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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 29, 2004

Registration No. 333-110932

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Coldwater Creek Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	82-0419266 (I.R.S. Employer Identification Number)

One Coldwater Creek Drive
Sandpoint, Idaho 83864
(208) 263-2266
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Dennis C. Pence, Chairman and Chief Executive Officer
Coldwater Creek Inc.
One Coldwater Creek Drive
Sandpoint, Idaho 83864
(208) 263-2266
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John E. Hayes III, Esq. Hogan & Hartson L.L.P. 1470 Walnut Street, Suite 200 Boulder, Colorado 80302 (720) 406-5300	Danielle Carbone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                              , 2004

Prospectus

3,900,000 Shares

Common Stock

        Coldwater Creek Inc. and the selling stockholders named in this prospectus are offering 2,500,000 shares and 1,400,000 shares, respectively, of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        Our common stock is quoted on the Nasdaq National Market under the symbol "CWTR." The last reported sale price of our common stock on the Nasdaq National Market on February 20, 2004 was $19.50 per share.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Proceeds to Coldwater Creek, before expenses	$	$

Proceeds to the selling stockholders, before expenses	$	$

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        The underwriters will purchase the shares on a firm commitment basis.

        We and certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 585,000 shares of common stock to cover over-allotments. The underwriters expect to deliver the shares of common stock to investors on or about                       , 2004.

Banc of America Securities LLC
Morgan Stanley
RBC Capital Markets

The date of this prospectus is            , 2004.

        You should rely only on the information contained or incorporated by reference in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell, and are not seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained in our website does not constitute part of this prospectus.

        Coldwater Creek®, Coldwater Creek Spirit® and the stylized Coldwater Creek Inc. logo used in this prospectus are trademarks of Coldwater Creek Inc. All other product and service names used are trademarks or service marks, registered or otherwise, of their respective owners.

        In this prospectus, the "company," "Coldwater Creek," "we," "us," and "our" refer to Coldwater Creek Inc., a Delaware corporation, and its subsidiaries.

TABLE OF CONTENTS

About this Prospectus
Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Price Range of Common Stock and Dividend Policy
Capitalization
Selected Consolidated Financial and Operating Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Principal and Selling Stockholders
Description of Capital Stock
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Incorporation of Certain Documents by Reference
Index to Consolidated Financial Statements

ABOUT THIS PROSPECTUS

        References to a fiscal year refer to the calendar year in which the fiscal year commences. In December 2002, our Board of Directors approved a change in our fiscal year end from the Saturday nearest February 28 to the Saturday nearest January 31, effective in 2003, in order to align our financial reporting schedule with the majority of other national retail companies. The financial statements for the fiscal year ended February 1, 2003 included in this prospectus cover the 11-month transition period of March 3, 2002 through February 1, 2003 and do not reflect a full 12-month fiscal year as presented in the financial statements for the other fiscal year periods appearing elsewhere in this prospectus.

        Our Board of Directors declared two 50% stock dividends, each having the effect of a 3-for-2 stock split, on December 19, 2002 and August 4, 2003, respectively. Unless otherwise indicated, the share, per share and stock price information contained in our financial statements and appearing elsewhere in this prospectus have been adjusted to reflect these stock dividends.

        We operate in two segments, direct and retail. Beginning in the quarter ended May 3, 2003, we reclassified our outlet stores and phone and Internet orders that originate in our retail stores from our direct segment to our retail segment to reflect the manner in which these segments are currently managed. We have reclassified prior period financial statements on a consistent basis for fiscal years 2002, 2001 and 2000. Due to information systems limitations, we have not reclassified the financial statements for periods prior to fiscal 2000 because it was not practicable for us to do so. In addition, management believes that the reclassification of these prior periods would be immaterial.

        When we use the term "active customers" in this prospectus, we are referring to customers who have made a purchase with us through any of our sales channels during the preceding 12 months. Active customers do not include retail customers who have not provided identifying information to us.

        We have cited industry data from the U.S. Census Bureau and NPD Group. We have not independently verified this data.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus or incorporated herein by reference. This prospectus contains forward-looking statements that involve risks and uncertainties. We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading "Risk Factors" and elsewhere in this prospectus, including information incorporated by reference in this prospectus from our other filings with the SEC.

Our Business

Coldwater Creek Profile

        Coldwater Creek is a specialty retailer of women's apparel, accessories, jewelry and gift items. Since we were founded in 1984, we have grown from a catalog company to a multi-channel retailer generating $524.3 million in net sales in the 12 months ended November 1, 2003. We have established a differentiated brand by offering exceptional value through a unique, proprietary merchandise assortment that reflects a sophisticated yet relaxed and casual lifestyle, coupled with superior customer service. Our target customers are women between the ages of 30 and 60, a group that spent in excess of $29 billion on apparel in 2002.

        We reach our customers through our direct segment, which comprises our catalog and e-commerce businesses, and our rapidly expanding base of retail stores. We believe this multi-channel approach allows us to cross-promote the Coldwater Creek brand and meet our customers' apparel and accessory needs by providing them convenient access to our merchandise lines regardless of the preferred shopping channel.

        During the 12 months ended November 1, 2003, we sent 140.8 million catalogs, which generated $201.4 million in net sales via phone and mail orders. Our catalogs also serve as a valuable marketing tool and help us promote our website and stores. Our website, www.coldwatercreek.com, provides a convenient shopping alternative for our customers and is a cost-effective means to expand our customer base. Our website generated $150.1 million in net sales for the 12 months ended November 1, 2003. We currently have over 2.0 million e-mail addresses to which we regularly send customized e-mails.

        Our retail segment is our fastest growing sales channel and is the key driver in our growth strategy. During the 12 months ended November 1, 2003, our retail business accounted for $172.8 million in net sales, or 33.0% of our total net sales. As of November 1, 2003, our retail segment was comprised of 63 full-line retail stores, 22 of which had been opened in fiscal 2003, as well as two resort stores and 17 merchandise clearance outlet stores in 51 markets. We opened three additional stores in November 2003 and closed one outlet store in December 2003. We currently plan to open 45 new full-line retail stores in fiscal 2004 and and 40 to 50 new stores in fiscal 2005.

Business Strategies

        We believe our success and future growth will be the result of consistent execution of the following business strategies:

  •
  We target a highly desirable, underserved demographic of women between the ages of 30 and 60, with household incomes in excess of $50,000. We believe women in this demographic have limited shopping options that cater specifically to their tastes and needs;

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  We differentiate our brand through our selection of unique, proprietary merchandise and the design of our retail stores, catalogs and e-commerce website, all of which embody a casual and relaxed lifestyle and attitude that appeals to our customers;

  •
  We leverage the integration of our three channels to enhance the visibility of our brand, accessibility to our merchandise and customer loyalty;

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  We provide an extraordinary shopping experience through exceptional customer service to further build our loyal customer base and monitor key service metrics to continually improve our customer service;

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  We leverage our data collection discipline as a direct marketer to promote and optimize the productivity of all our channels; and

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  We have recruited a management team with extensive experience in retail, merchandising, brand-building, real estate, information technology and finance gained from a variety of retail, direct marketing and apparel companies.

Growth Strategy

        We believe that refinements to our retail store model and infrastructure developments made over the past four years have positioned us to enter a phase of more rapid retail store growth. Our management team is committed to executing the following key growth strategies:

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  rapidly expanding our retail operations to address what we believe is an opportunity for us to grow to 400 to 500 stores in up to 275 to 300 identified markets nationwide over the next six to eight years;

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  further promoting our brand and providing multiple points of access to our merchandise; and

  •
  improving our operating margins as we grow our business and open more retail stores.

Recent Developments

        On March 10, 2004, we announced preliminary unaudited results for the fourth quarter and year ended January 31, 2004. Net sales in the fiscal 2003 fourth quarter decreased 3.1 percent to $168.8 million from $174.2 million in the fiscal 2002 fourth quarter. Net sales in fiscal 2003 increased 3.5 percent to $518.8 million from $501.5 million in fiscal 2002.

        Net income in the fiscal 2003 fourth quarter increased by $2.6 million, or 69.9 percent, to $6.4 million, or $0.26 per diluted share, compared with net income of $3.8 million, or $0.16 per diluted share for the comparable three-month period ended February 1, 2003. Net income for fiscal 2003 increased $4.6 million, or 58.6 percent, to $12.5 million, or $0.51 per diluted share, compared with net income of $7.9 million, or $0.33 per diluted share for the comparable twelve-month period ended February 1, 2003.

        Net sales from our retail segment increased 49.0 percent to $66.4 million in the fiscal 2003 fourth quarter from $44.6 million in the fiscal 2002 fourth quarter. Retail segment net sales represented 39.3 percent of our total net sales in the fiscal 2003 fourth quarter, compared with 25.6 percent in the fiscal 2002 fourth quarter.

        Net sales from our retail segment increased 45.0 percent to $194.6 million in fiscal 2003, from $134.2 million in fiscal 2002. Retail segment net sales represented 37.5 percent of our total net sales in fiscal 2003, compared with 26.8 percent in fiscal 2002.

        We operated 66 full-line retail stores at the end of fiscal 2003, compared with 41 full-line retail stores at the end of fiscal 2002.

        Net sales from our direct segment decreased 21.0 percent to $102.4 million in the fiscal 2003 fourth quarter from $129.7 million in the fiscal 2002 fourth quarter. Direct segment net sales represented 60.7 percent of our total net sales in the fiscal 2003 fourth quarter, compared with 74.4 percent in the fiscal 2002 fourth quarter.

        Net sales from the direct segment decreased 11.7 percent to $324.2 million in fiscal 2003 from $367.2 million in fiscal 2002. Direct segment net sales represented 62.5 percent of our total net sales in fiscal 2003, compared with 73.2 percent in fiscal 2002.

Our Address

        Our principal executive offices are located at One Coldwater Creek Drive, Sandpoint, Idaho 83864, and our telephone number is (208) 263-2266. We maintain a website at www.coldwatercreek.com. Information contained in our website is not part of this prospectus.

The Offering

Common stock offered by Coldwater Creek	2,500,000 shares
Common stock offered by the selling stockholders	1,400,000 shares
Total common stock offered	3,900,000 shares
Common stock to be outstanding after the offering	26,655,575 shares
Use of proceeds
We currently intend to use the net proceeds to continue to expand our retail operations and for working capital and other general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Use of Proceeds".
Nasdaq National Market Symbol	"CWTR"

        The number of shares of common stock to be outstanding after this offering is based on 24,155,575 shares of our common stock outstanding as of November 1, 2003, and excludes:

  •
  1,723,625 shares of common stock issuable upon the exercise of options outstanding under our Stock Option/Stock Issuance Plan, as amended, at a weighted average exercise price of $8.95 per share, of which options to purchase 1,054,760 shares are exercisable, having a weighted average exercise price of $9.07 per share;

  •
  643,574 shares reserved for issuance under our Stock Option/Stock Issuance Plan, as amended; and

  •
  1,460,264 shares of common stock reserved for issuance under our Employee Stock Purchase Plan, as amended.

        Unless otherwise noted, all information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised and reflects the adjustments for our two 50% stock dividends, each having the effect of a 3-for-2 stock split.

Summary Consolidated Financial Data
(in thousands, except per share and store data)

	Fiscal Year Ended			Nine Months Ended
	March 3, 2001 (53 weeks)	March 2, 2002 (52 weeks)	February 1, 2003(a) (48 weeks)	November 2, 2002	November 1, 2003
Statement of Operations Data:
Net sales	$458,445	$464,024	$473,172	$327,215	$350,010
Cost of sales	255,187	272,665	284,406	191,674	213,273

Gross profit	203,258	191,359	188,766	135,541	136,737
Selling, general and administrative expenses	182,770	188,902	173,330	128,721	126,874

Income (loss) from operations	20,488	2,457	15,436	6,820	9,863
Interest, net, and other	1,114	483	170	(46)	(126)
Income tax (benefit) provision	8,364	1,140	6,249	2,663	3,643

Net income (loss)	$13,238	$1,800	$9,357	$4,111	$6,094

Net income (loss) per share — basic(b)	$0.56	$0.08	$0.39	$0.17	$0.25

Net income (loss) per share — diluted(b)	$0.54	$0.07	$0.39	$0.17	$0.25

Selected Operating Data:
Total catalogs mailed	183,600	161,000	136,000	96,700	92,100
Total active customers	2,600	2,600	2,700	2,400	2,600
Number of stores at period end(c)	10	29	43	40	65
Average square feet per store(c)	10,300	8,200	7,600	7,650	6,668
	As of November 1, 2003
	Actual	As Adjusted(d)
Balance Sheet Data:
Cash and cash equivalents	$17,682	$63,173
Working capital	43,540	89,031
Total assets	226,141	271,632
Total debt(e)	—	—
Total stockholders' equity	113,313	158,804

(a)
Fiscal 2002 is an 11-month transition period as a result of the change in our fiscal year end from the Saturday nearest February 28 to the Saturday nearest January 31, effective February 1, 2003.

(b)
The net income (loss) per share amounts for the fiscal years ended February 1, 2003, March 2, 2002 and March 3, 2001, and for the nine months ended November 1, 2003 and November 2, 2002 reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by our Board of Directors on December 19, 2002 and August 4, 2003, respectively.

(c)
Excludes outlet stores and includes our two resort stores.

(d)
The as adjusted balance sheet data as of November 1, 2003 reflects the receipt of the estimated net proceeds from the sale of 2,500,000 shares of our common stock in this offering at an assumed public offering price of $19.50 per share, the closing price of our common stock on February 20, 2004, after deducting underwriting discounts and commissions and our estimated offering expenses.

(e)
We currently have a $60 million unsecured revolving line of credit, and, as of the date of this prospectus, we have not borrowed under this facility.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained or incorporated by reference in this prospectus before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may negatively impact our business. If any of the events described in the following risks occur, our business, results of operations and financial condition could be materially adversely affected. In addition, the trading price of our common stock could decline due to any of the events described in these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We may be unable to successfully implement our retail store rollout strategy, which could result in significantly lower revenue growth.

        The key driver of our growth strategy is our retail store expansion. We currently plan to open 45 new stores in fiscal 2004 and 40 to 50 new stores in fiscal 2005. We believe we will ultimately have 400 to 500 retail stores. However, there can be no assurance that these stores will be opened, will be opened in a timely manner, or, if opened, that these stores will be profitable. Our ability to open our planned retail stores depends on our ability to successfully:

  •
  Identify or secure premium retail space;

  •
  Negotiate site leases or obtain favorable lease terms for the retail store locations we identify; and

  •
  Avoid construction delays and cost overruns in connection with the build-out of new stores.

        Any miscalculations or shortcomings in the planning and control of our retail growth strategy could materially impact our results of operations and our financial condition.

We may continue to refine our retail store model, which could delay our planned retail store rollout and result in slower revenue growth.

        We have made numerous refinements in our retail store format since opening our first full-line store in 1999. Our retail model may undergo further refinements as we gain experience operating more stores. If we determine to make further refinements to our store model, it may delay the progress of our retail store rollout, which could slow our anticipated revenue growth. We are required to make long-term financial commitments when leasing retail store locations, which would make it more costly for us to close or relocate stores that do not prove to be successful. Furthermore, retail store operations entail substantial fixed costs, including costs associated with maintaining inventory levels, leasehold improvements, fixtures, store design and information and management systems, and we must continue to make these investments to maintain our current and future stores.

We may not select optimal locations for our retail stores, which could harm our net sales.

        The success of individual retail stores will depend to a great extent on locating them in desirable shopping venues in markets that include our target demographic. The success of individual stores may depend on the success of the shopping malls or lifestyle centers in which they are located. In addition, the demographic and other marketing data we rely on in determining the location of our stores cannot predict future consumer preferences and buying trends with complete accuracy. As a result, retail stores we open may not be profitable or may be less successful than we anticipate.

We may be unable to manage the costs associated with our catalog business, which could harm our results of operations.

        We incur substantial costs associated with our catalog mailings, including paper, postage, merchandise acquisition and human resource costs associated with catalog layout and design, production and circulation and increased inventories. Most of these costs are incurred prior to mailing. As a result, we are not able to adjust the costs of a particular catalog mailing to reflect the actual subsequent performance of the catalog. Increases in U.S. Postal Service rates and the cost of telecommunications services, paper and catalog production could significantly increase our catalog production costs and result in lower profits for our catalog business to the extent we are unable to pass these costs onto our customers or implement more cost effective printing, mailing or distribution systems. Because our catalog business accounts for a significant portion of total net sales, any performance shortcomings experienced by our catalog business would likely have a material adverse effect on our overall business, financial condition, results of operations and cash flows.

Response rates to our catalogs could decline, which would negatively impact our net sales and results of operations.

        Response rates to our catalog mailings and, as a result, the net sales generated by each catalog mailing, can be affected by factors beyond our control such as changing consumer preferences, willingness to purchase goods through catalogs, weak economic conditions and uncertainty, and unseasonable weather in key geographic markets. A portion of our catalog mailings are to prospective customers. These mailings involve risks not present in mailings to our existing customers, including lower and less predictable response rates. Additionally, it has become more difficult for us and other direct retailers to obtain quality prospecting mailing lists, which may limit our ability to maintain the size of our active catalog customer list. Lower response rates could result in lower-than-expected full-price sales and higher-than-expected clearance sales at substantially reduced margins.

Our direct segment sales may decline if we are unable to timely mail our catalogs.

        The timely mailing of our catalogs is critical to the success of our direct business, particularly during our peak holiday selling seasons, and requires the involvement of many different groups within our organization as well as outside vendors. Consequently, we are subject to potential delays at multiple points throughout the process of producing a catalog, many of which we may be unable to prevent. Any delay in mailing a catalog could cause customers to forego or defer purchases from us.

Consumers concerns about purchasing items via the Internet as well as external or internal infrastructure system failures could negatively impact our e-commerce sales or cause us to incur additional costs.

        Our e-commerce business is vulnerable to consumer privacy concerns relating to purchasing items over the Internet, security breaches, and failures of internet infrastructure and communications systems. If consumer confidence in making purchases over the Internet declines as a result of privacy or other concerns, our e-commerce net sales could decline. We may be required to incur increased costs to address or remedy any system failures or security breaches.

We may be unable to manage expanding operations and the complexities of our multi-channel strategy, which could harm our results of operations.

        During the past few years, with the implementation of our multi-channel business model, our overall business has become substantially more complex. This increasing complexity has resulted and will continue to result in increased demands on our managerial, operational and administrative resources and has forced us to develop new expertise. In order to manage our complex multi-channel strategy, we will be required to continue, among other things, to:

  •
  improve and integrate our management information systems and controls, including installing and integrating a new inventory management system;

  •
  expand our distribution capabilities;

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  attract, train and retain qualified personnel, including middle and senior management, and manage an increasing number of employees; and

  •
  obtain sufficient manufacturing capacity from vendors to produce our merchandise.

We may be unable to anticipate changing customer preferences and to respond in a timely manner by adjusting our merchandise offerings, which could result in lower sales.

        Our future success will depend on our ability to continually select the right merchandise assortment, maintain appropriate inventory levels and creatively present merchandise in a way that is appealing to our customers. Consumer preferences cannot be predicted with certainty, as they continually change and vary from region to region. On average, we begin the design process for our apparel nine to ten months before merchandise is available to our customers, and we typically begin to make purchase commitments four to six months in advance. These lead times make it difficult for us to respond quickly to changing consumer preferences and amplify the consequences of any misjudgments we might make in anticipating customer preferences. Consequently, if we misjudge our customers' merchandise preferences or purchasing habits, our sales may decline significantly, and we may be required to mark down certain products to significantly lower prices to sell excess inventory, which would result in lower margins.

We depend on key vendors for timely and effective sourcing and delivery of our merchandise. If these vendors are unable to timely fill orders or meet our quality standards, we may lose customer sales and our reputation may suffer.

        Our direct business depends largely on our ability to fulfill orders on a timely basis, and our direct and retail businesses largely depend on our ability to keep appropriate levels of inventory in our distribution center and our stores. As we grow our retail business, we may experience difficulties in obtaining sufficient manufacturing capacity from vendors to produce our merchandise. We generally maintain non-exclusive relationships with multiple vendors that manufacture our merchandise. However, we have no contractual assurances of continued supply, pricing or access to new products, and any vendor could discontinue selling to us at any time. If we were required to change vendors or if a key vendor were unable to supply desired merchandise in sufficient quantities on acceptable terms, we may experience delays in filling customer orders or delivering inventory to our stores until alternative supply arrangements are secured, which could result in lost sales and a decline in customer satisfaction.

Our increasing reliance on foreign vendors will subject us to uncertainties that could impact our cost to source merchandise and delay or prevent merchandise shipments.

        As we expand our retail stores and our merchandise volume requirements increase, we expect to source merchandise directly from foreign vendors, particularly those located in Asia. This will expose us to new and greater risks and uncertainties, the occurrence of which could substantially impact our ability to source merchandise through foreign vendors and to realize any perceived cost savings. We will be subject to, among other things:

  •
  burdens associated with doing business overseas, including the imposition of, or increases in, tariffs or import duties, or import/export controls or regulation, and the availability of quotas, as well as credit assurances we are required to provide to foreign vendors;

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  declines in the relative value of the U.S. dollar to other foreign currencies;

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  failure of foreign vendors to adhere to our quality assurance standards or our standards for conducting business;

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  changing or uncertain economic conditions, political uncertainties or unrest, or epidemics or other health or weather-related events in foreign countries resulting in the disruption of trade from exporting countries; and

  •
  restrictions on the transfer of funds or transportation delays or interruptions.

We may be unable to fill customer orders efficiently, which could harm customer satisfaction.

        If we are unable to efficiently process and fill customer orders, customers may cancel or refuse to accept orders, and customer satisfaction could be harmed. We are subject to, among other things:

  •
  failures in the efficient and uninterrupted operation of our customer service call centers or our sole distribution center in Mineral Wells, West Virginia, including system failures caused by telecommunications systems providers and order volumes that exceed our present telephone or Internet system capabilities;

  •
  delays or failures in the performance of third parties, such as shipping companies and the U.S. postal and customs services, including delays associated with labor disputes, labor union activity, inclement weather, natural disasters, health epidemics and possible acts of terrorism; and

  •
  disruptions or slowdowns in our order processing or fulfillment systems resulting from the recently increased security measures implemented by U.S. customs, or from homeland security measures, telephone or Internet down times, system failures, computer viruses, electrical outages, mechanical problems, human error or accidents, fire, natural disasters or comparable events.

We have a liberal merchandise return policy, and we may experience a greater number of returns than we anticipate.

        As part of our customer service commitment, we maintain a liberal merchandise return policy that allows customers to return any merchandise, virtually at any time and for any reason, and regardless of condition. We make allowances in our financial statements for anticipated merchandise returns based on historical return rates and our future expectations. These allowances may be exceeded, however, by actual merchandise returns as a result of many factors, including changes in the merchandise mix or consumer preferences or confidence. Any significant increase in merchandise returns or merchandise returns that exceed our allowances could materially adversely affect our financial condition, results of operations and cash flows.

Our quarterly results of operations fluctuate and may be negatively impacted by a failure to predict sales trends and by seasonal influences.

        Our net sales, operating results, liquidity and cash flows have fluctuated, and will continue to fluctuate, on a quarterly basis, as well as on an annual basis, as a result of a number of factors, including, but not limited to, the following:

  •
  the number and timing of our full-line retail store openings;

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  the timing of our catalog mailings and the number of catalogs we mail;

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  our ability to accurately estimate and accrue for merchandise returns and the costs of obsolete inventory disposition;

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  the timing of merchandise receiving and shipping, including any delays resulting from labor strikes or slowdowns, adverse weather conditions, health epidemics or national security measures; and

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  shifts in the timing of important holiday selling seasons relative to our fiscal quarters, including Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas, and the day of the week on which certain important holidays fall.

        Our results continue to depend materially on sales and profits from the November and December holiday shopping season. In anticipation of traditionally increased holiday sales activity, we incur certain significant incremental expenses, including the hiring of a substantial number of temporary employees to supplement our existing workforce. If, for any reason, we were to realize lower-than-expected sales or profits during the November and December holiday selling season, our financial condition, results of operations, including related gross margins, and cash flows for the entire fiscal year would be materially adversely affected.

We face substantial competition from discount retailers in the women's apparel industry.

        We believe our customers are willing to pay slightly higher prices for our unique merchandise and superior customer service. However, we face substantial competition from discount retailers, such as Kohl's and Target, for basic elements in our merchandise lines, and our net sales may decline if we are unable to differentiate our merchandise and shopping experience from these discount retailers. In addition, the retail apparel industry has experienced significant price deflation over the past several years largely due to the downward pressure on retail prices caused by discount retailers. This price deflation may make it more difficult for us to maintain our gross margins and to compete with retailers that have greater purchasing power than we have. Furthermore, because we currently source a significant percentage of our merchandise through intermediaries and from suppliers and manufacturers located in the United States and Canada, where labor and production costs, on average, tend to be higher, our gross margins may be lower than those of competing retailers.

Our success is dependent upon our senior management team.

        Our future success depends largely on the efforts of Dennis Pence, Chairman and Chief Executive Officer; Georgia Shonk-Simmons, President and Chief Merchandising Officer; Melvin Dick, Executive Vice President and Chief Financial Officer; and Dan Griesemer, Senior Vice President of Retail. The loss of any of these individuals or other key personnel could have a material adverse effect on our business. Furthermore, the location of our corporate headquarters in Sandpoint, Idaho may make it more difficult to replace key employees who leave us, or to add qualified employees we will need to manage our further growth.

        Prior to joining our company, Melvin Dick, our Executive Vice President and Chief Financial Officer, served as the lead engagement partner for Arthur Andersen's audit of WorldCom's consolidated financial statements for the fiscal year ended December 31, 2001, and its subsequent review of WorldCom's condensed consolidated financial statements for the fiscal quarter ended March 31, 2002. The ongoing investigation of the WorldCom matter may require Mr. Dick's attention, which may impair his ability to devote his full time and attention to our company. Further, Mr. Dick's association with the WorldCom matter may adversely affect customers' or investors' perception of our company.

Lower demand for our merchandise could reduce our gross margins and cause us to slow our retail expansion.

        Our merchandise is comprised primarily of discretionary items, and demand for our merchandise is affected by a number of factors that influence consumer spending. Lower demand may cause us to move more full-price merchandise to clearance, which would reduce our gross margins, and could adversely affect our liquidity (including compliance with our debt covenants) and, therefore, slow the pace of our retail expansion. We have maintained conservative inventory levels, which we believe will make us less vulnerable to sales shortfalls. However, low inventory levels also carry the risk that, if demand is stronger than we anticipate, we will be forced to backorder merchandise, which may result in lost sales and lower customer satisfaction.

Our sales tax collection policy may expose us to the risk that we may be assessed for unpaid taxes.

        Many states have attempted to require that out-of-state direct marketers and e-commerce retailers whose only contact with the taxing state are solicitations and delivery of purchased products through the mail or the Internet collect sales taxes on sales of products shipped to their residents. The U.S. Supreme Court has held that these states, absent congressional legislation, may not impose tax collection obligations on an out-of-state mail order or Internet company. Although we believe that we have collected sales tax where we are required to do so under existing law, state tax authorities may disagree, and we could be subject to assessments for uncollected sales taxes, as well as penalties and interest and demands for prospective collection of such taxes. Furthermore, if Congress enacts legislation permitting states to impose sales tax collection obligations on out-of-state catalog or e-commerce businesses, or if we are otherwise required to collect additional sales taxes, such tax collection obligations may negatively affect customer response and could have a material adverse effect on our financial position, results of operations and cash flows. In addition, as we open more retail stores, our tax collection obligations will increase significantly and complying with the greater number of state and local tax regulations to which we will be subject may strain our resources.

Risks Relating to This Offering

Our stock price has fluctuated and may continue to fluctuate widely.

        The market price for our common stock has fluctuated and has been and will continue to be significantly affected by, among other factors, our quarterly operating results, changes in any earnings estimates publicly announced by us or by analysts, customer response to our merchandise offerings, the size of our catalog mailings, the timing of our retail store openings or of important holiday seasons relative to our fiscal periods, seasonal effects on sales and various factors affecting the economy in general. The reported high and low closing sale prices of our common stock were $11.36 per share and $5.37 per share, respectively, during the fiscal year ended February 1, 2003, and were $13.10 per share and $5.86 per share, respectively, during the first nine months of our 2003 fiscal year. In addition, the Nasdaq National Market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies.

Our largest stockholders may exert influence over our business regardless of the opposition of other stockholders or the desire of other stockholders to pursue an alternate course of action.

        Dennis Pence, our Chairman and Chief Executive Officer, and Ann Pence, our Vice Chairman, have informed the company that they have an informal arrangement pursuant to which they have agreed to vote their shares together and, when selling shares, doing so in equal amounts. This arrangement is not in writing, and can be terminated at any time, and there is no assurance that Dennis Pence and Ann Pence will continue to act together with respect to their shares. Because of their informal arrangement, Dennis Pence and Ann Pence together may be deemed to beneficially own, directly and indirectly, approximately 49.6% of our outstanding common stock as of November 1, 2003, and 41.6% after giving effect to this offering. Dennis Pence and Ann Pence acting together, or either of them acting independently, could have significant influence over any matters submitted to our stockholders, including the election of our directors and approval of business combinations, and could delay, deter or prevent a change of control of our company, which may adversely affect the market price of our common stock. The interests of Dennis Pence and Ann Pence may not always coincide with the interests of our other stockholders.

Provisions in our charter documents and Delaware law may inhibit a takeover and discourage, delay or prevent our stockholders from replacing or removing our current directors or management.

        Provisions in our Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a merger with or acquisition of us, even where the stockholders may consider it to be favorable. These provisions could also prevent or hinder an attempt by our stockholders to replace our current directors and include:

  •
  providing for a classified Board of Directors with staggered, three-year terms;

  •
  prohibiting cumulative voting in the election of directors;

  •
  authorizing the issuance of "blank check" preferred stock;

  •
  limiting persons who can call special meetings of the Board of Directors or stockholders;

  •
  prohibiting stockholder action by written consent; and

  •
  establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at a stockholders meeting.

        Because our Board of Directors appoints management, any inability to effect a change in our Board of Directors may also result in the entrenchment of management.

        We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our Certificate of Incorporation and Bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

Future sales of our common stock may depress our stock price.

        All of our executive officers and directors holding an aggregate of 12,552,560 shares of our common stock as of November 1, 2003 have agreed that they will not offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock other than in connection with this offering without the prior written consent of Banc of America Securities LLC for a period of 90 days after the date of this prospectus. After the expiration of this period, shares held by these stockholders will become eligible for sale to the public free from any contractual restrictions. We have agreed to the same lock-up period. After expiration of this lock-up, we may sell equity securities to raise additional funds, which would result in dilution to our stockholders. In addition, there are 1,723,625 shares of common stock issuable upon the exercise of outstanding options as of November 1, 2003 that may be sold 30 days after the date of this prospectus. The market price of our common stock could decline as a result of sales of a large number of shares after this offering or the perception that sales could occur. In addition, the large number of secondary shares eligible for resale might make it more difficult for us to sell common stock in the future at a time and or a price that we deem appropriate.

Because we do not plan to pay cash dividends in the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

        We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Additionally, we are currently restricted from paying cash dividends under our credit facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

We may need to raise additional funds, which may impose limitations on our operations or prevent or delay our retail expansion.

        If our cash flow from operations together with the proceeds of this offering are insufficient to meet our future capital requirements, we will have to raise additional funds to continue our retail expansion. If we raise funds through the issuance of debt securities, it could result in a substantial portion of our cash flow being devoted to the payment of principal and interest, and could render us more vulnerable to competitive pressures and economic downturns and impose restrictions on our operations. If adequate funds are not available, we may be required to reduce the number of new retail stores we open in the future, or to obtain funds through other arrangements that may only be available on unattractive terms, if at all.

Risks Related to Engagement of Arthur Andersen LLP as our Former Auditors

We have not obtained the consent of Arthur Andersen LLP to be named in the registration statement to which this prospectus is a part as having audited our financial statements for our 2001 and 2000 fiscal years. This will limit your ability to assert claims against Arthur Andersen.

        Arthur Andersen LLP audited our financial statements included in this prospectus for the years ended March 2, 2002 and March 3, 2001. We are unable to obtain the consent of Arthur Andersen LLP to the inclusion in the registration statement, of which this prospectus is a part, of their report with respect to our consolidated financial statements for the fiscal years ended March 2, 2002 and March 3, 2001. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to file the registration statement without a written consent from Arthur Andersen LLP. The absence of this consent may limit your recovery on certain claims. In particular, and without limitation, you will not be able to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in our consolidated financial statements for the fiscal years ended March 2, 2002 and March 3, 2001 which appear in this prospectus, or any omission to state a material fact required to be stated therein. In addition, the impact on Arthur Andersen LLP's financial condition of the conviction of Arthur Andersen LLP on federal obstruction of justice charges may adversely affect its ability to satisfy any claims arising from its provision of auditing services to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains various statements regarding our current strategies, financial position, results of operations, cash flows, operating and financial trends and uncertainties, as well as certain forward-looking statements regarding our future expectations. When used in this discussion, words such as "anticipate," "believe," "estimate," "expect," "could," "may," "will," "should," "plan," "predict," "potential" and similar expressions are intended to identify such forward-looking statements. Our forward-looking statements are based on our current expectations and are subject to numerous risks and uncertainties. As such, our actual future results, performance or achievements may differ materially from the results expressed in, or implied by, our forward-looking statements. These risks and uncertainties include, but are not limited to, the risks identified above under the caption "Risk Factors" and elsewhere in this prospectus. We assume no future obligation to update any of our forward-looking statements or to provide periodic updates or guidance.

USE OF PROCEEDS

        The public offering price of the shares of common stock in this offering will be based on the market price of our common stock as reported on the Nasdaq National Market. We estimate the net proceeds to us from the sale of 2,500,000 shares of our common stock in this offering to be approximately $45.5 million at an assumed public offering price of $19.50 per share, the closing price of our common stock on February 20, 2004, after deducting underwriting discounts and commissions and our estimated offering expenses. The net proceeds to us will be approximately $51.0 million if the underwriters exercise their over-allotment option in full. We will not receive any proceeds from the sale of the 1,400,000 shares of common stock offered pursuant to this prospectus for the account of the selling stockholders.

        We currently intend to use the net proceeds from this offering to continue to expand our retail operations and for working capital and for other general corporate purposes. Pending the application of the proceeds, we intend to invest the net offering proceeds in short-term, interest-bearing, investment-grade securities.

        The foregoing represents our current intentions based upon our present plans and business condition. We will have broad discretion in the application of the net proceeds from this offering, and the occurrence of unforeseen events or changes in business conditions could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock has been quoted on the Nasdaq National Market under the symbol "CWTR" since our initial public offering on January 29, 1997. The following table sets forth for the indicated periods the high and low closing sale prices of our common stock as quoted on the Nasdaq National Market. On December 19, 2002 and on August 4, 2003, our Board of Directors declared 50% stock dividends, each having the effect of a 3-for-2 stock split, on our issued and outstanding common stock. The new shares were distributed on January 30, 2003 and on September 9, 2003, respectively. The stock prices below reflect the effect of these two stock dividends.

	Price Range of Common Stock
	High	Low
Fiscal 2003:
First Quarter	$8.29	$5.86
Second Quarter	11.92	5.94
Third Quarter	13.10	9.29
Fourth Quarter (November 2, 2003 to January 31, 2004)	14.71	11.00
Fiscal 2002:
First Quarter	$10.31	$7.32
Second Quarter	11.36	6.52
Third Quarter	7.09	5.37
Fourth Quarter	8.94	6.30
Fiscal 2001:
First Quarter	$10.88	$8.09
Second Quarter	12.52	8.83
Third Quarter	11.98	7.56
Fourth Quarter	11.96	5.84

        On February 20, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $19.50, and there were 24,170,151 shares of common stock outstanding, with approximately 151 holders of record.

        We have never paid any cash dividends on our common stock and do not expect to declare cash dividends in the foreseeable future. Additionally, we are currently restricted from paying cash dividends under our credit facility.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our consolidated capitalization as of November 1, 2003:

  •
  On an actual basis; and

  •
  On an as adjusted basis to reflect the sale of 2,500,000 shares of common stock offered by us at an assumed public offering price of $19.50 per share, the closing price of our common stock on February 20, 2004, after deducting underwriting discounts and commissions and our estimated offering expenses.

        This table should be read in conjunction with our selected consolidated financial data and the consolidated financial statements included elsewhere in this prospectus.

	As of November 1, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$17,682	$63,173

Long-term debt(a)	—	—
Stockholders' equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 60,000,000 shares authorized; 24,155,575 shares issued and outstanding, actual; and 26,655,575 shares issued and outstanding, as adjusted	242	267
Additional paid-in-capital	47,827	93,293
Retained earnings	65,244	65,244

Total stockholders' equity	113,313	158,804

Total capitalization	$113,313	$158,804

(a)
We currently have a $60 million unsecured revolving line of credit, and, as of the date of this prospectus, we have not borrowed under this facility.

        The number of shares of common stock outstanding is based on 24,155,575 shares of our common stock outstanding as of November 1, 2003, and excludes the following:

  •
  1,723,625 shares of common stock issuable upon the exercise of options outstanding under our Stock Option/Stock Issuance Plan, as amended, at a weighted average exercise price of $8.95 per share, of which options to purchase 1,054,760 shares are exercisable, having a weighted average exercise price of $9.07 per share.

  •
  643,574 shares reserved for issuance under our Stock Option/Stock Issuance Plan, as amended.

  •
  1,460,264 shares reserved for issuance under our Employee Stock Purchase Plan, as amended.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The selected consolidated financial and operating data in the following table sets forth (i) balance sheet data as of February 1, 2003 and statement of operations data for the 11-month period then ended, derived from our consolidated financial statements audited by KPMG LLP, independent accountants, which are included elsewhere in this prospectus, (ii) balance sheet data as of March 2, 2002 and statement of operations data for the fiscal years ended March 2, 2002 and March 3, 2001, derived from our consolidated financial statements audited by Arthur Andersen LLP, independent auditors, which are included elsewhere in this prospectus, (iii) balance sheet data as of March 3, 2001, February 26, 2000 and February 27, 1999, and statement of operations data for the fiscal years ended February 26, 2000 and February 27, 1999, derived from our consolidated financial statements audited by Arthur Andersen LLP, which are not presented in this prospectus, (iv) balance sheet data as of November 1, 2003 and November 2, 2002 and statement of operations data for the nine-month periods then ended, derived from our unaudited financial statements included elsewhere in this prospectus, and (v) selected operating data as of and for the periods indicated. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Years Ended(a)					Nine Months Ended
	February 27, 1999 (52 weeks)	February 26, 2000 (52 weeks)	March 3, 2001 (53 weeks)	March 2, 2002 (52 weeks)	February 1, 2003 (48 weeks)	November 2, 2002	November 1, 2003
	(in thousands, except per share and store data)
Statement of Operations Data:
Net sales	$356,079	$361,566	$458,445	$464,024	$473,172	$327,215	$350,010
Cost of sales	191,966	196,281	255,187	272,665	284,406	191,674	213,273

Gross profit	164,113	165,285	203,258	191,359	188,766	135,541	136,737
Selling, general and administrative expenses	145,735	143,553	182,770	188,902	173,330	128,721	126,874

Income (loss) from operations	18,378	21,732	20,488	2,457	15,436	6,820	9,863
Interest, net, and other	(697)	864	1,114	483	170	(46)	(126)
Gain on sale of Milepost Four assets	—	826	—	—	—	—	—

Income (loss) before provision for income taxes	17,681	23,422	21,602	2,940	15,606	6,774	9,737
Income tax (benefit) provision	6,990	9,251	8,364	1,140	6,249	2,663	3,643

Net income (loss)	$10,691	$14,171	$13,238	$1,800	$9,357	$4,111	$6,094

Net income (loss) per share — basic(b)	$0.47	$0.62	$0.56	$0.08	$0.39	$0.17	$0.25

Weighted average shares outstanding — basic(b)	22,877	23,031	23,619	23,832	23,898	23,832	24,044
Net income (loss) per share — diluted(b)	$0.45	$0.59	$0.54	$0.07	$0.39	$0.17	$0.25

Weighted average shares outstanding — diluted(b)	23,633	23,823	24,507	24,323	24,098	24,056	24,309
Selected Channel Data:(c)
Net sales:
Catalog	$346,108	$319,710	$300,723	$246,048	$200,157	$133,881	$123,138
Internet	437	28,970	112,399	141,873	144,838	103,644	98,648
Retail	9,534	12,886	45,323	76,103	128,177	89,690	128,224
Selected Operating Data:
Total catalogs mailed	153,100	139,800	183,600	161,000	136,000	96,700	92,100
Total active customers(d)	2,000	2,200	2,600	2,600	2,700	2,400	2,600
Number of stores at period end(e)	2	4	10	29	43	40	65
Average square feet per store(e)	17,000	13,500	10,300	8,200	7,600	7,650	6,668

	As of
	February 27, 1999 (52 weeks)	February 26, 2000 (52 weeks)	March 3, 2001 (53 weeks)	March 2, 2002 (52 weeks)	February 1, 2003 (48 weeks)	November 2, 2002	November 1, 2003
	(in thousands, except per share and store data)
Balance Sheet Data:
Cash and cash equivalents	$149	$7,533	$4,600	$4,989	$26,630	$1,421	$17,682
Working capital	27,792	36,735	42,954	26,679	37,365	30,916	43,540
Total assets	100,621	122,870	150,890	169,247	187,647	202,405	226,141
Total debt(f)	—	—	—	—	—	—	—
Stockholders' equity	60,106	76,570	96,135	94,928	105,963	101,708	113,313

(a)
References to a fiscal year refer to the calendar year in which the fiscal year commences. On December 16, 2002, our Board of Directors approved a change in our fiscal year end from the Saturday nearest February 28 to the Saturday nearest January 31, effective February 1, 2003. We made this decision to align our reporting schedule with the majority of other national retail companies. Accordingly, our 2002 fiscal year consisted of an 11-month transition period. In addition, our floating fiscal year-end typically results in 13-week fiscal quarters and a 52-week fiscal year, but will occasionally give rise to an additional week resulting in a 14-week fiscal fourth quarter and a 53-week fiscal year. For the fiscal years presented above, only our fiscal year ended March 3, 2001 reflects an incremental fifty-third week.

(b)
The weighted average shares outstanding and net income per share amounts reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by our Board of Directors on December 19, 2002 and August 4, 2003, respectively.

(c)
Beginning with our first quarter of fiscal 2003, we reclassified our outlet store business and phone and Internet orders that originate in our retail stores from our direct segment to our retail segment. We have reclassified prior period financial statements on a consistent basis for fiscal years 2002, 2001 and 2000 only. Due to information systems limitations, we did not reclassify periods prior to fiscal 2000 because it was not practicable for us to do so. In addition, management believes that the reclassification of these periods would be immaterial.

(d)
An "active customer" is defined as a customer who purchased merchandise from us through any of our sales channels during the 12-month period preceding the end of the period indicated. Active customers do not include retail customers who have not provided identifying information to us.

(e)
Exludes outlet stores and includes our two resort stores.

(f)
We currently have a $60 million unsecured revolving line of credit, and, as of the date of this prospectus, we have not borrowed under this facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        We encourage you to read this Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our accompanying consolidated financial statements and their related notes. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" beginning on page 5 of this prospectus.

        When we refer to a fiscal year, we mean the calendar year in which the fiscal year begins. On December 16, 2002, our Board of Directors approved a change in our fiscal year end from the Saturday nearest February 28 to the Saturday nearest January 31, effective February 1, 2003. Accordingly, our 2002 fiscal year consisted of an 11-month transition period. We made this decision to align our financial reporting schedule with the majority of other national retail companies.

        We currently operate in two reportable segments, our direct segment and our retail segment. Beginning in the quarter ended May 3, 2003, we reclassified our outlet store business and phone and Internet orders that originate in our retail stores from our direct segment to our retail segment. We made these reclassifications to reflect the manner in which our segments are currently managed. We have reclassified prior period financial statements on a consistent basis for fiscal years 2002, 2001 and 2000. These reclassifications had no impact on our consolidated net sales, net income, retained earnings or cash flows for any period. Due to information systems limitations, we did not reclassify periods prior to fiscal 2000 because it was not practicable for us to do so. In addition, management believes that the reclassification of these prior periods would be immaterial.

        Unless otherwise indicated, the common stock outstanding, retained earnings and net income per share amounts appearing in this prospectus and the financial statements included herein reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by our Board of Directors on December 19, 2002 and August 4, 2003, respectively. These stock dividends have the combined effect of a 2.25-for-1 stock split.

Coldwater Creek Profile

        Coldwater Creek is a multi-channel, specialty retailer of women's apparel, accessories, jewelry and gift items. Our unique, proprietary merchandise assortment and our retail stores, catalogs and e-commerce website are designed to appeal to women between the ages of 30 and 60, with household incomes in excess of $50,000. We reach our customers through our direct segment, which consists of our catalog and e-commerce businesses, and our rapidly expanding base of retail stores.

        Our catalog business is a significant sales channel and acts as an efficient marketing platform to cross-promote our website and retail stores. During the 12 months ended November 1, 2003, we mailed 140.8 million catalogs. We launched our full-scale e-commerce website, www.coldwatercreek.com, in 1999 to cost-effectively expand our customer base and provide another convenient shopping alternative for our customers. We currently have a database of over 2.0 million e-mail addresses to which we regularly send customized e-mails.

        Our retail channel is our fastest growing sales channel and represented 33.0% of our total net sales in the 12 months ended November 1, 2003. We expect our retail business to be the key driver of our growth strategy. As of November 1, 2003, we operated 63 full-line retail stores, 22 of which were opened in fiscal 2003, as well as two resort stores and 17 merchandise clearance outlet stores in 51 markets. We opened three additional stores in November 2003 and currently plan to open 45 new stores in fiscal 2004 and 40 to 50 new stores in fiscal 2005. We closed one outlet store in December 2003. Over the past four years, we have been refining our retail store model and have taken the following steps to support the growth of our retail business and realize the benefits of our multi-channel model:

  •
  testing and developing a scaleable retail store model for national rollout;

  •
  deepening the management team, particularly in our retail segment, by hiring key members of management with extensive retail experience;

  •
  focusing our merchandise offering by refining our product assortment and increasing our investment in key items; and

  •
  integrating our retail and direct merchandise planning and inventory management functions to maintain fashion continuity and brand integrity across all channels.

Direct Segment Operations

        Our direct segment includes our catalog and e-commerce businesses. Our direct channel generated $351.5 million in net sales, or approximately 67.0% of our total net sales, for the 12 months ended November 1, 2003. As we continue to rollout our retail stores, we expect our direct segment to decrease as a percentage of total net sales over time. However, we expect our direct segment to continue to be a core component of our operations and brand identity and an important vehicle to promote each of our channels and provide cash flow to support our retail store expansion.

  Our Catalogs

        For the 12 months ended November 1, 2003, our catalog business generated $201.4 million in net sales, or 38.4% of total net sales. Historically, we used three catalogs, Northcountry, Spirit and Elements, to feature our entire line of full-price merchandise with different assortments for each title to target separate sub-groups of our core demographic. In November 2003, we announced our intention to combine our two smaller catalogs, Spirit and Elements, and to re-introduce the combined catalog under the Spirit title in January 2004. Additionally, each year we assemble selected merchandise from the most popular items in our primary merchandise lines and feature them in a festive Gifts-to-Go holiday catalog and on our website.

        Since 2000, in an effort to increase the productivity of our direct business and reduce costs, we have reduced our catalog circulation and have been actively promoting the migration of our customers from our catalogs to our more cost-efficient e-commerce website. We have also focused on decreasing the number of mailings to prospective customers because they increasingly produce lower response rates and contribute fewer sales than mailings to active customers. In fiscal 2003, we mailed 117.8 million catalogs, down 35.8% from our peak mailings of 183.6 million catalogs in 2000. We expect to continue to reduce our catalog circulation, particularly to prospective customers, which we believe will continue to have a positive impact on our selling, general and administrative expenses. Although we anticipate losing some potential prospect sales, we believe that optimizing the level of our prospect mailings will have an overall positive impact on our net income.

  E-commerce Website

        We launched our full-scale e-commerce website, www.coldwatercreek.com, in July of 1999 to offer a convenient, user-friendly and secure online shopping option for our customers. The website features our entire full-price merchandise offering found in our catalogs and retail stores. It also serves as an efficient promotional vehicle for the disposition of excess inventory.

        In the 12 months ended November 1, 2003, online net sales were $150.1 million and represented 28.6% of total net sales. As of November 1, 2003, we had over 2.0 million opt-in e-mail addresses to which we regularly send customized e-mails to drive sales through our website and our other channels. We also participate in a net sales commission-based program whereby numerous popular Internet search engines and consumer and charitable websites provide hotlink access to our website. This affiliate program serves as an effective tool in prospecting for new customers.

Retail Segment Operations

        Our retail segment includes our retail and outlet stores and catalog and Internet sales that originate in our retail stores. Our retail channel is our fastest growing sales channel and generated $172.8 million in net sales, or 33.0% of total net sales, for the 12 months ended November 1, 2003.

  Full-Line Stores

        We opened our first full-line retail store in November 1999 and have since tested and refined our store format and reduced capital expenditures required for build-out. We believe there is an opportunity to grow to 400 to 500 stores in up to 275 to 300 identified markets nationwide over the next six to eight years. We currently have 68 stores and plan to open approximately 45 new stores in fiscal 2004. We have secured suitable locations for these planned stores and believe we will be able to complete our 2004 expansion plans with available working capital. In 2005, we currently plan to open 40 to 50 new stores, and are in the process of securing appropriate sites for these stores.

        After 2005 it is our current intention to continue to open new stores at our current pace, although we do not maintain a specific rollout plan beyond a two-year horizon. We continually reassess our store rollout plans based on the overall retail environment, the performance of our retail business, our access to working capital and external financing and the availability of suitable store locations. For example, it is possible that in any year we will increase our planned store openings, particularly if we experience strong retail sales and have access to the necessary working capital or external financing. Likewise, we would be inclined to curtail our store rollout if we were to experience weaker retail sales or if we did not have adequate working capital or access to financing.

        Our core new store model, which we introduced in the second half of 2002, consists of 5,000 to 6,000 square foot stores. These stores reflect improvements in our construction processes, materials and fixtures, merchandise layout and store design and have reduced our initial capital investment per store compared to previously opened stores. This model assumes an average initial net investment per store of approximately $560,000 and anticipates net sales per square foot of approximately $500 in the third year of operations. For the 12 months ended November 1, 2003, our 37 full-line stores that had been open at least 13 months averaged 7,269 square feet and net sales per square foot of $467. Most of these stores have been open for one to two years.

        We are also testing a smaller store model of 3,000 to 4,000 square foot stores. We have designed these stores to access smaller markets and to increase our presence in larger metropolitan markets. This model assumes an average initial net investment per store of approximately $400,000 and anticipates net sales per square foot of approximately $600 in the third year of operations. We currently have six stores open in this model, none of which has been open for a full year.

  Outlet Stores

        We currently operate 16 outlet stores where we sell excess inventory. We plan to open an additional three outlet stores in fiscal 2004. We generally locate the outlets within clusters of our retail stores to efficiently manage our inventory and clearance activities, but far enough away to avoid significantly diminishing our full-line store sales. Unlike many other apparel retailers, we use our outlet stores only to sell overstocked premium items from our full-line retail stores and do not have merchandise produced directly for them.

Results of Operations

        The following table sets forth certain information regarding our costs and expenses expressed as a percentage of consolidated net sales:

	Fiscal Year Ended			Nine Months Ended		Three Months Ended
	March 3, 2001 (53 weeks)	March 2, 2002 (52 weeks)	Feb. 1, 2003 (48 weeks)	November 2, 2002	November 1, 2003	November 2, 2002	November 1, 2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	55.7	58.8	60.1	58.6	60.9	57.2	58.8

Gross profit	44.3	41.2	39.9	41.4	39.1	42.8	41.2
Selling, general and administrative expenses	39.9	40.7	36.6	39.3	36.3	36.7	34.7

Income (loss) from operations	4.5	0.5	3.3	2.1	2.8	6.1	6.5
Interest, net, and other	0.2	0.1	0.0	0.0	0.0	(0.1)	0.0

Income (loss) before provision for income taxes	4.7	0.6	3.3	2.1	2.8	6.0	6.5
Income tax (benefit) provision	1.8	0.2	1.3	0.8	1.0	2.3	2.4

Net income (loss)	2.9%	0.4%	2.0%	1.3%	1.7%	3.8%	4.1%

Comparison of the Three- and Nine-Month Periods Ended November 1, 2003 with the Three- and Nine-Month Periods Ended November 2, 2002

  Consolidated Results of Operations

        Net Sales.    Our consolidated net sales in the fiscal 2003 third quarter and first nine months increased by $9.3 million and $22.8 million, respectively. The increase was due primarily to our retail expansion, increased clearance sales and, to a lesser extent, improved full-line retail store performance. For the fiscal 2003 third quarter, our retail segment net sales increased $17.1 million, or 45.9%. Our full-line retail store expansion accounted for 73.1% of this sales growth, with the balance from our clearance outlets and existing full-line retail stores. For the first nine months of fiscal 2003, our retail segment net sales increased $38.5 million, or 43.0%. Our full-line retail store expansion accounted for 70.9% of this sales growth with the balance from our clearance outlets and existing full-line retail stores. These increases were partially offset by decreased net sales from our catalog and e-commerce businesses of $7.8 million, or 8.5%, and $15.7 million, or 6.6%, for the fiscal 2003 third quarter and first nine months, respectively. Please refer to our discussions titled "Three- and Nine-Month Operating Segment Results" below for further details.

        Gross Profit.    Our consolidated gross profit dollars for the fiscal 2003 third quarter and first nine months increased by $1.7 million, or 3.2%, to $56.9 million, and by $1.2 million, or 0.9%, to $136.7 million, respectively. The increase was primarily due to the increase in our consolidated net sales. Our consolidated gross profit rate for the fiscal 2003 third quarter and first nine months decreased to 41.2% and 39.1%, respectively. The decrease was due primarily to a reduction in merchandise margins of 3.4 percentage points and 3.2 percentage points for the fiscal 2003 third quarter and the first nine months, respectively, on full-price sales from our catalog and e-commerce businesses as we undertook promotional campaigns to reactivate customers and increase average units per order. Our consolidated gross profit was also negatively impacted by direct segment clearance sales, which increased $1.9 million, or 10.8%, at a 0.5 percentage point lower margin in the three months ended November 1, 2003 than in the three months ended November 2, 2002. Our direct segment clearance sales increased $10.6 million, or 25.4%, in the first nine months of fiscal 2003 from the same period in the prior year. We have discontinued many of our promotional campaigns in our direct segment. Additionally, we believe that our inventory levels are now aligned with our retail store growth strategy and do not anticipate disposition activities beyond those typically encountered by retailers. Consequently, we expect that our gross profit rate will stabilize.

        These negative impacts on our gross profit rate were partially offset by improved leveraging of full-line retail store occupancy costs and, to a lesser extent, by improved merchandise margins on full-price sales from our retail segment and by improved direct segment sales returns. Our margin was positively impacted by an improvement of 1.4 percentage points and 0.9 percentage points, respectively, in the leveraging of our full-line retail store occupancy costs. We were able to leverage our retail store occupancy costs primarily due to improved net sales at our retail stores. Our margin was also positively impacted by a 1.5 percentage point and 1.8 percentage point improvement in our merchandise margins on full-price sales from our retail segment for the fiscal 2003 third quarter and first nine months, respectively. We attribute our improved margins on full-price retail sales to our decision to reduce the number of days merchandise is discounted before it is moved to our outlet stores. In addition, for the fiscal 2003 third quarter and first nine months, direct segment returns as a percentage of sales declined by 3.4 percentage points and 3.0 percentage points, respectively.

        Additionally, we recognized $0.2 million of vendor rebates during the three months ended November 1, 2003 versus $1.1 million in the three months ended November 2, 2002. We recognized $1.5 million of vendor rebates during the first nine months of fiscal 2003 versus $1.1 million in the first nine months of fiscal 2002. These rebates were credited to cost of sales as the related merchandise was sold.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses in the fiscal 2003 third quarter were $48.0 million, an increase of $0.7 million over the three-month period ended November 2, 2002, and were $126.9 million in the first nine months of fiscal 2003, a decrease of $1.8 million over the nine month period ended November 2, 2002.

        Selling, general and administrative expenses in the fiscal 2003 third quarter and the first nine months of fiscal 2003 were positively impacted by reduced costs associated with catalog mailings of approximately $3.1 million and $7.3 million, respectively. We decreased our catalog mailings by 4.8%, to 92.1 million in the first nine months of fiscal 2003 from 96.7 million in the first nine months of fiscal 2002. We increased our catalog mailings by 3.0 million, or 7.6%, to 42.7 million in the three months ended November 1, 2003 from 39.7 million in the three months ended November 2, 2002. However, the number of catalogs mailed in the three- and nine-month periods ended November 1, 2003, includes our first holiday catalog of the year, which totaled approximately 11.0 million catalogs, and which was timed to arrive in homes during the final three days of the third quarter. The revenues and costs associated with this catalog mailing will, for the most part, be recognized in the fiscal 2003 fourth quarter. In the prior year, this same catalog was sent in the fourth quarter of fiscal 2002. Excluding the 11.0 million holiday catalogs, we mailed approximately 8.0 million, or 20.0%, fewer catalogs in the three months ended November 1, 2003 than in the three months ended November 2, 2002 and approximately 15.7 million, or 16.2%, fewer catalogs in the fiscal 2003 first nine months than in the nine months ended November 2, 2002.

        Additionally, we mailed more catalogs to our house file relative to the total catalog mailings in the fiscal 2003 third quarter compared with the three months ended November 2, 2002. We generally realize better response rates to our house file mailings than to our prospecting catalog mailings and have observed falling response rates to our prospecting catalog mailings. The percentage of mailings to our house file increased 7.1 percentage points and 4.9 percentage points in the fiscal 2003 third quarter and first nine months, respectively.

        Offsetting the positive impacts of our reduced catalog mailings were increased personnel costs associated with our retail expansion and, to a lesser extent, an accrual of approximately $1.4 million (pre-tax) for expected sales tax liabilities. Personnel costs associated with our retail expansion increased $2.3 million, or 17.6%, for the fiscal 2003 third quarter, and $5.8 million, or 16.3%, for the fiscal 2003 first nine months. The personnel costs primarily included store employee wages, administrative and technical support salaries, related taxes and employee benefits. The majority of the $1.4 million (pre-tax) sales tax accrual resulted from an error in our Canadian tax returns related to refunds of the Canadian Goods and Services Tax, known as the GST. Canada allows refunds for GST paid by retailers, as it imposes a value-added tax that is collected from the consumer or user of the goods and services purchased. During the fiscal 2003 third quarter, we discovered we included Canadian provincial sales tax in our GST refund claims. The provincial sales taxes we were including are not refundable. Since discovering this, we have properly filed our current GST refund claims and we have accrued the amount of taxes we estimate we will need to pay back to Canada. Also, we accrued for sales taxes we estimate are payable to certain counties in one state in which we have a retail presence but did not collect sufficient sales taxes from our customers. This accrual is included in the $1.4 million (pre-tax) amount.

        Other Operating Data.    Our mailing list grew to 14.9 million names at November 1, 2003 from 14.0 million names at February 1, 2003. Also, our proprietary e-mail address database consisted of 2.1 million names at November 1, 2003 compared with 1.8 million names at February 1, 2003. Our active customers declined slightly to 2.6 million at November 1, 2003 from 2.7 million at February 1, 2003. Our active customers are those customers who have purchased merchandise from us through any of our three sales channels during the preceding 12 months. Active customers do not include retail customers who have not provided identifying information to us.

        Income Tax Rate.    Our effective income tax rate was 37.3% in the three months ended November 1, 2003 compared with 38.0% in the three months ended November 2, 2002. Our effective income tax rate was 37.4% in the first nine months of fiscal 2003 compared with 39.3% in the first nine months of fiscal 2002. The current year's rate for both the fiscal 2003 third quarter and first nine months was lower because we reversed an accrual for approximately $0.2 million related to certain income taxes. Also, the rate for the fiscal 2002 first nine months was higher than the rate for the fiscal 2003 first nine months because it included the impact of the non-deductibility for tax purposes of the imputed salaries of $0.2 million for Dennis Pence and Ann Pence.

  Operating Segment Results

        Net Sales.    The following table summarizes our net sales by segment (in thousands):

	Three Months Ended
					Change
	November 2, 2002	% of Total	November 1, 2003	% of Total
					$	%
Catalog	$52,232	40.5%	$44,749	32.4%	$(7,483)	(14.3)%
Internet	39,368	30.6%	39,081	28.3%	(287)	(0.7)%

Direct	91,600	71.1%	83,830	60.7%	(7,770)	(8.5)%
Retail	37,230	28.9%	54,322	39.3%	17,092	45.9%

Total	$128,830	100.0%	$138,152	100.0%	$9,322	7.2%

	Nine Months Ended
					Change
	November 2, 2002	% of Total	November 1, 2003	% of Total
					$	%
Catalog	$133,881	40.9%	$123,138	35.2%	$(10,743)	(8.0)%
Internet	103,644	31.7%	98,648	28.2%	(4,996)	(4.8)%

Direct	237,525	72.6%	221,786	63.4%	(15,739)	(6.6)%
Retail	89,690	27.4%	128,224	36.6%	38,534	43.0%

Total	$327,215	100.0%	$350,010	100.0%	$22,795	7.0%

        Our direct segment's net sales decreased in both fiscal 2003 periods primarily due to our decision to mail approximately 8.0 million, or 20.0%, fewer catalogs in the fiscal 2003 third quarter and approximately

15.7 million, or 16.2%, fewer catalogs in the fiscal 2003 first nine months, excluding the 11.0 million catalogs sent to arrive in homes in the last three days of the fiscal 2003 third quarter. The revenues and costs associated with this catalog mailing will, for the most part, be recognized in the fiscal 2003 fourth quarter. Also, we believe that our direct segment has been adversely impacted by a continuing softness in the direct mail business.

        We believe that our catalog business did not decrease proportionally with the decrease in catalogs mailed due a higher percentage of mailings to our existing customers. We believe that our e-commerce business's net sales were not as severely impacted by the decrease in catalog mailings primarily due to our continued efforts to promote the migration of our customers from our catalogs to our website. For example, we continued to participate in a net sales commission-based "affiliate" website program in which numerous popular search engines and consumer and charitable websites provide hotlink access to our website.

        The increase in our retail segment net sales for the three- and nine-month periods in fiscal 2003 primarily reflects incremental sales from the addition of 25 full-line retail stores and five outlet stores since November 2, 2002.

        Operating Contribution.    The following table summarizes our operating contribution by segment (in thousands):

	Three Months Ended
							Change
	Nov. 2 2002			Nov. 1 2003
		%			%		$	%
Direct	$16,477	18.0	%(1)	$13,208	15.8	%(1)	$(3,269)	(19.8)%
Retail	4,642	12.5	%(2)	9,262	17.1	%(2)	4,620	99.5%
Corporate and Other	(13,227)	(10.3)	%(3)	(13,525)	(9.8)	%(3)	(298)	2.3%

Consolidated income from operations	$7,892	6.1	%(3)	$8,945	6.5	%(3)	$1,053	13.3%

	Nine Months Ended
							Change
	Nov. 2 2002			Nov. 1 2003
		%			%		$	%
Direct	$39,576	16.7	%(1)	$33,274	15.0	%(1)	$(6,302)	(15.9)%
Retail	4,396	4.9	%(2)	13,512	10.5	%(2)	9,116	207.4%
Corporate and other	(37,152)	(11.4	)%(3)	(36,923)	(10.5	)%(3)	229	(0.6)%

Consolidated income from operations	$6,820	2.1	%(3)	$9,863	2.8	%(3)	$3,043	44.6%

(1)
Direct segment operating contribution expressed as a percentage of direct segment net sales.

(2)
Retail segment operating contribution expressed as a percentage of retail segment net sales.

(3)
Corporate and other segment operating contribution and consolidated income from operations expressed as a percentage of consolidated net sales.

        Our direct segment's operating contribution for the fiscal 2003 third quarter was $13.2 million compared with $16.5 million for the three months ended November 2, 2002. Our direct segment's operating contribution for the first nine months of fiscal 2003 was $33.3 million compared with $39.6 million for the nine months ended November 2, 2002. For both fiscal 2003 periods, we primarily attribute the decreases to diminished merchandise margins realized by our full-price catalog and e-commerce businesses of 3.4 percentage points and 3.2 percentage points for the fiscal 2003 third quarter and first nine months, respectively. For the fiscal 2003 first nine months, a 15.1% increase in direct segment clearance activity at a 1.9 percentage point reduced margin also contributed to the decrease in our direct segment's operating contribution. In addition, direct segment sales returns as a percentage of sales declined for the fiscal 2003 third quarter and first nine months by 3.4 percentage points and 3.0 percentage points, respectively.

        Our retail segment's operating contribution for the fiscal 2003 third quarter was $9.3 million as compared with $4.6 million for the three months ended November 2, 2002. Our retail segment's operating contribution for the first nine months of fiscal 2003 was $13.5 million as compared with $4.4 million for the nine months ended November 2, 2002. We primarily attribute these increases to the opening of new stores, to improved leveraging of full-line retail store occupancy costs and, to a lesser extent, to increased merchandise margins on our full-price retail sales. For the fiscal 2003 third quarter and first nine months, we experienced an improvement of 1.4 percentage points and 0.9 percentage points, respectively, in the leveraging of our full-line retail store occupancy costs. During these same periods, merchandise margins on full-price sales from our retail segment improved by 1.5 percentage points and 1.8 percentage points, respectively.

        Partially offsetting these positive impacts were increased outlet store clearance activity and, to a lesser extent, increased personnel costs associated with our retail expansion. The personnel costs primarily included administrative and technical support salaries, store employee wages, and related taxes and employee benefits. For the fiscal 2003 third quarter and first nine months, outlet store clearance activity increased 56.4% and 48.5%, respectively, primarily because of the increase in the number of our retail stores, and personnel costs associated with our retail expansion increased $2.3 million, or 17.6%, and $5.8 million, or 16.3%, respectively.

        Our corporate and other segment's operating contribution for the three months ended November 1, 2003 was $(13.5) million as compared with $(13.2) million for the three months ended November 2, 2002. Our corporate and other segment's operating contribution for the first nine months of fiscal 2003 was $(36.9) million as compared with $(37.2) million for the the nine months ended November 2, 2002. Both the three-and nine-month periods in fiscal 2003 include the accrual of $1.4 million for expected sales tax liabilities. This amount was partially offset in the fiscal 2003 third quarter and entirely offset in the fiscal 2003 first nine months by decreases in other corporate expenses.

Fiscal 2002 Compared with Fiscal 2001:

  Consolidated Results of Operations

        The following discussions compare an 11-month fiscal year 2002 with a 12-month fiscal year 2001. Fiscal year 2002 is an 11-month transition period attributable to the change in our fiscal year end as of February 1, 2003.

        The following table, which sets forth our unaudited results of operations for the one-month and 12-month periods ended March 2, 2002 and the 11-month periods ended February 2, 2002 and February 2,

2003, is provided to assist the reader in assessing differences in our overall fiscal 2001 and 2002 performance.

	11 Months Ended February 2, 2002	One Month Ended March 2, 2002	12 Months Ended March 2, 2002	11 Months Ended February 1, 2003
	(in thousands)
Net sales	$435,741	$28,283	$464,024	$473,172
Cost of sales	254,554	18,111	272,665	284,406

Gross profit	181,187	10,172	191,359	188,766
Selling, general and administrative expenses	176,285	12,617	188,902	173,330

Income (loss) from operations	4,902	(2,445)	2,457	15,436
Interest, net, and other	465	18	483	170

Income (loss) before provision for income taxes	5,367	(2,427)	2,940	15,606
Income tax (benefit) provision	2,079	(939)	1,140	6,249

Net income (loss)	$3,288	$(1,488)	$1,800	$9,357

        Our consolidated net sales for fiscal 2002 were $473.2 million, an increase of $9.1 million, or 2.0%, compared with consolidated net sales of $464.0 million during fiscal 2001. Our consolidated net sales increased $37.4 million, or 8.6%, from consolidated net sales of $435.7 in the comparable 11-month period in the prior year. This increase is primarily due to incremental sales of $53.8 million contributed by our retail expansion. These positive impacts were partially offset by a decrease of $28.8 million, or 11.8%, in full-price sales by our direct segment's catalog business.

        Our consolidated cost of sales for fiscal 2002 were $284.4 million, an increase of $11.7 million, or 4.3%, from $272.7 million in fiscal 2001. Our consolidated gross profit decreased by $2.6 million, or 1.4%, to $188.8 million for fiscal 2002 from $191.4 million for fiscal 2001, and our consolidated gross margin decreased to 39.9% for fiscal 2002 from 41.2% for fiscal 2001.

        The decrease in our consolidated gross profit dollars was primarily attributable to a decrease of $10.2 million, or 5.3%, in net sales from there being one less month in fiscal 2002 than in fiscal 2001, partially offset by the increase in consolidated net sales. To a lesser extent, the decrease was mitigated by rebates received from merchandise vendors. These rebates, which were credited to cost of sales as the related merchandise was sold, totaled $2.0 million in fiscal 2002 versus $0.8 million in fiscal 2001.

        The decrease in gross profit percentage was primarily attributable to our decision in the fiscal 2002 fourth quarter to conduct a concentrated effort to clear obsolete inventory through our website. Our e-commerce clearance sales increased 3.6% at a 20.6 percentage point reduced margin. Our gross profit rate was also negatively impacted by a 2.3 percentage point decrease in the leveraging of our full-line retail store occupancy costs. These negative impacts were partially offset by a 4.4 percentage point improvement on margins from full-price sales in our retail segment.

        Our consolidated selling, general and administrative expenses for fiscal 2002 were $173.3 million, a decrease of $15.6 million, or 8.2%, from $188.9 million for fiscal 2001. Our consolidated selling, general and administrative expenses as a percentage of our consolidated net sales decreased to 36.6% for fiscal 2002 from 40.7% for fiscal 2001.

        For fiscal 2002, our selling, general and administrative expenses were positively affected by a $13.9 million decrease in catalog cost amortization, due to our mailing of 24.8 million, or 15.4%, fewer catalogs. Additionally, our selling, general and administrative expenses were approximately $12.6 million lower due to there being one less month in fiscal 2002 compared with fiscal 2001. These positive impacts were partially offset by an increase of $7.1 million, or 45.6%, in personnel-related costs incurred in connection with the continued development and expansion of our retail segment. These costs primarily included administrative and technical support salaries, store employee wages, and related taxes and employee benefits. Additionally, our fiscal 2002 selling, general and administrative expenses were negatively affected by costs of approximately $0.9 million associated with settling a dispute with a former merchandise vendor. Our selling, general and administrative expenses as a percentage of net sales were positively impacted principally by improved response rates to catalogs mailed to our house file of approximately 1.8%. To a lesser extent, we believe our selling, general and administrative expense rate was positively affected by our leveraging of reduced catalog production costs. These positive impacts were partially offset by increased mailings to prospective customers of 3.0 million catalogs, or 6.8%, which resulted in lower customer response rates and lower average order dollars.

        We maintained a conservative circulation strategy during fiscal 2002, as we did during fiscal 2001, pending indications of a sustained recovery of the U.S. economy. As a result, our fiscal 2002 catalog mailings were 136.2 million, a decrease of 24.8 million catalogs, or 15.4%, from our 161.0 million catalog mailings in fiscal 2001. Although curtailed, our fiscal 2002 catalog mailings resulted in our proprietary catalog mailing list growing to 14.0 million names at February 1, 2003 from 12.5 million names at March 2, 2002. Our active customers increased slightly to 2.7 million at February 1, 2003 from 2.6 million at March 2, 2002.

        As a result of the foregoing, our consolidated income from operations was $15.4 million for fiscal 2002, an increase of $13.0 million, or 528.2%, compared with consolidated income from operations of $2.5 million for fiscal 2001. Expressed as a percentage of net sales, our consolidated income from operations was 3.3% for fiscal 2002 compared with 0.5% for fiscal 2001.

        Our consolidated net interest and other income was minimal during both fiscal 2002 and fiscal 2001 as we continued to utilize excess working capital to fund the continued expansion of our retail segment.

        For fiscal 2002 our consolidated provision for income taxes was $6.3 million, an increase of $5.1 million, or 448.2%, compared with a consolidated provision for income taxes of $1.1 million for fiscal 2001. Our effective income tax rate for fiscal 2002 increased to 40.0% from 38.8% for fiscal 2001. The increase in our income tax expense was primarily the result of higher pre-tax income. The increase in our effective income tax rate was primarily the result of a 1.0 percentage point increase in our federal statutory rate and a 0.2 percentage point increase in our state income tax rate, net of federal benefits. We attribute the increase in our state income tax rate to our retail segment's expansion into and within states with higher corporate income tax rates. To a lesser extent, the non-deductibility for tax purposes of the fair market value of the imputed salaries of Dennis Pence and Ann Pence also negatively impacted our effective income tax rate.

        We completed fiscal 2002 realizing consolidated net income of $9.4 million (net income per basic and diluted share of $0.39) as compared with consolidated net income of $1.8 million (net income per basic and diluted share of $.08 and $.07, respectively) in fiscal 2001, an increase of $7.6 million or 419.8%.

Operating Segment Results

        The following table, which sets forth the unaudited impact on net sales by business channel of the one-month and 12-month periods ended March 2, 2002 and the 11-month periods ended February 2, 2002 and February 2, 2003, is provided to assist the reader in assessing differences in our net sales by business channel.

	11 Months Ended February 2, 2002	One Month Ended March 2, 2002	12 Months Ended March 2, 2002	11 Months Ended February 1, 2003
	(in thousands)
Catalog	$234,061	$11,988	$246,048	$200,157
Internet	131,649	10,224	141,873	144,838

Direct	365,709	22,212	387,921	344,995

Retail	70,032	6,071	76,103	128,177

Total	$435,741	$28,283	$464,024	$473,172

        Our direct segment contributed $345.0 million in net sales for fiscal 2002, a decrease of $42.9 million, or 11.1%, from the $387.9 million contributed in fiscal 2001. Our direct segment constituted 72.9% and 83.6% of our consolidated net sales for fiscal 2002 and 2001, respectively.

        Our direct segment's catalog business, on a stand-alone basis, contributed $200.2 million in net sales for fiscal 2002, a decrease of $45.9 million, or 18.7%, from the $246.0 million contributed in fiscal 2001. Our catalog business constituted 42.3% and 53.0% of our consolidated net sales, and 58.0% and 63.4% of our direct segment's net sales, for fiscal 2002 and 2001, respectively.

        The above decreases in catalog and outlet store net sales primarily reflect significantly lower full-price catalog sales. We attribute the decrease primarily to our mailing of 24.8 million, or 15.4%, fewer catalogs in 2002 than we did in 2001, and soft consumer demand for women's apparel stemming from the generally weak U.S. economy. Additionally, $10.2 million of the decrease is attributable to there being one less month in fiscal 2002 than in fiscal 2001.

        We attribute a measure of the above decrease in catalog and outlet store net sales to our migration of full-price merchandise orders out of our catalog sales channel and into our e-commerce sales channel. Our ongoing efforts to promote our website in all of our catalogs and stores is intended to encourage this migration, as our e-commerce business is an efficient and cost-effective sales channel.

        Our direct segment's e-commerce business, on a stand-alone basis, contributed $144.8 million in net sales for fiscal 2002, an increase of $3.0 million, or 2.0%, from the $141.9 million in net sales contributed in fiscal 2001. Our e-commerce business constituted 30.6% and 30.6% of our consolidated net sales, and 42.0% and 36.6% of our direct segment's net sales, for fiscal 2002 and 2001, respectively.

        We primarily attribute the above increase in e-commerce net sales to new customers obtained through our affiliate website program. Our affiliate website program contributed approximately $19.0 million in sales in fiscal 2002 compared with $6.3 million in fiscal 2001. We believe that our ongoing e-mail promotional efforts with existing customers also contributed to the increase, as did the migration of catalog customers to our e-commerce site. Further, we believe that our e-commerce business is increasingly realizing sales from customers initially obtained through our retail store openings. Another factor contributing to the increase in e-commerce net sales was e-commerce clearance sales, which increased $1.1 million, or 3.6%, in fiscal 2002 as compared with fiscal 2001. Additionally, e-commerce sales returns declined by 1.6% in fiscal 2002 over fiscal 2001. Our mailing of 24.8 million, or 15.4%, fewer catalogs in fiscal 2002 than in fiscal 2001 mitigated the increase in sales, as did our shorter fiscal year in 2002, which we believe had the effect of decreasing our fiscal 2002 e-commerce net sales by approximately $6.2 million. Our proprietary e-mail address database consisted of 1.8 million names at February 1, 2003 compared with 1.5 million names at March 2, 2002.

        Our retail segment contributed $128.2 million in net sales for fiscal 2002, an increase of $52.1 million, or 68.4%, from the $76.1 million contributed in fiscal 2001. Our retail segment constituted 27.1% and 16.4% of our consolidated net sales for fiscal 2002 and 2001, respectively.

        The above increase in retail net sales primarily reflects incremental sales of $53.8 million contributed by our retail expansion. This increase was mitigated by our shorter fiscal year in 2002, which we believe had the effect of decreasing our fiscal 2002 retail net sales by approximately $5.4 million.

        The following table summarizes our operating contribution by segment (in thousands):

							Change
	11 Months Ended Feb. 1, 2003			12 Months Ended Mar. 2, 2002
		%			%		$	%
Direct	$52,134	15.1	%(1)	$52,426	13.5	%(1)	$(292)	(0.6)%
Retail	8,292	6.5	%(2)	(6,047)	(7.9	)%(2)	14,339	(237.1)%
Corporate and other	(44,990)	(9.5	)%(3)	(43,922)	(9.5	)%(3)	(1,068)	2.4%

Consolidated income from operations	$15,436	3.3	%(3)	$2,457	0.5	%(3)	$2,979	528.2%

(1)
Direct segment operating contribution expressed as a percentage of direct segment net sales.

(2)
Retail segment operating contribution expressed as a percentage of retail segment net sales.

(3)
Corporate and other segment operating contribution and consolidated income from operations expressed as a percentage of consolidated net sales.

        Our direct segment's operating contribution for fiscal 2002 was $52.1 million as compared with $52.4 million for fiscal 2001. We attribute the slight decrease in our direct segment's operating contribution primarily to a 3.6% increase in e-commerce clearance sales at a margin that was 20.6 percentage points lower than in 2001. To a lesser extent, we attribute the decrease to decreased full-price net sales, as a result of our mailing 24.8 million, or 15.4%, fewer catalogs in fiscal 2002 than in fiscal 2001. The ratio of full-price sales to total sales in our direct segment decreased 1.2 percentage points from fiscal 2001 to fiscal 2002. These negative impacts were partially offset by reduced catalog marketing expenses of approximately $13.9 million related to the mailing of 24.8 million fewer catalogs. Additionally, our catalog and e-commerce sales returns declined by 1.2 percentage points in fiscal 2002 over fiscal 2001.

        Our retail segment's operating contribution for fiscal 2002 was $8.3 million as compared with $(6.0) million for fiscal 2001. We primarily attribute the improvement in our retail segment's operating contribution to an improvement of 4.4 percentage points in the margins on our full-price retail segment sales and, to a lesser extent, a decrease of $1.6 million in retail store pre-opening expenses. The decrease in retail store pre-opening expenses was due to our opening 14 stores in fiscal 2002 compared with 19 stores in fiscal 2001, combined with overall cost savings in the store pre-opening process. These positive factors were partially offset by a 2.3 percentage point decrease in our leveraging of our full-line retail segment's occupancy costs.

        Our corporate and other segment's operating contribution for fiscal 2002 was $(45.0) million as compared with $(43.9) million for fiscal 2001. We primarily attribute the decrease in our corporate and other segment's operating contribution to an increase of $2.1 million in brand marketing expenses and an accrual for $0.9 million to settle a dispute with a former merchandise vendor. Partially offsetting these negative factors was a decrease of $2.5 million, or 13.6%, in employee expenses of which approximately $1.5 million related to the twelfth month of fiscal 2001.

Fiscal 2001 Compared with Fiscal 2000:

  Consolidated Results of Operations

        Our consolidated net sales for fiscal 2001 were $464.0 million, an increase of $5.6 million, or 1.2%, from $458.4 million in fiscal 2000. Excluding consolidated net sales of approximately $8.1 million attributable to the additional fifty-third week in fiscal 2000, our consolidated net sales for fiscal 2001 increased by $13.7 million, or 3.0%. On a comparative fifty-two week basis, the fiscal 2001 increase in our consolidated net sales primarily was attributable to increased full-price sales in our retail segment of $34.0 million, or 107.3%, and, to a lesser extent, our increased full-price sales of $15.4 million, or 19.2%, in our direct segment's e-commerce business. Increased clearance sales of $8.5 million, or 41.0%, by our e-commerce business also contributed to the overall increase, although at diminished gross margins. These sales increases were substantially offset by a decrease of $49.3 million, or 19.7%, in full-price sales from our direct segment's catalog business and by a decrease of $3.6 million, or 12.0% in clearance sales by our catalog business and outlet stores.

        Our consolidated cost of sales for fiscal 2001 was $272.7 million, an increase of $17.5 million, or 6.8%, from $255.2 million in fiscal 2000. Our consolidated gross profit decreased by $11.9 million, or 5.9%, to $191.4 million for fiscal 2001 from $203.3 million in fiscal 2000, and our consolidated gross margin decreased to 41.2% for fiscal 2001 from 44.3% in fiscal 2000. The fiscal 2001 decreases in our consolidated gross profit dollars and margin primarily were attributable to an increase of 41.0% in clearance sales in our e-commerce business at a margin that was 3.8 percentage points higher than in fiscal 2000. The increase in e-commerce clearance sales was the result of our efforts to maintain our conservative inventory position. To a lesser extent, a 1.7 percentage point decrease on merchandise margins realized on full-price sales in our e-commerce business negatively impacted our gross profit dollars and margin. Partially offsetting these negative impacts was an 11.5% decrease in clearance sales made by our outlet stores and clearance catalog.

        Our consolidated selling, general and administrative expenses for fiscal 2001 were $188.9 million, an increase of $6.1 million, or 3.4%, from $182.8 million in fiscal 2000. Our consolidated selling, general and administrative expenses as a percentage of consolidated net sales increased to 40.7% for fiscal 2001 from 39.9% in fiscal 2000. The fiscal 2001 increase in our consolidated selling, general and administrative expenses and rate was primarily due a 3.0 percentage point increase in the ratio of catalog marketing expenses to catalog sales. This reduced leveraging of our catalog marketing expenses is discussed more fully in the paragraph below. To a lesser extent, the fiscal 2001 increase in our consolidated selling, general and administrative expenses and rate was also attributable to an increase of $8.5 million, or 25.7%, in personnel costs, and an increase of $1.6 million, or 14.7%, in infrastructure costs, which were incurred in connection with the continued development and expansion of our retail segment and, to a significantly lesser extent, our direct segment's e-commerce business. The associated personnel costs primarily included administrative and technical support salaries, store wages, and related taxes and employee benefits. The associated infrastructure costs primarily consisted of depreciation and other costs associated with incremental administrative support facilities and hardware and software technology. Partially offsetting these incremental costs was a decrease of approximately $12.4 million in catalog marketing expenses, as we mailed 22.6 million, or 12.3%, fewer catalogs in fiscal 2001 than in fiscal 2000. In 2001 we also experienced decreases of $2.4 million, or 65.4%, in incentive-based compensation, $1.4 million, or 13.3%, in direct segment wages, and $1.0 million, or 88.4%, in education and training. Our fiscal 2001 selling, general and administrative expenses also reflect a $0.3 million charge for asset write-downs and outside service costs incurred in connection with our fiscal 2001 fourth quarter decision to close our Sandpoint distribution center. Additionally, the selling, general and administrative expenses reflect a $0.8 million charge for asset write-offs relating to obsolete Internet e-commerce software that was recorded in the fiscal 2001 fourth quarter. We also recorded a $0.2 million charge related to executive severance during the fiscal 2001 fourth quarter.

        After observing diminished consumer demand in mid-January 2001, we revised our planned catalog circulation downward for the upcoming fiscal 2001 year. We subsequently made further adjustments to our circulation plan as fiscal 2001 progressed and the U.S. economy further weakened. As a result, we mailed 161.0 million catalogs in fiscal 2001, a decrease of 22.6 million catalogs, or 12.3%, from the 183.6 million catalogs mailed in fiscal 2000, 5.5 million of which were mailed during the additional fifty-third week in fiscal 2000. However, we did not realize a corresponding decrease in our catalog marketing expenses for fiscal 2001 primarily due to the timing of certain large catalog mailings, including a significant number of prospect mailings, made just prior to our preceding fiscal 2000 year-end, the related costs of which were substantially amortized into our fiscal 2001 first quarter selling, general and administrative expenses. To a lesser extent, we also incurred incremental catalog circulation costs in fiscal 2001 as a result of a postal rate increase. Our catalog mailing list grew to 12.5 million names at March 2, 2002, an increase of 1.7 million names, or 15.7%, from 10.8 million names at March 3, 2001. However, our active customers remained constant at 2.6 million.

        As a result of the foregoing, our consolidated income from operations decreased by $18.0 million, or 88.0%, to $2.5 million for fiscal 2001 from $20.5 million in fiscal 2000. Expressed as a percentage of consolidated net sales, our consolidated income from operations was 0.5% for fiscal 2001 versus 4.5% for fiscal 2000.

        We realized consolidated net interest and other income of $0.5 million for fiscal 2001 as compared to $1.1 million in fiscal 2000. This decrease primarily is attributable to decreased interest income from lower average cash balances and, to a lesser extent, lower interest rates during fiscal 2001.

        Consistent with the 86.4% decrease in our consolidated pre-tax income, our consolidated provision for income taxes decreased $7.2 million, or 86.4%, to $1.1 million for fiscal 2001 from $8.4 million in fiscal 2000. Our effective income tax rate for fiscal 2001 was 38.8% as compared to 38.7% for fiscal 2000. Our effective aggregate state income tax rate increased from 3.7% to 4.8% over the prior fiscal year due to our retail expansion. The impact of this was substantially offset primarily by a decrease to 34% from 35% in our federal income tax rate due to our significantly decreased pre-tax income in fiscal 2001.

        We completed fiscal 2001 realizing consolidated net income of $1.8 million (net income per basic and diluted share of $0.08 and $0.07, respectively) as compared with $13.2 million (net income per basic and diluted share of $0.56 and $0.54, respectively) in fiscal 2000, a decrease of $11.4 million or 86.4%.

  Operating Segment Results

        Our direct segment contributed $387.9 million in net sales for fiscal 2001, a decrease of $25.2 million, or 6.1%, from the $413.1 million contributed in fiscal 2000. Excluding net sales of approximately $7.4 million attributable to the additional fifty-third week in fiscal 2000, our direct segment's net sales for fiscal 2001 decreased by $17.8 million, or 4.4%. Our direct segment constituted 83.6% and 90.1% of our consolidated net sales for fiscal 2001 and 2000, respectively.

        Our direct segment's catalog business contributed $246.0 million, or 53.0% of our consolidated net sales for fiscal 2001, as compared with $300.7 million, or 65.6%, of our consolidated net sales for fiscal 2000. Excluding net sales of approximately $5.3 million attributable to the additional fifty-third week in fiscal 2000, our catalog net sales for fiscal 2001 decreased by $49.4 million, or 16.7%. Our catalog business constituted 63.4% and 72.8% of our direct segment's net sales for fiscal 2001 and 2000, respectively.

        Our direct segment's e-commerce business, on a stand-alone basis, contributed $141.9 million, or 30.6%, of our consolidated net sales for fiscal 2001, as compared to $112.4 million, or 24.5%, of our consolidated net sales for fiscal 2000. Excluding net sales of approximately $2.1 million attributable to the additional fifty-third week in fiscal 2000, our e-commerce net sales for fiscal 2001 increased by $31.6 million, or 28.6%. Our e-commerce business constituted 36.6% and 27.2% of our direct segment's net sales for fiscal 2001 and 2000, respectively.

        Our retail segment contributed $76.1 million in net sales for fiscal 2001, an increase of $30.8 million, or 67.9%, from the $45.3 million contributed in fiscal 2000. Excluding net sales of approximately $0.6 million attributable to the additional fifty-third week in fiscal 2000, our retail segment's net sales for fiscal 2001 increased by $31.4 million, or 70.2%. Our retail segment constituted 16.4% and 9.9% of our consolidated net sales for fiscal 2001 and 2000, respectively. We primarily attribute the net sales growth realized by our retail channel to the addition of 19 full-line retail stores during fiscal 2001.

        We believe that the fiscal 2001 decrease in net sales by our direct segment's catalog business primarily reflects our attempt to shift full-price merchandise orders out of our catalog channel and into our e-commerce channel. Our ongoing efforts to promote our website in all of our catalogs and stores is intended to encourage such migration as our e-commerce business is an efficient and cost effective sales channel. We attribute approximately $22.6 million of the fiscal 2001 net sales decrease realized by our catalog business to our reduced catalog circulation. We also believe that a combination of lower average response rates and lower average order dollars, which we primarily attribute to the weak economic environment, also contributed to the decrease realized by our catalog business. We attribute the majority of the fiscal 2001 net sales increase realized by our e-commerce business to new customers obtained through our participation in affiliate website programs. Our affiliate website program contributed approximately $6.3 million in sales in fiscal 2001 compared with none in fiscal 2000. To a lesser extent, we believe that our targeted advertising in national magazines popular with our core demographic and our ongoing e-mail promotional efforts also contributed to the increase in our e-commerce net sales. With respect to the latter, we grew our proprietary e-mail address database to 1.5 million names at March 2, 2002, including 140,000 purchased names, from 1.2 million names at March 3, 2001. To a significantly lesser extent, we believe that our e-commerce business is increasingly realizing net sales from customers initially obtained by us through our retail store openings.

        Our direct segment's operating contribution for fiscal 2001 was $52.4 million as compared with $67.7 million for fiscal 2000 and our retail segment's operating contribution for fiscal 2001 was $(6.0) million as compared with $(2.6) million for fiscal 2000. We attribute these fiscal 2001 decreases primarily to each segment's inability, in light of their full-price, first-line sales shortfalls, to leverage their respective infrastructure costs. Our direct segment's lower operating contribution also reflects an increase of 41.0% in clearance sales in our e-commerce business at a margin that was 3.8 percentage points higher than in fiscal 2000. Our retail segment's negative operating contribution additionally reflects $2.9 million of pre-opening costs for our 19 new stores.

        Our corporate and other segment's operating contribution for fiscal 2001 was $(43.9) million as compared with $(44.6) million for fiscal 2000.

        A reconciliation of operating contribution to income from operations for our direct, retail and corporate and other segments can be found in Note 17 to our consolidated financial statements for the fiscal year ended February 1, 2003 included elsewhere in this prospectus.

Quarterly Results of Operations and Seasonal Influences

        As with many apparel retailers, our net sales, operating results, liquidity and cash flows have fluctuated, and will continue to fluctuate, on a quarterly basis, as well as an annual basis, as a result of a number of factors, including, but not limited to, the following:

  •
  the composition, size and timing of our various merchandise offerings, including when we recognize related sales and costs;

  •
  the number and timing of our full-line retail store openings;

  •
  the timing of our catalog mailings and the number of catalogs we mail;

  •
  customer response to merchandise offerings, including the impact of economic and weather-related influences, the actions of our competitors and similar factors;

  •
  our ability to accurately estimate and accrue for merchandise returns and the costs of obsolete inventory disposition;

  •
  overall merchandise return rates, including the impact of actual or perceived service and quality issues;

  •
  market price fluctuations in critical materials and services, including paper, production, postage and telecommunications costs;

  •
  the timing of merchandise receiving and shipping, including any delays resulting from labor strikes or slowdowns, adverse weather conditions, health epidemics or national security measures; and

  •
  shifts in the timing of important holiday selling seasons relative to our fiscal quarters, including Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas.

        We alter the composition, magnitude and timing of our merchandise offerings based upon our understanding of prevailing consumer demand, preferences and trends. The timing of our merchandise offerings may be further impacted by, among other factors, the performance of various third parties on which we are dependent and the day of the week on which certain important holidays fall. Additionally, the net sales we realize from a particular merchandise offering may impact more than one fiscal quarter and year and the amount and pattern of the sales realization may differ from that realized by a similar merchandise offering in a prior fiscal quarter or year. The majority of net sales from a merchandise offering generally is realized within the first several weeks after its introduction with an expected significant decline in customer orders thereafter.

        Our business materially depends on sales and profits from the November and December holiday shopping season. In anticipation of traditionally increased holiday sales activity, we incur certain significant incremental expenses, including the hiring of a substantial number of temporary employees to supplement our existing workforce. Additionally, as gift items and accessories are more prominently represented in our November and December holiday season merchandise offerings, we typically expect, absent offsetting factors, to realize higher consolidated gross margins in the second half of our fiscal year. If, for any reason, we were to realize significantly lower-than-expected sales or profits during the November and December holiday selling season, our financial condition, results of operations, including related gross margins and cash flows for the entire fiscal year will be materially adversely affected. Due to our change in fiscal year end in fiscal 2002, the November and December holiday season falls into our fiscal fourth quarter. Previously, the November portion of the holiday season fell into our fiscal third quarter and the December portion of the holiday season fell into our fiscal fourth quarter. Historically, our fiscal second quarter has generally not been profitable. We expect our results for the second quarter of fiscal 2004 to be consistent with our historical results.

Quarterly Financial Data

        The following tables contain selected unaudited quarterly consolidated financial data for fiscal 2002 and fiscal 2001 and for the first three quarters of fiscal 2003. The quarterly financial data for fiscal 2001 is based on our prior fiscal year end. In our opinion, this unaudited information has been prepared on the same basis as the audited financial statements presented elsewhere and includes all adjustments necessary to present fairly, in all material respects, the information set forth therein on a consistent basis. The aggregate of certain of the following quarterly amounts may differ from that reported for the full fiscal year due to the effects of rounding.

	Fiscal 2003
	First Quarter Ended May 3, 2003 (3 months)	Second Quarter Ended August 2, 2003 (3 months)	Third Quarter Ended Nov. 1, 2003 (3 months)
	(in thousands, except for per share data)
Net sales	$115,204	$96,654	$138,152
Cost of sales	70,055	62,004	81,214

Gross profit	45,149	34,650	56,938
Selling, general and administrative expenses	42,110	36,771	47,993

Income (loss) from operations	3,039	(2,121)	8,945
Income tax (benefit) provision	1,256	(941)	3,328
Net income (loss)	$1,914	$(1,423)	$5,603

Net income (loss) per share — basic	$0.08	$(0.06)	$0.23

Net income (loss) per share — diluted	$0.08	$(0.06)	$0.23

	Fiscal 2002(a)
	First Quarter Ended June 1, 2002 (3 months)	Second Quarter Ended August 31, 2002 (3 months)	Third Quarter Ended Nov. 30, 2002 (3 months)	Fourth Quarter Ended Feb. 1, 2003 (2 months)
	(in thousands, except for per share data)
Net sales	$112,027	$92,794	$153,802	$114,548
Cost of sales	63,035	56,730	88,414	76,225

Gross profit	48,992	36,064	65,388	38,323
Selling, general and administrative expenses	44,322	37,085	55,987	35,937

Income (loss) from operations	4,670	(1,021)	9,401	2,386
Income tax (benefit) provision	1,931	(378)	3,735	962
Net income (loss)	$2,772	$(650)	$5,723	$1,512

Net income (loss) per share — basic	$0.11	$(0.03)	$0.24	$0.06

Net income (loss) per share — diluted	$0.11	$(0.03)	$0.24	$0.06

(a)
The aggregate of certain of the above quarterly amounts may differ from that reported for the full fiscal year due to the effects of rounding.

	Fiscal 2001(a)
	First Quarter (3 months)	Second Quarter (3 months)	Third Quarter (3 months)	Fourth Quarter (3 months)
	(in thousands, except for per share data)
Net sales	$112,868	$92,848	$141,707	$116,601
Cost of sales	63,316	53,686	79,404	76,260

Gross profit	49,552	39,162	62,303	40,341
Selling, general and administrative expenses	47,413	37,177	59,832	44,479

Income (loss) from operations	2,139	1,985	2,471	(4,138)
Income tax (benefit) provision	869	819	999	(1,547)
Net income (loss)	$1,377	$1,296	$1,578	$(2,451)

Net income (loss) per share — basic	$0.06	$0.05	$0.07	$(0.10)

Net income (loss) per share — diluted	$0.06	$0.05	$0.07	$(0.10)

Liquidity and Capital Resources

        In recent fiscal years, we have financed our ongoing operations and growth initiatives primarily from cash flow generated by our operations and trade credit arrangements. However, as we produce catalogs, open retail stores and purchase inventory in anticipation of future sales realization and as our operating cash flows and working capital experience seasonal fluctuations, we may occasionally utilize short-term bank credit.

        On March 5, 2003, we entered into a credit agreement with a consortium of banks that provides us with a $60 million unsecured revolving line of credit. This line of credit has a $20.0 million sub-limit for letters of credit, a $5 million sub-limit for same day advances and a term standby letter of credit of $0.6 million. The interest rate under the agreement is equal to the London InterBank Offered Rate and is adjusted based on our leverage ratio.

        The agreement provides that we must satisfy certain specified EBITDA (Earnings Before Interest Taxes Depreciation and Amortization), EBITDAR (i.e., EBITDA before rental/lease expenses), fixed charge coverage ratio, leverage ratio, current ratio and minimum net worth requirements, as defined in the agreement. The agreement also places restrictions on our ability to, among other things, sell assets, participate in mergers, incur debt, pay dividends, and make investments or guarantees. The credit facility has a maturity date of March 5, 2006. During the fiscal 2003 first quarter, we incurred $0.5 million in financing costs associated with obtaining our new credit facility. At November 1, 2003, we had $0.8 million in outstanding letters of credit under this agreement.

        Our operating activities generated $38.4 million, $38.8 million and $18.9 million of positive cash flow during fiscal 2002, 2001 and 2000. During the first nine months of fiscal 2003, our operating activities generated $13.3 million in positive cash flow, a decrease of $2.7 million from the $16.0 million generated during the first nine months of fiscal 2002. Our accounts receivables increased by $12.8 million during the first nine months of 2003 due to an income tax receivable from the filing of our 2002 tax returns as well as seasonal factors, which increased the amounts due from credit card companies for customer purchases and the amounts due from landlords for tenant improvements in new stores. In addition, inventories increased during the nine-month periods in both years in anticipation of holiday sales and for new stores. The decrease in our operating cash flows for the first nine months of fiscal 2003 compared with the same period in fiscal 2002 also reflects decreased accrued liabilities, partially offset by decreased prepaid and deferred catalog costs and increased deferred rents. Compared with fiscal 2001, the slight decrease in fiscal 2002 primarily reflects the negative cash flow effects of decreased accounts payable and prepaid and deferred catalog costs and increased receivables, offset by the positive cash flow effects of significantly improved net income and, to a lesser extent, increased income taxes payable and accrued liabilities. The fiscal 2001 increase primarily reflects the positive cash flow effects of decreased prepaid and deferred catalog costs, increased accounts payable and, to a significantly lesser extent, decreased inventories and receivables. Our fiscal 2001 operating cash flow also benefited from increased non-cash charges primarily for depreciation and amortization and asset impairment charges, which was partially offset by substantially lower net income and, to a significantly lesser extent, decreased accrued liabilities.

        Our investing activities consumed $17.8 million, $34.9 million and $25.7 million of cash during fiscal 2002, 2001 and 2000, respectively, and $22.6 million and $16.8 million of cash during the first nine months of fiscal 2003 and 2002, respectively. Cash outlays in these periods were principally for capital expenditures.

        Our fiscal 2002 and fiscal 2001 capital expenditures principally reflect the cost of leasehold improvements for 14 and 19 new retail stores, respectively, and, to a substantially lesser extent, various technology hardware and software additions and upgrades. We also incurred costs associated with leasehold improvements for six new outlet stores in fiscal 2002, and for the renovation of a portion of our former Sandpoint, Idaho distribution center to create additional administrative space, including related furnishings and equipment, in fiscal 2001. Our fiscal 2000 capital expenditures primarily reflect the cost of hardware and software additions and upgrades for our corporate systems and e-commerce website, a new point-of-sale computer system for our retail segment, leasehold improvements for six new retail stores and leasehold improvements, furnishings and equipment for our newly leased Coeur d'Alene, Idaho call center.

        Our capital expenditures during the first nine months of 2003 primarily reflected the cost of leasehold improvements for 22 new retail stores and, to a lesser extent, furniture and fixtures for both new and existing retail stores, six new outlet stores and various corporate technology hardware and software additions and upgrades. Our capital expenditures during the first nine months of fiscal 2002 primarily reflected the cost of leasehold improvements for 11 new retail stores and, to a lesser extent, furniture and fixtures for both new and existing retail stores, four new outlet stores and various corporate technology hardware and software additions and upgrades. Our investing activities for the first nine months of fiscal 2003 and fiscal 2002 also reflect $0.2 million and $0.4 million, respectively, in repayments of loans from executives.

        Our financing activities provided $1.1 million and $3.9 million of cash during fiscal 2002 and fiscal 2000, respectively, whereas they utilized $3.5 million during fiscal 2001, and provided $0.3 million and $0.9 million of cash during the first nine months of fiscal 2003 and 2002, respectively.

        The financing activities during the first nine months of 2003 consisted of $0.5 million financing costs associated with our new credit facility offset by $0.8 million in net proceeds from the exercise of previously granted options to purchase 842,683 shares of common stock at an average exercise price of $5.10 per share. The financing activities during the first nine months of fiscal 2002 consisted primarily of $0.9 million in net proceeds from the exercise of previously granted options to purchase 903,107 shares of common stock at an average exercise price of $5.28 per share. Fiscal 2002 primarily reflects $1.1 million in net proceeds from the exercise of previously granted options to purchase 205,857 shares of common stock at an average exercise price of $5.56 per share. Fiscal 2001 primarily reflects the outlay of $4.7 million for treasury stock repurchases, partially offset by $1.3 million in net proceeds from the exercise of previously granted options to purchase 247,968 shares of common stock at an average exercise price of $5.11 per share. Fiscal 2000 primarily reflects $3.9 million in net proceeds from the exercise of previously granted options to purchase 760,454 shares of common stock at an average exercise price of $5.15 per share.

        On March 31, 2001, our Board of Directors authorized a stock repurchase program for up to 300,000 outstanding shares of our common stock. During fiscal 2001, we repurchased 209,100 shares of our common stock at an average market price of $22.55 per share, or $10.02 on a dividend-adjusted basis comparable with our current stock price. The 209,100 treasury shares were not impacted by the two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by our Board of Directors on December 19, 2002 and August 4, 2003, respectively. On July 25, 2003, we retired the 209,100 treasury shares. We currently do not anticipate any additional share repurchases.

        As a result of the foregoing, we had $37.4 million in consolidated working capital at February 1, 2003 as compared to $26.7 million at March 2, 2002. Our consolidated current ratio was 1.5 at February 1, 2003 as compared to 1.4 at March 2, 2002. We had $43.5 million in consolidated working capital and our consolidated current ratio was 1.5 at November 1, 2003. We had no outstanding short-term or long-term bank debt at November 1, 2003, February 1, 2003 or March 2, 2002.

        We currently plan to open 45 new retail stores in fiscal 2004 and 40 to 50 stores in fiscal 2005. We believe there is an opportunity to open 400 to 500 stores in up to 275 to 300 identified markets nationwide over the next six to eight years. The pace, scope and size of our retail store expansion will be influenced by the economic environment, available working capital, our ability to identify and obtain favorable terms on suitable locations for our stores and, if necessary, external financing.

        We currently estimate between $4.0 million and $4.5 million in total capital expenditures for the remainder of fiscal 2003, primarily for retail stores we opened in fiscal 2003 and, to a substantially lesser extent, various technology additions and upgrades. These expenditures are expected to be funded from operating cash flows and working capital.

        Our core new store model of 5,000 to 6,000 square feet assumes an average initial net investment of $560,000 and anticipates sales per square foot of $500 in the third year of operations. Our smaller store model of 3,000 to 4,000 square feet assumes an average initial net investment of $400,000 and anticipates sales per square foot of $600 in the third year of operations.

        We believe that our cash flow from operations, available borrowing capacity under our bank credit facility and the net proceeds from this offering will be sufficient to fund our current operations and retail store rollout. However, we may be required to seek additional sources of funds for continued or accelerated growth and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial position, results of operations and cash flows.

Future Outlook

        Due to competition from discount retailers that has put downward pressure on retail prices for women's apparel, the apparel industry has experienced significant retail price deflation over the past several years. We expect this trend to continue.

        We expect our retail segment to be the key driver of our growth in the future. In the near term, we do not expect growth in our catalog business as we rollout our retail strategy, and we expect our retail and direct segments will each represent approximately 50% of net sales in fiscal 2004. We intend to further reduce our catalog circulation to maximize profitability and reduce costs. In particular, we expect to decrease mailings to prospective customers because they are increasingly less profitable than mailings to our active customers. At the same time, we expect to increase mailings to our retail customers in fiscal 2004 to promote our retail stores. As our retail business grows, we will add additional overhead. However, we expect our sales growth to outpace our addition of infrastructure. Consequently, we believe that, over time, our retail expansion will increase our overall profitability.

Other Matters

  Critical Accounting Policies

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect:

  •
  the reported amounts and timing of revenue and expenses;

  •
  the reported amounts and classification of assets and liabilities; and

  •
  the disclosure of contingent assets and liabilities.

        These estimates and assumptions are based on our historical results as well as our future expectations. Our actual results could vary from our estimates and assumptions.

        The accounting policies discussed below are those that we believe are the most critical to a materially accurate portrayal of our financial condition and results of operations. They are also the accounting policies that typically require our most difficult, subjective and complex judgments and estimates, often for matters that are inherently uncertain. However, with respect to our critical accounting policies, even a relatively minor variance between our actual and expected experience can potentially have a materially favorable or unfavorable impact on our subsequent results of operations.

  Revenue Recognition and Sales Return Estimate

        We recognize sales and the related cost of sales either at the time merchandise ordered from a catalog or website is shipped to the customer or at the time a sale is consummated with a customer in a store. We reduce our sales and costs of sales, and establish and maintain a corresponding accrual, for expected sales returns based on our historical experience and our future expectations. Our ability to reasonably estimate sales returns is made more complex by the fact that we offer our customers a return policy whereby they may return merchandise for any reason and at any time without any restrictions as to condition or time. The actual amount of sales returns we subsequently realize may fluctuate from our estimates due to several factors, including size and fit, actual or perceived quality, differences between the actual product and its presentation in our catalog or website, timeliness of delivery and competitive offerings. We continually track our subsequent sales return experience, compile customer feedback to identify any pervasive issues, reassess the marketplace, compare our findings to our previous estimates and adjust our sales return accrual and cost of sales accordingly.

  Inventories

        Our inventories consist of merchandise purchased for resale and are reflected, in the aggregate, on our balance sheet at the lower of cost or market. The nature of our business requires that we make substantially all of our merchandising and marketing decisions, and corresponding inventory purchase commitments with vendors, months in advance of the time in which a particular merchandise item is intended to be included in our merchandise offerings. These decisions and commitments are based on, among other possible considerations, historical sales with identical or similar merchandise, our understanding of fashion trends and influences as well as our assessment of likely economic conditions and various competitive factors. We continually make subjective assessments as to whether the carrying cost of our inventory exceeds its market value, and if so, by what dollar amount. The carrying value of our inventory is reduced to its realizable value with a corresponding charge to our cost of sales.

  Catalog Costs

        We accumulate all direct costs incurred in the development, production and circulation of our direct mail catalogs on our balance sheet until such time as the related catalog is mailed, at which time, they are subsequently amortized into the marketing component of our selling, general and administrative expenses over the expected sales realization cycle, typically several weeks. Our initial estimation of the expected sales realization cycle for a particular catalog merchandise offering is based on, among other possible considerations, our historical sales and sell-through experience with identical or similar catalog merchandise offerings, our understanding of then prevailing fashion trends and influences, our assessment of prevailing economic conditions, and various competitive factors. We continually track our subsequent sales realization, compile customer feedback for indications of future performance, reassess the marketplace, compare our findings to our previous estimate and adjust our amortization going forward.

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We adopted SFAS No. 143, effective February 2, 2003 for our fiscal 2003 consolidated financial statements with no material impact.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides for a single accounting model for assets to be disposed of, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. We adopted SFAS No. 144 for our fiscal 2003 consolidated financial statements with no material impact.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF No. 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and initially measured at fair value. EITF No. 94-3 required that a liability for an exit cost (as defined in EITF No. 94-3) was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We would be impacted by SFAS No. 146 only if we were to commit to a plan for an exit or disposal activity. Currently, we have not committed to a plan for an exit or disposal activity.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" (SFAS No. 148). This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In fiscal 2002, we adopted the disclosure requirements of SFAS No. 148. However, at this time, we do not intend to change to the fair value based method of accounting for stock-based employee compensation.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46). The primary objectives of FIN 46 are to provide guidance on the identification of, and financial reporting for, entities for which control is achieved through means other than through voting rights; such entities are known as variable-interest entities ("VIEs"). FIN 46 is effective for VIEs which are created after January 31, 2003 and for all VIEs for the first fiscal year or interim period beginning after December 15, 2003. We have evaluated the provisions of FIN 46 and believe that this interpretation will have no material effect on our consolidated financial statements.

Off-Balance Sheet Liabilities and Other Contractual Obligations

        Our off-balance sheet liabilities primarily are limited to lease payment obligations incurred under operating leases, which are required to be excluded from our consolidated balance sheet by accounting principles generally accepted in the United States. Our only individually significant operating lease is for our distribution center and call center located in Mineral Wells, West Virginia. All of our other operating leases pertain to our retail and outlet stores, our Coeur d'Alene, Idaho call center and to various equipment and technology.

        The following tables summarize our minimum contractual commitments and commercial obligations as of November 1, 2003:

	Payments Due in Period
	Total	Remainder of 2003	2004-2005	2006-2007	After 2007
	(In thousands)
Contractual Obligations
Operating leases	$188,397	$4,660	$41,017	$41,212	$101,508
Purchase orders	82,421	49,437	32,984	—	—

Total	$270,818	$54,097	$74,001	$41,212	$101,508

	Payments Due in Period
	Total	Remainder of 2003	2004-2005	2006-2007	After 2007
	(In thousands)
Commercial Commitments
Letters of credit	$848	$848	$—	$—	$—

Total	$848	$848	$—	$—	$—

        Additionally, we had inventory purchase commitments of approximately $82.4 million and $85.4 million at November 1, 2003 and November 2, 2002, respectively.

Related Party Transactions

  Incentive Based Compensation and Executive Loan Program

        During fiscal 2000 and 2001, the Compensation Committee of our Board of Directors authorized compensation bonus pools totaling $250,000 and $75,000, respectively, as additional incentives to retain certain designated key employees. We are accruing the related compensation expense to each designated key employee on a straight-line basis over a 24-month period based on specified performance criteria. On March 25, 2002, $200,000 of the $250,000 compensation bonus pool was considered earned and subsequently paid in full. On September 25, 2002, the remaining $50,000 of the $250,000 compensation bonus pool was considered earned and subsequently paid in full. The balance in the remaining pool will be payable provided certain specified performance criteria are met over the preceding 24-month period.

        On March 15, 2002, the Compensation Committee of the Board of Directors authorized retention compensation incentive agreements for two designated key employees in the aggregate amount of $900,000. On September 1, 2002, the Compensation Committee of the Board of Directors amended the agreements for the two previously designated key employees and authorized one additional key employee to receive a retention compensation incentive. Currently, the aggregate amount of the three agreements is $1,875,000. We accrued the compensation expense related to the original aggregate amount of $900,000 on a straight-line basis through September 1, 2002. We are accruing the remaining portion of the original aggregate amount of $900,000 and the additional amount of $975,000 on a straight-line basis over the re-established 36-month retention period based on specified performance criteria and the current expectation that the specified performance criteria will be met.

        Prior to the enactment of the Sarbanes-Oxley Act of 2002, we maintained an Executive Loan Program under which we made, at our sole discretion and with prior approvals from our Chief Executive Officer and the Compensation Committee of our Board of Directors, secured long-term loans to key executives. Our Chief Executive Officer, President and Chief Financial Officer do not have loans under this program. Each loan is secured by the executive's personal net assets, inclusive of all vested stock options in our company, bears interest at three percent per annum, and becomes due and payable on the earlier of (i) the date 10 days before the date on which the vested stock options serving as partial security expire or (ii) 90 days from the date on which the executive's employment with us terminates for any reason. Outstanding loans were $0.5 million both August 2, 2003 and at February 1, 2003. None of the loans outstanding prior to enactment of the Sarbanes-Oxley Act have had any of their terms modified.

  Arrangements with Principal Stockholders

        In light of our not achieving our financial goals for fiscal 2001, our principal stockholders, Dennis Pence and Ann Pence, declined to accept any salaries for their executive management services from the beginning of fiscal 2002 through September 26, 2002 and through September 1, 2002, respectively. As required by accounting principles generally accepted in the United States, we imputed on a straight-line basis into our consolidated selling, general and administrative expenses fair market value salaries for Mr. Pence and Ms. Pence for these periods with corresponding offsetting credits to our consolidated additional paid-in capital. During the fiscal 2002 first quarter, the imputed salaries were equivalent to Mr. Pence's and Ms. Pence's respective $300,000 salaries for fiscal 2001. However, based on diminished participation by Mr. Pence and Ms. Pence during the fiscal 2002 second quarter, the imputed salaries were reduced to one-half of Mr. Pence's and one-quarter of Ms. Pence's fiscal 2001 salaries. During the fiscal 2002 third quarter, Mr. Pence's imputed salary expense continued at one-half of his fiscal 2001 salary through September 26, 2002 after which date Mr. Pence began receiving cash remuneration for his services equal to a base salary of $600,000 per year. Mr. Pence's salary remains at this level as of the date of this prospectus. Effective September 1, 2002, Ms. Pence retired from her position as our Executive Creative Director. Accordingly, no salary expense related to Ms. Pence's contributed services was imputed after the fiscal 2002 second quarter.

        Dennis Pence and Ann Pence personally participate in a jet timeshare program. For flights by them and other corporate executives made exclusively for official corporate purposes, we reimburse Mr. Pence and Ms. Pence for (i) a usage based pro rata portion of the financing costs, (ii) a usage based pro rata portion of monthly maintenance fees, and (iii) actual hourly usage fees. Aggregate expense reimbursements totaled $725,000 and $278,000 for fiscal 2002 and 2001, respectively, $162,000 and $182,000 for the second quarters of fiscal 2003 and 2002, respectively, and $340,000 and $554,000 for the first six months of fiscal 2003 and 2002, respectively.

        On June 14, 2003, our Board of Directors approved a charitable contribution of $100,000 to the Morning Light Foundation, Inc, a not-for-profit charitable organization. Dennis Pence is the founder and a Board member of the Morning Light Foundation, Inc.

BUSINESS

Coldwater Creek Profile

        Coldwater Creek is a specialty retailer of women's apparel, accessories, jewelry and gift items. Founded in 1984 as a catalog company, today we are a multi-channel retailer generating $524.3 million in net sales in the 12 months ended November 1, 2003. We have established a differentiated brand by offering exceptional value through a unique, proprietary merchandise assortment that reflects a sophisticated yet relaxed and casual lifestyle, coupled with superior customer service. Our target customers are women between the ages of 30 and 60, a group that spent in excess of $29 billion on apparel in 2002.

        We reach our customers through our direct segment, which encompasses our catalog and e-commerce businesses, and our rapidly expanding base of retail stores. We believe this multi-channel approach allows us to cross-promote the Coldwater Creek brand and meet our customers' apparel and accessory needs by providing them convenient access to our merchandise lines regardless of the preferred shopping channel.

        Our catalog business is a significant sales channel and acts as an efficient marketing platform to cross-promote our website and stores. During the 12 months ended November 1, 2003, we sent 140.8 million catalogs. In July 1999, we launched our full-scale e-commerce website, www.coldwatercreek.com, to cost-effectively expand our customer base and provide another convenient shopping alternative for our customers. We now have over 2.0 million e-mail addresses to which we regularly send customized e-mails.

        We initiated testing of a full-line retail store model in 1999 based on our belief that the ability to touch and feel merchandise is an important aspect of a consumer's shopping experience. Over the past four years, we have been building the infrastructure to support the growth of our retail business and realize the benefits of our multi-channel model by undertaking the following initiatives:

  •
  testing and developing a scaleable retail store model for national rollout;

  •
  deepening the management team, particularly in our retail segment, by hiring key members of management with extensive retail experience at both the corporate level and in stores;

  •
  focusing our merchandise offering by refining our product assortment and increasing our investment in key items; and

  •
  integrating our retail and direct merchandise planning and inventory management functions to insure consistency of merchandise and our brand message across all channels.

        Our retail segment is our fastest growing sales channel and is the key driver in our growth strategy. During the 12 months ended November 1, 2003, our retail business accounted for $172.8 million in net sales, or 33.0% of total net sales. As of November 1, 2003, we operated 63 full-line retail stores, 22 of which were opened in fiscal 2003, as well as two resort stores and 17 merchandise clearance outlet stores in 51 markets.

Business Strategies

        We believe our success and future growth will be the result of consistent execution of the following business strategies:

        Target a highly desirable, underserved customer.    Generally, our target customers are women between the ages of 30 and 60. Women in this age bracket represent approximately 42% of the female population and spent over $29 billion on apparel in 2002. Within this population, our core customer generally has higher than average levels of disposable income, with total household incomes in excess of $50,000. While teens and younger adult female consumers have a relatively broad range of specialty retail brands from which to choose, we believe our core customer has more limited options that cater specifically to her tastes and needs. Furthermore, we believe our customer, who has traditionally shopped at department stores, is migrating away from them, as their product selection and customer service have become less appealing to her over time. For these reasons, we believe that by continuing to make our brand relevant and accessible to this core customer, we will be able to increase our share of the apparel market over time.

        Offer a differentiated brand with broad appeal.    We believe the Coldwater Creek brand is synonymous with a sophisticated yet relaxed and casual lifestyle that appeals to a broad range of women who lead busy, active lives. We design our merchandise, retail stores, catalogs and website to embody the warmth of this aspirational lifestyle and attitude and to promote the Coldwater Creek brand image. We deliver quality, consistency, convenience and easy care through our proprietary merchandise. Our styles and cuts are conservative, while, at the same time, our colors, novelty designs and textures provide our customer's wardrobe with flare that she cannot easily find elsewhere.

        Deliver the brand through an integrated multi-channel model.    Our strategy of offering merchandise across three channels enables us to enhance visibility of our brand, accessibility to our merchandise and, consequently, customer loyalty. We integrate our three channels in a number of ways, which allows us to maximize sales and provide superior customer service. These include offering in-store web kiosks to allow customers to purchase items through our website that may not be in stock at stores, accepting returns through any channel regardless of the point of purchase, systematically reallocating inventory between channels and utilizing the data provided by our direct segment to identify new store locations. We continue to identify new ways to develop our multi-channel model to further optimize our business.

        Provide an outstanding shopping experience through exceptional customer service.    We believe our company-wide focus on exceptional customer service has been integral to our success and has enabled us to build a loyal customer base. In our retail stores, we seek to hire our customers to provide better knowledge and understanding of our customers' needs. We continually monitor service metrics, such as conversion rates, secret shopper scores, answer rates and order fulfillment rates. We have also invested in management information systems that provide our associates with easy access to information, including customer purchasing histories, merchandise availability, product specifications, available substitutes and accessories, and expected shipment dates. By promoting a culture of prompt, knowledgeable and courteous service, no matter how our customers choose to shop, we believe we will continue to attract a growing customer base and build brand loyalty.

        Effectively use and leverage extensive business data across all our channels.    Through our heritage as a direct marketer, we have the systems and discipline to collect customer data across all of our channels. We have formed a dedicated business intelligence group whose mission is to improve decision making by performing a variety of functions, including data warehousing, reporting and analysis, sales forecasting, statistical modeling and geographic analysis. Using these analyses, we assess customer density to determine where to place stores and more effectively select and allocate merchandise for our stores. We also use this data to personalize our marketing efforts through directed customer communications, including targeted mailings when we open new stores and regular, customized e-mails. Our executive management team meets daily to review and discuss key business metrics produced by this group in order to continually assess performance of the business across channels and merchandise assortments. We believe our access to this information and our effective use of it will allow us to continue to optimize productivity of all our channels.

        Execute with an experienced management team.    Over the past three years we have built out our team with senior management who have extensive retail, merchandising, brand-building, real estate, information technology and finance experience from a variety of retail, direct marketing and apparel companies, including Gap Inc., Newport News, Spiegel, Federated Department Stores, Williams-Sonoma, J. Crew, Toys "R" Us.com, Amazon.com and Tuesday Morning. We believe our management team is well-rounded in all areas and provides us with a competitive advantage as we execute our growth strategy.

Growth Strategy

        Over the last four years, we have continually refined our retail store model and operating strategy. We believe we will continue to realize the benefits of our multi-channel strategy with our retail channel being the primary source of our future growth. Our management team is committed to executing the following key growth strategies:

        Expand our retail channel.    We believe there is an opportunity for us to grow to 400 to 500 stores in up to 275 to 300 identified markets nationwide over the next six to eight years. As of November 1, 2003, we had 63 full-line retail stores, 22 of which were opened in fiscal 2003. We opened an additional three stores in November 2003 and currently plan to open 45 new stores in fiscal 2004 and 40 to 50 new stores in fiscal 2005. As of November 1, 2003, we have signed leases for 20 store locations for our 2004 plan. The pace, scope and size of our retail store expansion will be influenced by the economic environment, available working capital, our ability to obtain favorable terms on suitable locations for our stores and, if necessary, external financing. Our core new store model is 5,000 to 6,000 square feet and generally located in upscale malls and lifestyle centers. In addition, we are testing a smaller store format of approximately 3,000 to 4,000 square feet. Our goal is to use our smaller stores to access attractive middle markets, fill in major metropolitan markets and take advantage of a greater number of premium real estate locations.

        Further strengthen our brand and build customer loyalty.    We continue to identify means of leveraging our brand and building customer loyalty. Our multi-channel initiatives include sending promotional wraps on our catalogs to direct customers in the vicinity of new store openings, offering in-store web kiosks to drive improved customer conversion rates and familiarity with our direct channel, and accepting direct returns in our retail stores. These initiatives allow us to introduce our direct customers to our retail channel and give us the opportunity to convert a return to an exchange or an incremental purchase.

        As we grow the retail portion of our business, we believe we will continue to identify new and effective ways to improve our brand visibility and build customer loyalty, including:

  •
  introducing a multi-channel gift card for holiday 2003, which will replace our gift certificate program and, we believe, will introduce new customers to our brand;

  •
  introducing a customer loyalty program during the first half of 2005, under which our customers can earn and redeem points through any of our channels; and

  •
  continuing to integrate our three channels to provide multiple, convenient shopping alternatives for our customers.

        Improve Profitability.    As we grow our business and open new stores, we intend to improve our operating income. Key elements of our profitability improvement strategy include:

  •
  realizing the benefits of an increased sales mix of higher margin retail business;

  •
  leveraging corporate overhead costs over a larger sales base and realizing sales growth that outpaces additional overhead costs;

  •
  lowering cost of goods sold through improving vendor prices as our order quantities grow over time; and

  •
  continuing to optimize mailing and production costs within the catalog business.

Merchandising

        Our merchandising philosophy reflects a casual, unhurried approach to living. We offer our customers colorful, proprietary designs and novelty items that reflect different aspects of their lifestyles, including casual weekend wear, soft career and special occasion. The products we offer are current but not trendy and address our customers' needs for ease and simplicity. Our "buy-now, wear-now" strategy puts merchandise in front of our customers when it is seasonally appropriate and offers versatile fabrics she can wear for up to nine months out of the year. Our "easy care" fabrics and comfortable styles are designed to facilitate product care.

        All of our apparel is designed, developed and sold under the Coldwater Creek label. We differentiate merchandise lines under separate catalog titles to appeal to subtly different lifestyles within our overall core demographic. Our entire collection of merchandise is available through our website. Merchandise for our retail stores is carefully selected to include the best and most popular items, typically about one-third of what is offered in our direct segment.

        Product Design and Development.    Our in-house design and product development team is responsible for conceptualizing and directing the design of all Coldwater Creek apparel. We believe our in-house team of 21 designers and buyers allows us to exercise significant control over the merchandise development process and the quality of our product to create an overall merchandise assortment that is consistent with the Coldwater Creek brand.

        Our design team travels to Europe twice a year to capture key themes that will appear in our collections throughout the upcoming seasons. Working in tandem with outside vendors and fabric designers, our design team creates an overall vision for each season's assortment that is then translated into collections for the season. We believe this approach allows us to introduce fresh products into our catalogs and retail locations every season and to supplement these selections with new items or styles throughout the year.

        In the second quarter of fiscal 2004, we intend to open a design studio in New York. We believe this studio will allow us to market new designs more quickly and will provide us with further opportunities in our novelty business, with a dedicated team creating novel prints, patterns and working on new fabric development.

        Planning and Allocation.    We employ an integrated inventory planning team for our retail and direct sales channels. This group is responsible for conducting top-down and bottom-up planning and allocation across channels, seasons, collections and promotional events in order to maximize retail store, catalog and website productivity.

        Initial planning and allocation decisions are made by assessing historical sales, individual item, store and catalog performance, and anticipated economic outlook. Equipped with distribution center and inventory management systems that allow us to allocate and re-allocate merchandise by channel, our inventory planning group is able to assess sales trends, customer demand and current inventory positions and to allocate items to enhance sales. We track sales at the SKU level on a daily basis and adjust our reorder and markdown strategies accordingly. Working together with our design and product development team, our inventory planning team has allowed us to optimize our overall number of styles of merchandise and SKUs.

        Sourcing and Distribution.    In the past three years, we have focused on reducing our total number of outside vendors and have concentrated our production with selected vendors who we believe consistently adhere to our quality standards and production demands. We maintain relationships with approximately 300 vendors and source most of our apparel from our top 20 vendors. Approximately 55% of our merchandise is manufactured overseas, most of which we purchase from domestic suppliers. As retail becomes a more important part of our business we anticipate that more of our merchandise will be sourced directly from overseas manufacturers. In the first half of fiscal 2004, we plan to create a global sourcing department, which we anticipate will provide an opportunity to increase our margins through direct importing of our proprietary designs. We believe this new development will allow us to improve economies of scale as we leverage the combined impact of merchandising our retail and direct segments.

        We hold our vendors to strict quality standards, testing products for flammability, wash instructions, sizing and durability. Each shipment is checked against a certified sample upon delivery and can be returned if it does not meet our standards. Additionally, we issue monthly vendor "report cards" to our top 75 vendors to provide them with important feedback and evaluation of their performance.

        We operate a 600,000 square foot distribution center in Mineral Wells, West Virginia where we receive all of our merchandise. We handle all of our retail store and direct order fulfillment from this facility. Our distribution center is able to ship more than 95% of all in-stock items within 24 hours of an order placement and process more than 80% of all merchandise returns within a 24-hour period. At its current size, we estimate that the distribution center can service an additional 130 stores. This building was designed to allow us to expand up to a total of 930,000 square feet as needed.

        Disposition.    Relying on ongoing analysis of product performance, we maintain a disciplined approach to promotional selling of our merchandise. We conduct four key seasonal sales events per year in our retail stores, catalog and website. Additionally, items with higher-than-expected inventory counts are cleared through our website or one of our 16 retail outlet locations. Unlike many other retailers that produce items for sale through their outlet locations, we use our outlets exclusively to manage overstocked premium merchandise. We believe this approach to disposition of our merchandise conditions our customer to expect to pay full price for our items, effectively managing the margin impact of off-price selling. Additionally, we have the ability to choose the most efficient channel to use for liquidation at any given time.

Direct Segment Operations

        Since the first mailing of our Northcountry catalog in 1985, we have grown our direct segment to include both our catalog and e-commerce businesses. Our catalogs and e-commerce website are designed to create a distinctive and easy shopping experience. Merchandise presentations feature full color photographs, graphics and artwork designed to appeal to our target customer. We present our apparel "off-figure", leaving the customer to decide if an item of merchandise is right for her based on the item's inherent style and design. All catalog and website pages are created and designed by an in-house team of artists, copywriters and editors to ensure a consistent presentation of the Coldwater Creek brand.

        Our direct channel represented approximately 67.0% of our total net sales for the 12 months ended November 1, 2003. As we continue to rollout our retail stores, we expect our direct segment to decrease as a percentage of net sales over time. It will continue to be a core component of our brand identity and our operations, serving as a valuable source of marketing information, helping promote each of our channels and providing cash flow to support our retail store expansion.

  Our Catalogs

        During the 12 months ended November 1, 2003, our catalog business generated $201.4 million in net sales, or 38.4% of total net sales. Historically, we have used three catalog titles, Northcountry, Spirit and Elements, to feature our entire full-price line of merchandise using different assortments for each title to target separate sub-groups of our core demographic. In November 2003, we announced our intention to combine our two smaller catalogs, Spirit and Elements, and to re-introduce the combined catalog under the Spirit title in January 2004. The new Spirit catalog will combine the sophistication of Spirit and the mix-and-match versatility of Elements in a format that focuses on the customer's lifestyle. This initiative will allow us to better meet the needs of our Spirit and Elements customers by assembling "head-to-toe" assortments and offering merchandise for a wider range of occasions by combining soft career wear with sportswear and separates.

        The resulting two catalogs will each be devoted to slightly different lifestyles within our core customer base:

  •
  Northcountry offers the broadest selection of merchandise, including affordable apparel, accessories, jewelry and gift items, reflecting a casual and relaxed lifestyle. The merchandise in our Northcountry catalog currently has the broadest market appeal, as it typically has a more sustainable life cycle. Most items are priced between $20 and $100.

  •
  Spirit offers a broad assortment of women's apparel, including sophisticated dresses and sportswear, blouses, shirts, jackets, pants and skirts, versatile basics, casual separates as well as footwear and distinctive, contemporary jewelry. The new Spirit catalog targets the same core customer — the busy woman who is looking for ease and comfort, even in her more dressed-up wardrobe. This lifestyle-oriented approach to merchandising is a direction we have researched over many months, and one that we have found to be very effective in our retail stores. Most items in the Spirit catalog are priced between $20 and $150.

        Additionally, to serve the gift-giving needs of our customers and generate incremental sales during the important holiday shopping season, each year we assemble selected merchandise, which is featured in a festive Gifts-to-Go catalog and on our e-commerce website. Gifts-to-Go generally features a varied assortment of the most popular items featured in our primary merchandise lines described above.

        Since 2000, in an effort to increase the productivity of our direct business and reduce costs, we have reduced our catalog circulation and have been actively promoting the migration of our customers from our catalogs to our more cost-efficient e-commerce website. We have also focused on decreasing our number of prospect mailings because they increasingly produce lower response rates and contribute fewer sales than catalog mailings to active customers. In fiscal 2003, we mailed 117.8 million catalogs, down 35.8% from our peak mailings of 183.6 million catalogs in 2000. We expect to continue to reduce our catalog circulation, particularly to prospective customers, until we have reached what we believe to be optimal levels.

  Our E-commerce Website

        As part of our effort to provide our customers with new channels of accessibility, we launched our full-scale e-commerce website, www.coldwatercreek.com, in July of 1999. This cost-effective medium is designed to offer a convenient, user-friendly and secure online shopping option for our customers. The website features our entire full-price merchandise offering found in our catalogs and retail stores. It also serves as an efficient vehicle for the disposition of excess inventory.

        During 2003, we redesigned the website homepage and site navigation, added product color swatching and zooming views and included personalized product recommendations based on customers' previous purchases. Prior to holiday 2003, we added a new streamlined checkout process and product substitutions. Next spring, we expect to test online catalogs and enhanced search capabilities.

        During the 12 months ended November 1, 2003, online sales amounted to $150.1 million and represented 28.6% of total net sales. We have over 2.0 million opt-in e-mail addresses to which we regularly send promotional e-mails. Our promotional e-mails are customized to meet subscribers' shopping preferences and merchandise tastes.

        We continue to participate in a net sales commission-based program whereby numerous popular Internet search engines and consumer and charitable websites promote the Coldwater Creek brand to their visitors. These noncompetitive "affiliate" merchants provide convenient hotlink access to our website, which also serves as an effective tool in prospecting for new customers.

Retail Segment Operations

        Building on our success in the direct channel, we opened our first full-line store in November 1999, and from 1999 to the spring of 2002 we opened 34 additional full-line stores, methodically testing and refining our store format and reducing capital expenditures required for build-out. Today, our retail segment is the fastest growing component of our net sales. As of November 1, 2003, we operated 63 full-line retail stores, two resort stores and 17 outlet stores in 51 markets. We opened three additional stores in November 2003 and closed one outlet store in December 2003. We plan to open 45 new stores in fiscal 2004 and 40 to 50 new stores in fiscal 2005. During the 12 months ended November 1, 2003, retail sales amounted to $172.8 million and represented 33.0% of total net sales. We expect our retail segment to continue as our primary growth vehicle, as over 90% of women's apparel in the U.S. is purchased in retail stores.

  Store Format and Atmosphere

        In the second half of 2002, we introduced our scaleable model of 5,000 to 6,000 square foot stores. We have continually improved our construction processes, materials and fixtures, merchandise layout and store design to minimize our initial capital investment per store, while maintaining an overall atmosphere that is comfortable and relevant to our core customers.

        Our retail stores are designed to reflect the brand's focus on casual comfort, as well as to highlight merchandise being featured across all channels. Our wide, windowed storefront and forest green logo above a soft archway provide an inviting first impression to our customers. Our store interiors combine an appealing mix of cherry wood, slate and soft, neutral colored carpeting and typically offer a seating area for others who may be accompanying our shoppers.

        Our retail stores showcase our apparel assortment and encourage browsing by displaying jewelry, accessories and gifts in a manner that provides the customer with a sense of discovery. We display apparel according to occasion, separating weekend and casual wear from soft career and special occasion wear. We locate our accessories section next to the dressing rooms, which allows our sales associates to encourage incremental purchases as customers try on clothes.

        Our 5,000 to 6,000 square foot model makes use of central fixtures and tables to evoke elements of our customers' lives. For example, we may display a cozy sweater and comfortable pants with a chess set or art box, or a colorful cocktail party outfit with a unique set of wine glasses. This presentation method promotes the sale of non-apparel items, facilitates our customers' shopping experiences, further establishes Coldwater Creek as a lifestyle brand and gives our customers an eclectic boutique experience.

        We are also testing a 3,000 to 4,000 square foot store model and opened six of these stores in the second half of fiscal 2003. The smaller store format allows us to more effectively take advantage of wall space to display compelling arrangements. We believe the ability to use wall space for key items will afford us greater productivity per square foot. Our goal is to use these stores to access smaller markets as well as fill in the larger markets.

  Unit Economics

        We believe we have developed and refined a scaleable store model for nationwide rollout. Our core new store model of 5,000 to 6,000 square feet assumes an average initial net investment of $560,000 and anticipates sales per square foot of $500 in the third year of operations. For the 12 months ended November 1, 2003, our 37 stores that had been open at least 13 months averaged 7,269 square feet in size and $467 per square foot in net sales. Most of these stores have been open for one to two years. We are also testing a smaller store model of 3,000 to 4,000 square feet. This model assumes an average initial net investment of $400,000 and anticipates sales per square foot of $600 in the third year of operations. We currently have six stores open in this model, none of which has been open for a full year.

  Outlet Stores

        In addition to our full-line retail stores, we currently operate 16 outlet stores where we sell excess inventory. We plan to open three outlet stores in fiscal 2004. We generally locate the outlets within clusters of our retail stores to efficiently manage our inventory clearance activities, but far enough away to avoid significantly diminishing our full-line store sales. Unlike many other apparel retailers that produce merchandise directly for their outlet stores, merchandise sold through our outlets is limited to overstocked premium items from our full-line retail stores. We believe this use of our outlet stores enables us to effectively manage our inventory and clearance activities.

  Store Management and Training

        We organize our stores into regions and districts, which are overseen by regional and district managers who report to our senior vice president of retail. Each district manager oversees between six and ten store managers. On average, our store managers have 11 years of experience as retail managers. Approximately 24% of our managers have district manager-level experience with major brands in the retail sector.

  Store Locations

        The following map and table indicates our retail stores as of January 1, 2004 by location.

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State	Store Name	City	Store Type	Open Date
Arizona	Park Place	Tucson	Mall	December 14, 2000
	Kierland Commons	Scottsdale	Lifestyle	September 28, 2001
Arkansas	Park Plaza Mall	Little Rock	Mall	October 14, 2003
California	The Shops at Mission Viejo	Mission Viejo	Mall	November 4, 2000
	Fashion Square	Sherman Oaks	Mall	June 27, 2001
	Stanford Shopping Center	Palo Alto	Mall	November 9, 2001
	Arden Fair	Sacramento	Mall	November 21, 2001
	Valley Fair	Santa Clara	Mall	March 21, 2002
	State Street	Santa Barbara	Street	May 21, 2002
	Broadway Plaza	Walnut Creek	Street	June 4, 2002
	Carmel Plaza	Carmel	Street	June 10, 2002
	The Shops on Lake Avenue	Pasadena	Street	November 14, 2002
	Gilroy Premium Outlets	Gilroy	Outlet	November 25, 2002
	Desert Hills Premium Outlets	Cabazon	Outlet	October 2, 2003
	The Forum at La Costa	Carlsbad	Lifestyle	November 26, 2003
Colorado	Flatiron Crossing	Broomfield	Mall	September 1, 2000
	Aspen Grove	Littleton	Lifestyle	November 8, 2001

	The Shops at Briargate	Colorado Springs	Lifestyle	August 14, 2003
Connecticut	Stamford Town Center	Stamford	Mall	November 6, 2003
Delaware	The Shipyard Shops	Wilmington	Outlet	May 18, 1999
	Rehoboth Outlets	Rehoboth Beach	Outlet	August 7, 2003
Florida	International Plaza	Tampa	Mall	November 7, 2003
Georgia	The Forum on Peachtree Parkway	Norcross	Lifestyle	April 18, 2002
	The Avenue at West Cobb	Marietta	Lifestyle	September 18, 2003
	North Georgia Outlet	Dawsonville	Outlet	October 21, 2003
Idaho	Cedar Street Bridge	Sandpoint	Resort	May 1, 1988
	Boise Towne Square	Boise	Mall	May 23, 2001
Illinois	Deer Park Town Center	Deer Park	Lifestyle	October 20, 2000
	Old Orchard Center	Skokie	Mall	October 30, 2001
	Geneva Commons	Geneva	Lifestyle	September 5, 2002
	The Shoppes at Grand Prairie	Peoria	Lifestyle	August 5, 2003
	Main Street Promenade	Naperville	Street	September 9, 2003
Indiana	The Fashion Mall at Keystone	Indianapolis	Mall	July 30, 2002
Iowa	Northpark Mall	Davenport	Mall	October 14, 2003
Kansas	Town Center Plaza	Leawood	Lifestyle	November 5, 1999
Kentucky	Oxmoor Center	Louisville	Mall	May 14, 2003
Maine	Tanger Outlet Center	Kittery	Outlet	November 28, 1997
Massachusetts	Natick Mall	Natick	Mall	August 31, 2001
Michigan	Prime Outlets at Birch Run	Birch Run	Outlet	March 3, 1998
	The Village of Rochester Hills	Rochester Hills	Lifestyle	October 15, 2002
	Eastwood Towne Center	Lansing	Lifestyle	November 12, 2002
	Woodland	Grand Rapids	Mall	May 20, 2003
Minnesota	Rosedale Center	Roseville	Mall	November 15, 2001
	The Shoppes at Arbor Lakes	Maple Grove	Lifestyle	September 2, 2003
Missouri	West County Center	Des Peres	Mall	September 20, 2002
	Osage Beach Premium Outlets	Osage Beach	Outlet	February 4, 2003
	Shops at Boardwalk	Kansas City	Lifestyle	June 17, 2003
Montana	Rimrock Mall	Billings	Mall	October 27, 2003
New Jersey	The Promenade at Sagemore	Marlton	Lifestyle	November 1, 2001
	Garden State Plaza	Paramus	Mall	November 15, 2001
	Menlo Park Mall	Edison	Mall	May 8, 2002
New York	Walt Whitman Mall	Huntington Station	Mall	November 21, 2001
	Eastview Mall	Victor	Mall	November 1, 2003
North Carolina	South Park Mall	Charlotte	Mall	August 24, 2001
	Streets at Southpoint	Durham	Mall	March 8, 2002
	Triangle Town Center	Raleigh	Mall	May 6, 2003
Ohio	Rookwood Commons	Cincinnati	Lifestyle	August 30, 2000
	Polaris Fashion Place	Columbus	Mall	October 25, 2001
	Prime Outlets at Jeffersonville	Jeffersonville	Outlet	October 2, 2002
	Legacy Village	Lyndhurst	Lifestyle	October 24, 2003
Oregon	Factory Stores at Lincoln City	Lincoln City	Outlet	June 21, 2002
Pennsylvania	The Court at King of Prussia	King of Prussia	Mall	October 5, 2001
	Prime Outlets at Grove City	Grove City	Outlet	September 25, 2002
	The Shoppes at English Village	N. Wales	Lifestyle	September 30, 2003
South Carolina	Tanger Factory Outlets at Myrtle Beach	Myrtle Beach	Outlet	June 28, 2002
Tennessee	CoolSprings Galleria	Franklin	Mall	April 22, 2003

	The Shops of Saddle Creek	Germantown	Lifestyle	April 29, 2003
	Tanger Outlet Center at Five Oaks	Sevierville	Outlet	July 25, 2003
	Wolfchase Galleria	Memphis	Mall	October 20, 2003
Texas	Stonebriar Centre	Frisco	Mall	August 4, 2000
	The Woodlands Mall	The Woodlands	Mall	October 26, 2001
	Highland Village Shopping Center	Houston	Lifestyle	November 8, 2001
	Tanger Outlet Center	San Marcos	Outlet	November 25, 2002
	Alamo Quarry Market	San Antonio	Lifestyle	October 7, 2003
Utah	The Gateway	Salt Lake City	Lifestyle	November 1, 2001
Vermont	Equinox Square	Manchester Center	Outlet	July 3, 2003
Virginia	Leesburg Corner Premium Outlets	Leesburg	Outlet	October 26, 1998
	Tysons Corner Center	McLean	Mall	November 19, 2002
	Short Pump Town Center	Richmond	Mall	September 4, 2003
Washington	5th Ave. & Pine St.	Seattle	Street	November 12, 1999
Wisconsin	Mayfair Mall	Wauwatosa	Mall	November 21, 2001
	West Towne Mall	Madison	Mall	April 15, 2003
	Fox River Mall	Appleton	Mall	September 1, 2003
Wyoming	Town Square	Jackson	Resort	June 1, 1997

  Real Estate Strategy

        We locate our new stores primarily in regional shopping malls and lifestyle centers. Lifestyle centers are generally located in affluent suburban areas and feature a clustered assortment of well-known specialty retailers, including bookstores and home goods retailers, other apparel retailers and full service restaurants, in an open-air format. Currently, approximately 58% of our full-line stores are located in traditional malls, 33% in lifestyle centers and 9% in street locations.

        We utilize a disciplined, fact-based site selection process to determine our store locations. We believe we are at a competitive advantage to other traditional retailers as we are able to collect significant amounts of data regarding the location and concentration of our customers through our direct segment. This data, combined with additional demographic research, helps us identify markets and target specific locations based on geographic clustering of our direct segment customers.

        After a specific location is identified, we evaluate the opportunity based on other factors, including attractiveness of economic and business terms of the lease, overall mix of tenants within the mall or center and proximity to direct competitors. Our real estate committee, comprised of our Chief Executive Officer, President and Chief Merchandising Officer, Executive Vice President and Chief Financial Officer, Senior Vice President of Retail and our Divisional Vice President of Real Estate, must approve each transaction before a lease is signed. We then contract the design, build-out and fixturing of the stores and coordinate directly with vendors and landlords during construction.

Customer Service

        Over the past 20 years, we have built a reputation and company-wide culture of providing superior customer service. We view customer service as a critical aspect of our business that can be consistently improved upon. Accordingly, we monitor service metrics for our call center operations, retail stores and distribution center on a daily basis.

        A central feature of our commitment to customer service is our unconditional return policy for all of our merchandise. A customer can return an item for any reason at any time through any channel, regardless of the point of purchase. We believe this policy builds customer loyalty and helps overcome any reluctance a customer may have to purchasing merchandise from catalogs or via the Internet.

        We have invested in management information systems that provide our associates with easy access to information, including customer purchasing histories, merchandise availability, product specifications, available substitutes and accessories and expected shipment dates, which allows our call center and retail sales associates to answer questions and deal with customer complaints directly.

        We have also established the following practices to provide consistently high levels of customer service through our direct channel:

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  All of our call center associates receive comprehensive instruction when they are hired and receive regular retraining, along with detailed product orientation and instruction on order processing. We also cross-train more experienced call center associates to communicate with customers on the live chat feature on our website;

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  Our toll-free telephone services may be accessed 21 hours a day, seven days a week and our website may be accessed 24 hours a day, seven days a week, to place orders, request a catalog or make merchandise, catalog, website or store location inquiries;

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  On average, we answer calls for catalog orders in less than eight seconds during peak ordering seasons, and we have consistently maintained a 99% answer rate, which measures the percentage of calls successfully connected to a call center representative;

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  We feature an instant help option on our website if a customer has questions about our products, navigating the site or placing and completing orders. Trained call center associates respond to inquiries in an average of 10 to 15 seconds through live-chat technology. Requests or questions sent by e-mail receive a personalized reply, rather than an automated response, in an average of 15 minutes; and

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  In each of our call centers, we employ specialized product experts who receive extensive product training and who can respond in real time to detailed product questions from customers.

        We have implemented several measures to ensure that we maintain our tradition of superior customer service in our retail stores:

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  We seek to hire our customers as retail sales associates. We believe our customers often make excellent employees because they are familiar with our brand, have personally experienced our commitment to customer service and fall within our consumer demographic, which allows them to relate effectively to other customers;

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  All of our retail sales associates undergo extensive employee orientation and training programs. These programs include detailed training on the Coldwater Creek "customers first" philosophy and instruction on our products, how to effectively sell and, depending on the employee's title, sales floor layout, presentation and management;

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  We employ operations managers at each of our retail stores who are responsible for all back office activities, which allows our sales associates and store managers to devote their full attention to customers;

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  To ensure that merchandise is available in our stores when our customers want it, we recently installed an automated system in our distribution center to streamline our shipping process. We are now able to replenish all store locations in one to four days, with daily restocking at top-performing stores; and

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  We track store conversion rates, which measure the percentage of customers who enter a store who make a purchase. We gather hourly conversion data at each of our retail stores and reward our store managers based on improvements in their conversion rates.

Marketing and Promotion

        Our marketing and promotion initiatives focus on reinforcing our brand message and retaining our existing customers and attracting new customers. As we grow our business and broaden our retail footprint, we intend to increase our mass marketing initiatives to enhance national visibility of the brand.

        We believe our ability to effectively design and run each of our marketing and promotional programs is enhanced by our proprietary database of customer information, which includes demographic data, purchasing history by sales channel and their physical proximity to our existing and planned retail stores. This system allows us to segment our customer base according to many variables to analyze each segment's performance and buying patterns. We use the resulting information to prospectively adjust the frequency, timing and content of our various programs and promotions to maximize the productivity of each one.

        As we have moved to a multi-channel strategy we have implemented the following marketing and promotional initiatives to maximize purchases by our existing customers in all three of our channels, reinforce the Coldwater Creek brand, and encourage customer loyalty:

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  We place kiosks linked to our user-friendly, e-commerce website in our retail stores to encourage our customers to explore our website and, if they prefer, place their order over the Internet;

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  We prominently display our website address and the location of our retail stores in each of our catalogs;

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  We publicize our retail store openings utilizing cover wraps on local catalog mailings, announcement mailings and e-mails and various local advertising media;

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  We send customized e-mail messages alerting customers about special sales events and the arrival of new merchandise; and

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  We run certain promotional events in our direct and retail channels each month, which are designed to increase order size, clear seasonal merchandise or reactivate customers who have not recently shopped with us.

        In November 2003, we launched a multi-channel gift card to replace our gift certificate program. We also anticipate introducing a customer loyalty program in early 2005 that allows customers to earn and redeem award points through all our channels.

        As part of our e-commerce marketing initiatives, we participate in an affiliate website program. We select popular Internet search engines, consumer and charitable websites to promote the Coldwater Creek brand to their visitors and provide convenient hotlink access to our website in exchange for a commission based on net sales from referred customers.

        We also conduct a national magazine advertising campaign to reinforce awareness of Coldwater Creek as we open stores in new markets, draw the attention of potential direct customers and establish national visibility for our brand. We run full-page, color advertisements to promote our three channels in lifestyle and shelter publications consistent with the Coldwater Creek brand, including Better Homes and Gardens, Sunset, Country Living and Cooking Light. In Spring 2004, we will also begin testing these advertisements in local and regional publications in new and existing retail markets. In addition, in fiscal 2004 we expect to increase mailings targeted at customers who live within driving distance of our existing retail stores to drive traffic to those stores.

Information Technology

        We are committed to investing in our information systems to increase operating efficiency, provide superior customer service and support our anticipated growth. Our management information systems consist of a full range of selling channel solutions, including retail point-of-sale, catalog and e-commerce systems, financial and merchandising systems, including inventory planning, distribution and control, sales reporting, credit, accounts payable, merchandise reporting and logistics.

        Our systems allow us to monitor hourly and daily performance metrics in our direct and retail channels. These systems enable us to analyze the historical performance of individual merchandise items by various categories and have allowed us to realize increased accuracy in our product performance forecasting, and, as such, better manage our retail inventory, reduce product overstocks and backorders, increase our in-stock levels and realize additional logistic efficiencies.

        Our technical infrastructure provides for geographic diversity and redundant computing complexes to serve our growing and expanding multi-channel business. We have data centers located in three of our corporate facilities that provide for instant backup in the event of a telecommunications or systems failure. Our call center telecommunication system is designed to reduce the risk of telephone delays and capacity constraints and allows us to operate our call centers as a single "virtual call center". Calls coming into one location are automatically routed to the other locations if the load is too high or if a call center is unable to receive incoming calls due to factors such as natural disasters, power failures or systems problems. Additionally, we have call center capabilities in our Sandpoint, Idaho facility that we use to capture overflow traffic.

        We have also installed network and server load balancing devices that allow customer orders received on our e-commerce website to be routed to the least busy server farm and the least busy server in that farm. We use encryption technology to protect sensitive customer information transmitted on our website. We protect company sensitive information on our servers from unauthorized access using industry standard network security systems in addition to anti-virus and firewall protection.

        We expect to continue to make significant investments in our systems and infrastructure to support our retail store expansion, inventory management, merchandising, order taking and customer service, order fulfillment, marketing, product development and financial control and reporting and forecasting.

Competition

        The women's retail apparel market is highly competitive. Our competitors range from large multi-channel specialty apparel and accessory retailers with catalog, e-commerce and retail store operations, such as Chico's, Talbots and J. Jill, to small single-sales channel catalog, e-commerce and retail store companies. We also compete with national department stores, such as Bloomingdale's, Macy's, JC Penney, Dillards and Nordstrom, and with discount retailers that offer women's apparel and accessories, such as Kohl's and Target.

        We believe that we compete principally on the basis of the distinctive merchandise selection and superior customer service associated with the Coldwater Creek brand, as well as our commitment to understanding and providing merchandise that is relevant to our targeted customer base. With over 90% of women's apparel being purchased in retail stores in 2002, we believe that our retail store expansion will allow us to compete more effectively in the women's apparel market by providing this important aspect of the shopping experience to more of our customers. We also believe that our integrated, multi-channel strategy enhances our ability to compete by allowing our customers to choose the most convenient sales channel and allowing us to reach a broader audience in existing and in new markets and to continue to build Coldwater Creek into a nationally recognized brand.

Employees

        As of November 1, 2003, we had 2,141 full-time employees and 1,462 part-time employees. During our peak selling season, which includes the months of November and December, we utilize a substantial number of temporary employees. None of our employees are covered by collective bargaining agreements. We consider our employee relations to be good.

Trademarks

        Our registered trademarks include Coldwater Creek®, Coldwater Creek Spirit® and the stylized Coldwater Creek logo. We believe that our registered and common law trademarks have significant value and are instrumental to our ability to create and sustain demand for and market our merchandise.

Properties

        Our principal executive and administrative offices are located at One Coldwater Creek Drive, Sandpoint, Idaho 83864. Our telephone number is (208) 263-2266. The general location, use and approximate size of our principal properties as of January 1, 2004 are set forth below:

Facility	Address	Owned/Leased	Approximate Size
Corporate Offices	One Coldwater Creek Drive Sandpoint, Idaho	Owned	231,000 sq. ft.
East Coast Operations Center, including Distribution and Call Center	100 Coldwater Creek Drive Mineral Wells, W. Virginia	Leased	600,000 sq. ft.
Coeur d'Alene, Idaho Call Center	751 West Hanley Avenue Coeur d'Alene, Idaho	Leased	60,000 sq. ft.
66 Full-Line Retail Stores(a)	Various U.S. Locations	Leased	419,000 sq. ft.
16 Outlet Stores(b)	Various U.S. Locations	Leased	102,000 sq. ft.
2 Resort Stores(c)	Sandpoint, ID and Jackson, WY	Leased	34,000 sq. ft.

(a)
Our full-line retail stores are generally between approximately 4,000 and 9,000 square feet, with six smaller-sized stores between approximately 3,000 to 4,000 square feet. As of January 1, 2004, our full-line retail stores averaged approximately 6,350 square feet per store. Our retail store leases generally have base terms between five and ten years.

(b)
Our outlet stores are generally between approximately 5,000 and 7,500 square feet, and averaged approximately 6,375 square feet as of January 1, 2004. Our outlet store leases generally have base terms of five years. We closed our Boise, Idaho outlet store in December 2003.

(c)
Our two resort stores average approximately 17,000 square feet, and the base terms of these leases will expire in 2006 and 2004.

        We believe that our corporate offices, distribution center and call centers will meet our operational needs for the foreseeable future. Our distribution center was designed to allow us to expand up to an aggregate of 930,000 square feet, as needed. We intend to expand capacity at our distribution center in fiscal 2005 and fiscal 2006 to support our expanding retail store base.

Legal Proceedings

        We are, from time to time, involved in various legal proceedings incidental to the conduct of our business. In the opinion of management, our gross liability, if any, and without any consideration given to the availability of insurance or other indemnification, under any pending litigation or administrative proceedings, would not materially affect our consolidated financial position, results of operations or cash flows.

Government Regulation

        Our direct business is subject to the Merchandise Mail Order Rule and related regulations promulgated by the Federal Trade Commission. While we believe we are in material compliance with these regulations, no assurance can be given that new laws or regulations will not be enacted or adopted which might adversely affect our operations.

        We collect sales taxes from customers transacting purchases in states in which we have physically based some portion of our retailing business. We also pay applicable corporate income, franchise and other taxes, to states in which retail or outlet stores are physically located. Upon entering a new state, we accrue and remit the applicable taxes. As we open more retail stores, we will be subject to an increasing number of state and local taxing jurisdictions. In addition, we accrue use taxes on catalogs used in our stores or at our corporate headquarters or sent to customers with shipments from our distribution center. Although we believe we have properly accrued for these taxes based on our current interpretation of the tax code, state taxing authorities may challenge our interpretation. Failure to properly determine or to timely remit these taxes may result in additional interest and related penalties being assessed.

        Various states have attempted to collect back sales and use taxes from direct marketers whose only contacts with the taxing state are solicitations through the mail or the Internet, and whose subsequent delivery of purchased goods is by mail or interstate common carriers, and we may be subject to these attempts in states in which we have no physical presence. However, the U.S. Supreme Court has held that these states, absent congressional legislation, may not impose tax collection obligations on an out-of-state mail order or Internet company. We anticipate that any legislative changes regarding direct marketers, if adopted, would be applied only on a prospective basis.

        Many of our products are manufactured outside the United States and are subject to existing or potential duties, tariffs or quotas that may limit the quantity of products we are allowed to import or increase the cost of such products. To date, we have not been restricted by quotas in the operation of our business, and customs duties have not comprised a material portion of the total cost of most of our products. As we expand our retail operations and begin to source more merchandise overseas, however, our business may be impacted by quotas and the imposition of customs duties or tariffs. We are also subject to foreign governmental regulation and trade restrictions, including U.S. retaliation against certain prohibited foreign activities, with respect to our product sourcing.

MANAGEMENT

        The table below sets forth the current name, age and position of our directors, executive officers and key employees as of January 31, 2004:

Name	Age	Positions held
Dennis C. Pence(a)	54	Chairman of the Board of Directors, Secretary and Chief Executive Officer
Georgia Shonk-Simmons	52	President, Chief Merchandising Officer and Director
Melvin Dick	50	Executive Vice President and Chief Financial Officer
James Brownell	46	Senior Vice President and Chief Information Officer
Dan Griesemer	44	Senior Vice President of Retail
Karen Reed	40	Senior Vice President of Marketing
Duane A. Huesers	48	Vice President of Finance
Gerard El Chaar	43	Vice President and Director of Operations
Kristy Gehling	47	Vice President of Customer Service
Ann Pence	54	Director, Vice Chairman of the Board of Directors
James R. Alexander(b)(c)	61	Director
Michelle Collins(b)(c)	43	Director
Curt Hecker(a)(b)(c)	43	Director
Warren R. Hashagen	53	Director
Robert H. McCall(a)(b)	58	Director

(a)
Member of the Executive Committee

(b)
Member of the Audit Committee

(c)
Member of the Compensation Committee

        Dennis C. Pence co-founded Coldwater Creek in 1984 and has served as a Director since our incorporation in 1988, serving as the Board's Chairman since July 1999 and as our Vice-Chairman prior thereto. Since September 26, 2002, Mr. Pence has served as our Chief Executive Officer. From June 4, 2002 to September 25, 2002, Mr. Pence provided his executive management services to us. From January 5, 2002 to June 3, 2002, Mr. Pence served as our Interim Chief Financial Officer and Treasurer. Mr. Pence has also served as Chairman of the Board's Executive Committee since its formation on May 20, 2000 and, as Secretary since July 1998. From 1984 through 2000, Mr. Pence served as our President and Chief Executive Officer. From April 1999 to December 2000, Mr. Pence also served as President of our Internet Commerce Division. Prior to co-founding Coldwater Creek, Mr. Pence was employed by Sony Corp. of America, a publicly held manufacturer of audio, video, communication, and information technology products, from 1975 to 1983, where his final position was National Marketing Manager — Consumer Video Products. Mr. Pence also serves as a Board member of Panhandle State Bank. Dennis Pence and Ann Pence were formerly married to each other.

        Georgia Shonk-Simmons has served as a Director, as well as our President, since January 1, 2001. Since September 26, 2002, Ms. Shonk-Simmons has served as our Chief Merchandising Officer. From January 1, 2001 to September 25, 2002, Ms. Shonk-Simmons served as our Chief Executive Officer. From April 1999 to December 2000, Ms. Shonk-Simmons served as President of our Catalog & Retail Sales Division. Ms. Shonk-Simmons joined us as Chief Merchant and Vice President of Merchandising in June 1998. From 1994 to 1998, Ms. Shonk-Simmons was Executive Vice President of the Newport News Catalog Division of Spiegel, Inc., a publicly held international retailer. Prior to that, from 1981 to 1994, Ms. Shonk-Simmons held a number of other positions of increasing responsibility with Spiegel, including Vice President of Merchandising for Spiegel Catalog beginning in 1991. Prior to joining Spiegel, Ms. Shonk-Simmons held various buyer positions with Lytton's, Carson Pirie Scott and Hahne's.

        Melvin Dick has served as our Executive Vice President and Chief Financial Officer since June 2002. Prior to joining Coldwater Creek, Mr. Dick was employed by and was a partner at Arthur Andersen LLP from 1975 through May 2002. While at Arthur Andersen LLP he held a number of progressively responsible positions including serving as the global managing partner of Andersen's technology, media and communications practice and as a member of Andersen's Worldwide Board of Partners.

        James Brownell has been our Senior Vice President and Chief Information Officer since November 2003. From November 2000 through October 2002, Mr. Brownell was Senior Vice President/Chief Information Officer for Williams-Sonoma, where he was responsible for all information technology and systems development in the company's 450 retail stores, as well as its direct sales channel. Before joining Williams-Sonoma, Mr. Brownell served as Vice President/Information Technology for the Gap Inc. until March 2000. In addition, Mr. Brownell has held executive positions in information technology with J. Crew and Toys "R" Us.com.

        Dan Griesemer has served as our Senior Vice President of Retail since October 1, 2001. Prior to joining Coldwater Creek, from 1989 to 2000, Mr. Griesemer held a number of progressively responsible positions with, and ultimately served as Divisional Merchandise Manager for Gap Inc. From 1983 to 1989, Mr. Griesemer worked in a variety of positions at Federated Department Stores.

        Karen Reed has served as our Senior Vice President of Marketing since November 2001 and, prior to that, as our Vice President of Internet Sales since September 1999. From March 1997 to September 1999, Ms. Reed served as our Vice President of Marketing and from 1995 to 1997 as our Director of Circulation. From 1992 to 1995, Ms. Reed served as our Circulation Manager. Prior to joining Coldwater Creek, from 1988 to 1990, Ms. Reed served as a computer programmer for Serac, a ski clothing manufacturer. Prior to that, she worked in the accounting profession in various capacities.

        Duane A. Huesers has served as our Vice President of Finance since September 2002. His duties include all controllership, external reporting and other finance related matters. Prior to joining Coldwater Creek, Mr. Huesers had a 25-year career in the retail industry, most recently with Tuesday Morning Corporation where he served as Vice President of Finance. Prior to that, Mr. Huesers served as Vice President and Controller for the Maison Blanche department store chain, as well as Senior Vice President and Chief Financial Officer for BOOKSTOP, Inc.

        Gerard El Chaar has served as our Vice President and Director of Operations since January 2001. From October 2000 to January 2001, Mr. El Chaar served as our Director of Distribution. Prior to joining Coldwater Creek, Mr. El Chaar was Managing Director of European operations for eToys.com from February 1999 to September 2000, and, prior to that, Mr. El Chaar was the Director of Engineering for Amazon.com from January 1998 to January 1999.

        Kristy Gehling has served as our Vice President of Customer Service since December 2002. From December 2000 to November 2002, she served as our Divisional Vice President and Director of our Coeur d'Alene facility. From February 1998 to December 2000, Ms. Gehling managed our Coeur d'Alene call center.

        Ann Pence co-founded Coldwater Creek in 1984, and served as our Executive Creative Director until September 1, 2002 when she retired. Ms. Pence has served as a Director since our incorporation in 1988, serving as the Board's Vice Chairman since July 1999 and as our Chairman prior thereto. Prior to co-founding Coldwater Creek, Ms. Pence had an eleven year career in retail advertising, and was employed by Macy's California from 1974 to 1982 where her final position was Copy Director. Dennis Pence and Ann Pence were formerly married to each other.

        James R. Alexander has served as a Director since March 2000, as well as a member of the Board's Audit Committee since July 2000 and as a member of the Board's Compensation Committee since November 9, 2002. From July 2000 to July 2001, Mr. Alexander also served as a member of the Board's

Compensation Committee. Mr. Alexander had previously served as a Director, as well as Chairman of the Board's Compensation Committee, from 1994 to 1998 before declining to stand for re-election due to other professional obligations. Mr. Alexander has been an independent catalog consultant for over 20 years, serving a variety of mail order retailers of apparel, gifts and home decor. Mr. Alexander is President of Alexander & Co., LLC.

        Michelle Collins has served as a Director, as well as a member of the Board's Compensation Committee, since September 1997 and as a member of the Board's Audit Committee since November 9, 2002. In January 1998, Ms. Collins co-founded Svoboda, Collins L.L.C, a private equity firm, for which she serves as Managing Director. Ms. Collins also serves as a director on the boards of directors of CDW Corporation, a publicly held provider of technology solutions for businesses, government agencies and educational institutions, and Molex Incorporated, a publicly held manufacturer of electronic, electrical and fiber optic interconnection products and systems, as well as a number of privately held companies.

        Warren R. Hashagen, has served as a Director since September 2003. Prior to his retirement in 2001, Mr. Hashagen was Senior Vice President, International of Gap Inc., a position he held since 1999, and was Senior Vice President, Finance and Chief Financial Officer of Gap Inc. between 1995 and 1999. He held various other finance and accounting positions at Gap Inc. from 1981 to 1995, including Senior Vice President, Finance between 1992 and 1995.

        Curt Hecker has served as a Director, as well as a member of the Board's Audit Committee, since August 1995. Mr. Hecker has also served as Chairman of the Board's Compensation Committee and as a member of the Board's Executive Committee since July 2001. Since October 1997, Mr. Hecker has served as President, Chief Executive Officer and a Board member of publicly held Intermountain Community Bancorp as well as Chief Executive Officer and a Board member of Panhandle State Bank, Intermountain Community Bancorp's wholly-owned subsidiary. From August 1995 to October 2001, Mr. Hecker also served as President of Panhandle State Bank. Prior to joining Panhandle State Bank, Mr. Hecker held various management positions with West One Bank.

        Robert H. McCall, a Certified Public Accountant, has served as a Director since 1994, and as Chairman of the Board's Audit Committee since February 1995. Mr. McCall has also served as a member of the Board's Executive Committee since its formation on May 20, 2000. From February 1995 to July 2000, Mr. McCall also served as a member of the Board's Compensation Committee. Since 1981, Mr. McCall has been President of McCall & Landwehr, P.A., an accounting firm based in Hayden Lake, Idaho.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of March 15, 2004, and as adjusted to reflect the sale of the common stock being offered hereby and assuming no exercise of the underwriters' over-allotment option, by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of our common stock;

  •
  each of the selling stockholders;

  •
  each of our directors;

  •
  our Chief Executive Officer and each of our other four most highly compensated executive officers as of the end of our 2002 fiscal year; and

  •
  all of our current directors and executive officers as a group.

        All shares are subject to the named person's sole voting and investment power except where otherwise indicated.

	Shares Beneficially Owned Prior to Offering(a)				Shares Beneficially Owned After Offering(a)
Name and Address of Beneficial Owner
	Number	Percent			Number	Percent
Dennis Pence(b)(c)	11,938,881	49.39%			11,038,881	41.39%
Ann Pence(b)(d)	11,938,881	49.39			11,038,881	41.39
Essex Investment Management Company, LLC(e)	1,354,185	5.60			1,354,185	5.08
James R. Alexander(f)	32,070	*			32,070	*
Michelle Collins(g)	64,245	*			64,245	*
Warren Hashagen(h)	30,096	*			30,096	*
Curt Hecker(i)	82,591	*			82,591	*
Robert H. McCall(j)	68,473	*			68,473	*
Georgia Shonk-Simmons(k)	251,885	1.03			251,885	*
Tom Scott(l)	—	*			—	*
Dan Griesemer(m)	30,000	*			30,000	*
Karen Reed(n)	11,250	*			11,250	*
Melvin Dick(o)	23,250	*			23,250	*
All Directors and Executive Officers as a group (15 persons)(p)	12,573,212	50.74			11,673,212	42.79
Selling Stockholders			Number of Shares Offered
Dennis Pence(c)	11,938,881	49.39%	400,000	(q)	11,038,881	41.39%
Ann Pence(d)	11,938,881	49.39	400,000	(r)	11,038,881	41.39%
Aspenwood Supporting Foundation(s)	1,097,634	4.54	500,000		597,634	2.24
JCP Irrevocable Trust(t)	225,000	*	100,000		125,000	*

*
Less than one percent.

(a)
The information in this table is based upon information furnished to us by each director, executive officer and principal stockholder or contained in filings made by these persons with the SEC. The calculation of the percentage of shares beneficially owned before the offering is based on 24,171,367 share of our common stock outstanding as of March 15, 2004, and the calculation of the percentage of shares beneficially owned after the offering is based on 26,671,376 shares of our common stock outstanding after completion of this offering. Shares of common stock subject to stock options which are currently exercisable or will become exercisable within 60 days after March 15, 2004, are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.

(b)
Dennis Pence and Ann Pence divorced in June 2003. They continue to share voting and dispositive power over the shares each of them hold directly pursuant to an informal agreement. This arrangement may be terminated by either of them at any time.

(c)
Includes (a) 78,445 shares owned of record by the Dennis C. Pence Lead Annuity Trust; (b) 5,728,496 shares owned of record by Ann Pence; (c) 78,445 shares owned of record by the Elizabeth Ann Pence Lead Annuity Trust; (d) 225,000 shares owned of record by the JCP Irrevocable Trust; and (e) 100,000 shares owned of record by the Idaho Clean Air Foundation. Dennis Pence disclaims beneficial ownership of shares set forth in (b), (c), (d) and (e) above. Mr. Pence is currently our Chairman and Chief Executive Officer. Mr. Pence has been on our board of directors since 1988 and Chairman since July 1999. His prior positions with the company include President and Chief Executive Officer from 1988 through 2000, President of our Internet Commerce Division from April 1999 through 2000, and interim Chief Financial Officer and Treasurer from January 5, 2002 to June 3, 2002. Mr. Pence provided executive management services to us from June 4, 2002 until he became our Chief Executive Officer on September 26, 2002. Address: c/o Coldwater Creek Inc., One Coldwater Creek Drive, Sandpoint, Idaho, 83864.

(d)
Includes (a) 78,445 shares owned of record by the Elizabeth Ann Pence Lead Annuity Trust; (b) 5,728,496 shares owned of record by Dennis Pence; (c) 78,445 shares owned of record by the Dennis C. Pence Lead Annuity Trust; (d) 225,000 shares owned of record by the JCP Irrevocable Trust; and (e) 100,000 shares owned of record by the Idaho Clean Air Foundation. Ann Pence disclaims beneficial ownership of shares set forth in (b), (c), (d) and (e) above. Mrs. Pence is currently our Vice Chairman. Mrs. Pence has been on our board of directors since 1988 and Vice Chairman since July 1999. Mrs. Pence also served as our Executive Creative Director until September 1, 2002 when she retired. Address: c/o Coldwater Creek Inc., One Coldwater Creek Drive, Sandpoint, Idaho, 83864.

(e)
Consists of 1,354,185 shares beneficially owned by Essex Management Company, LLC as reported on Form 13G as of December 31, 2003. Address: 125 High Street, 29th Floor, Boston, Massachusetts 02110.

(f)
Includes 31,125 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(g)
Consists of 64,245 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(h)
Consists of 30,096 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(i)
Includes 71,757 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(j)
Includes 65,474 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(k)
Includes 247,500 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(l)
Mr. Scott resigned from Coldwater Creek in May 2003.

(m)
Consists of 30,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(n)
Consists of 11,250 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(o)
Includes 18,750 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(p)
Includes 608,616 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 15, 2004.

(q)
Number of shares offered does not include 400,000 shares being offered by Ann Pence and 100,000 shares being offered by JCP Irrevocable Trust which Mr. Pence may be deemed to beneficially own. In addition, Mr. Pence has granted the underwriters a 30-day option to purchase up to 142,500 shares to cover over-allotment options, if any.

(r)
Number of shares offered does not include 400,000 shares being offered by Dennis Pence and 100,000 shares being offered by JCP Irrevocable Trust which Ms. Pence may be deemed to beneficially own. In addition, Ms. Pence has granted the underwriters a 30-day option to purchase up to 142,500 shares to cover over-allotment options, if any.

(s)
Dennis Pence, our Chairman and Chief Executive Officer, and Ann Pence, our Vice Chairman, are both, and have been for the past three years, members of the board of trustees of Aspenwood Supporting Foundation. An investment committee consisting of two individuals who are not affiliated with Coldwater Creek have voting and dispositive power over these shares.

(t)
The sole beneficiary of the JCP Irrevocable Trust is the dependent child of Dennis Pence, our Chairman and Chief Executive Officer, and Ann Pence, our Vice Chairman. JP Morgan Trust Company and E. Christopher Goode, co-trustees of the JCP Irrevocable Trust, have voting and dispositive power over these shares.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to applicable Delaware law and to the provisions of our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to our SEC filings. We were incorporated in Idaho in 1988 and became a Delaware corporation in 1996.

        Our capital stock currently consists of 60,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of November 1, 2003, there were 24,155,575 shares of our common stock outstanding, approximately 1,723,625 shares issuable upon exercise of outstanding options and no shares of preferred stock issued or outstanding.

Common Stock

        Holders of our common stock are entitled to one vote per share and to receive ratably such dividends if, as and when declared by our Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. There are no cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of common stock to elect all the directors then standing for election. The absence of cumulative voting rights could have the effect of delaying, deterring or preventing a change of control of our company. According to the Delaware General Corporation Law ("DGCL"), in the event of any liquidation, dissolution or winding up of the company, each holder of our common stock will be entitled to participate, subject to the rights of any outstanding preferred stock, ratably in all of our assets remaining after payment of liabilities and preferences of the holders of preferred stock. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. All outstanding shares of common stock are, and all shares of common stock offered in this offering will be, fully paid and non-assessable.

        Our common stock is quoted on the Nasdaq National Market under the symbol "CWTR."

Preferred Stock

        Shares of preferred stock may be issued from time to time in one or more series. Our Board of Directors is expressly authorized, in the resolution or resolutions providing for the issuance of any wholly unissued series of preferred stock, to fix, state and express the powers, rights, designations, preferences, qualifications, limitations and restrictions thereof, including without limitation,

  •
  the rate of dividends upon which and the times at which dividends on shares of such series shall be payable and the preference, if any, which such dividends shall have relative to dividends on shares of any other class or classes or any other series of our stock;

  •
  whether such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which dividends on shares of such series shall be cumulative;

  •
  the voting rights, if any, to be provided for shares of such series;

  •
  the rights, if any, which the holders of shares of such series shall have in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company;

  •
  the rights, if any, which the holders of shares of such series shall have to convert such shares into or exchange such shares for shares of our stock, and the terms and conditions, including price and rate of exchange of such conversion or exchange;

  •
  the redemption rights (including sinking fund provisions), if any, for shares of such series; and

  •
  such other powers, rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors may desire to so fix.

        Our Board of Directors is also expressly authorized to fix the number of shares constituting such series and to increase or decrease the number of shares of any series prior to the issuance of shares of that series and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not to decrease such number below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Certain Effects of Authorized But Unissued Stock

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

        The existence of authorized but unissued and unreserved common stock and preferred stock may enable our Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of our management.

Certain Certificate of Incorporation and Bylaw Provisions

        Certain provisions of our Certificate of Incorporation and Bylaws, as summarized in the following paragraphs, may have an anti-takeover effect and may delay, deter or prevent an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or other transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

  Classified Board of Directors; Removal of Directors

        Our Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, one-third of the Board of Directors is elected each year. In addition, our Certificate of Incorporation provides that any Director or the entire Board of Directors may be removed by the affirmative vote of the holders of at least a majority of the combined voting power of all shares of our common stock entitled to vote generally in the election of directors, voting together as a single class. Under the DGCL, in the case of a corporation having a classified board and not having a provision in its Certificate of Incorporation to the contrary (as is the case with us), stockholders may remove a director only for cause.

        Under our Bylaws, any vacancy in the Board of Directors unless and until filled by the stockholders, however occurring, may be filled by majority vote of the remaining Directors, except that a vacancy created by the removal of a director by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present. These provisions, together with the constraints placed on calling stockholder meetings as discussed below, may preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

  Special Meeting of Stockholders

        Our Certificate of Incorporation provides that special meetings of stockholders may be called only by the Chairman of the Board of Directors or Vice Chairman of the Board of Directors, or by the Chairman, the Vice Chairman or the Secretary at the written request of a majority of the total number of Directors we would have if there were no vacancies on the Board. The request must be sent to the Chairman, Vice Chairman and the Secretary and shall state the purposes of the proposed meeting. Special meetings of holders of the outstanding preferred stock may be called in the manner and for the purposes provided in the resolutions of the Board of Directors providing for the issue of the preferred stock. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice of meeting. These provisions will make it more difficult for stockholders to take actions opposed by the Board of Directors.

  Stockholder Action by Written Consent

        Our Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by any consent in writing of such stockholders.

  Advance Notice of Stockholder Nominees and Stockholder Business

        Our Bylaws require stockholders to provide timely written notice of any action they would like to bring before an annual meeting of stockholders, or of any nominations for election as directors at a meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting. However, if we first publicly announce the date of the annual meeting fewer than 70 days prior to the date of such annual meeting, notice by the stockholder to be timely must be received no later than the close of business on the tenth day following the day on which we made the public announcement. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual meeting or from making nominations for directors at a stockholders meeting.

  Supermajority Voting Requirements Regarding Certain Actions

        Certain provisions of our Certificate of Incorporation require the affirmative vote of the holders of at least two-thirds of the combined voting power of all shares of our stock entitled to vote generally in the election of directors, voting together as a single class, for certain activities, including the following:

  •
  To effect any Business Combination (as defined in the Certificate of Incorporation), unless the Business Combination has been approved by two-thirds of the whole Board of Directors.

  •
  The adoption of new Bylaws or the repeal or amendment of existing Bylaws by the stockholders.

  •
  The alteration, change, amendment, or repeal of, or adoption of any provision inconsistent with, the provisions of the Certificate of Incorporation relating to classification, terms and removal of directors, special meetings of stockholders, actions of stockholders to be taken only at stockholder meetings and the definition of certain key terms.

Limitation of Liability

        Our Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, as that law may be amended and supplemented from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. The effect of the provision of the Certificate of Incorporation is to eliminate the rights of the company and our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent behavior) except in the situations described in clauses (i) through (iv) above. The Bylaws also set forth certain indemnification provisions and provide for the advancement of expenses incurred by a director in defending a claim by reason of the fact that he was a director of Coldwater Creek (or was serving as a director or officer of another entity at our request), provided that the director agrees to repay the amounts advanced if the director is not entitled to be indemnified by us under the provisions of the DGCL. The indemnification provisions of our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though an action, if successful, otherwise might have benefited us and our stockholders.

        In addition, we have entered into indemnification agreements with each of our directors and some of our officers pursuant to which we agree to indemnify the director or officer against expenses, judgments, fines or amounts paid in settlement incurred by the director or officer and arising out of his capacity as a director, officer, employee and/or agent of the company or other enterprise of which he is a director, officer, employee or agent acting at our request to the maximum extent permitted by applicable law, subject to certain limitations. In addition, the director or officer shall be entitled to an advance of expenses, to the maximum extent authorized or permitted by law, to meet the obligations indemnified against, subject to certain limitations. Finally, under Delaware law, we may purchase and maintain insurance for the benefit and on behalf of our directors and officers insuring against all liabilities that may be incurred by the director or officer in or arising out of his capacity as our director, officer, employee and/or agent. As of November 1, 2003, we had in force director and officer liability insurance on behalf of our directors and officers in the amount of $15 million.

Certain Statutory Provisions Relating to Business Combinations

        Section 203 of the DGCL contains certain provisions that may make more difficult the acquisition of control of our company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of our company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of shares. Set forth below is a description of the relevant provisions of Section 203 of the DGCL. This description is intended as summary only and is qualified in its entirety by reference to Section 203 of the DGCL.

        Section 203 of the DGCL prohibits certain "business combination" transactions between a publicly held Delaware corporation, such as Coldwater Creek, and any "interested stockholder" for a period of three years after the date on which the stockholder became an interested stockholder, unless

            (i)  the board of directors approves, prior to expiration of this three-year period, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder,

           (ii)  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are both directors and officers or by certain employee stock plans, or

          (iii)  during or subsequent to the three-year period, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

        For purposes of Section 203, a "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. We may opt out of Section 203 by amending our Certificate of Incorporation or Bylaws by action of our stockholders to exempt us from coverage, provided that the amendment will not become effective until 12 months after the date it is adopted and will not apply to any business combination between Coldwater Creek and any person who became an interested stockholder on or prior to its adoption (unless we, among other things, do not have a class of voting stock listed on a national securities exchange or on the NASDAQ Stock Market). In addition, the restrictions of Section 203 may not be applicable to Dennis Pence and Ann Pence. To date, we have not elected to opt out of Section 203 of the DGCL pursuant to its terms.

        In addition to the requirements of Section 203, under our Certificate of Incorporation, the approval of the holders of two-thirds of our voting stock is required for certain business combinations involving us and "interested stockholders," defined as persons who, together with affiliates and associates, own (or within two years, did own) 10% or more of our voting stock.

UNDERWRITING

        We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation are the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives on a firm commitment basis. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Morgan Stanley & Co. Incorporated
RBC Capital Markets Corporation

Total

        The underwriting agreement is subject to a number of terms and conditions, such as approval of legal matters by counsel to the underwriters, including the validity of the shares, and receipt by the underwriters of officers' certificates and legal opinions, and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $                        per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $                        per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters, and

  •
  the underwriters' right to reject orders in whole or in part.

        Over-Allotment Option.    We and certain of the selling stockholders have granted the underwriters an over-allotment option to buy up to 300,000 and up to 285,000, respectively, additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and certain of the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

        Discounts and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$

Total	$	$	$	$

        We estimate the expenses of the offering, not including the underwriting discounts and commissions, to be approximately $700,000 and will be paid by us. However, the underwriters have agreed to reimburse us for approximately $            of the expenses related to this offering.

        Listing.    Our common stock is quoted on the Nasdaq National Market under the symbol "CWTR".

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters and the selling stockholders commence these activities, they may discontinue them at any time. The underwriters and the selling stockholders may carry out these transactions on the Nasdaq National Market in the over-the-counter market or otherwise.

        Market Making.    In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market marker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

        Lock-up Agreements.    We and our directors and executive officers, have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 90-day period, we have also agreed not to file any registration statement for any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.

        Indemnification.    We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates and the selling stockholders for which services they have received and may in the future receive, customary fees. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender under our credit facility.

LEGAL MATTERS

        The validity of the shares of common stock offered in this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Boulder, Colorado. Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Coldwater Creek as of February 1, 2003 and for the 11-month transition period then ended have been included and incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the February 1, 2003 consolidated financial statements refers to that firm's audit of the adjustments that were applied to restate the amounts and disclosures related to the Company's two 50% stock dividends declared on December 19, 2002 and August 4, 2003 reflected in the March 2, 2002 and March 3, 2001 consolidated financial statements, and of the adjustments that were applied to restate the segment reporting amounts and disclosures in Note 1 and Note 17 of the March 2, 2002 and March 3, 2001 consolidated financial statements.

        The consolidated financial statements of Coldwater Creek as of March 2, 2002, and for the fiscal years ended March 2, 2002 and March 3, 2001 included and incorporated by reference herein and in the registration statement, were audited by Arthur Andersen LLP who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 10, 2002. These financial statements are included and incorporated by reference herein in reliance upon the authority of that firm, at that time, as experts in accounting and auditing. After reasonable efforts, we have been unable to obtain the consent of Arthur Andersen LLP to the inclusion and incorporation by reference in the registration statement, of which this prospectus is a part, of their report with respect to our consolidated financial statements for the fiscal years ended March 2, 2002 and March 1, 2001. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to file the registration statement without a written consent from Arthur Andersen LLP. The absence of this consent may limit your recovery on certain claims. In particular, and without limitation, you will not be able to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in our consolidated financial statements for the fiscal years ended March 2, 2002 and March 1, 2001 that are included and incorporated by reference herein and in the registration statement, or any omission to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, Washington, DC 20549. You may obtain further information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's website at http://www.sec.gov. Copies of certain information that we file with the SEC are also available on our website at http://www.coldwatercreek.com. Our website is not part of this prospectus. Our common stock is listed on the Nasdaq National Market under the symbol "CWTR."

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information from other documents that we file with or furnish to them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. References to this "prospectus" include documents that are incorporated by reference.

        We incorporate by reference the documents listed below:

  •
  Quarterly Report on Form 10-Q (file no. 000-21915) for the quarter ended August 2, 2003, filed with the SEC on September 16, 2003.

  •
  Quarterly Report on Form 10-Q (file no. 000-21915) for the quarter ended May 3, 2003, filed with the SEC on June 16, 2003.

  •
  Quarterly Report on Form 10-Q (file no. 000-21915) for the quarter ended November 1, 2003, filed with the SEC on December 16, 2003.

  •
  Amendment to Quarterly Report on Form 10-Q/A (file no. 000-21915) for the quarter ended November 30, 2003, filed with the SEC on February 27, 2004.

  •
  Definitive Proxy Statement on Schedule 14A (file no. 000-21915) for our 2003 annual meeting of stockholders, filed with the SEC on April 25, 2003.

  •
  Annual Report on Form 10-K (file no. 000-21915) for the fiscal year ended February 1, 2003, filed with the SEC on April 25, 2003.

  •
  Current Report on Form 8-K (file no. 000-21915) filed with the SEC on August 5, 2003.

  •
  Current Report on Form 8-K (file no. 000-21915) filed with the SEC on December 4, 2003.

  •
  Amendment to Current Report on Form 8-K/A (file no. 000-21915) filed with the SEC on February 27, 2004.

  •
  Current Report on File 8-K (file no. 000-21915) filed with the SEC on March 10, 2004.

  •
  The description of our common stock contained in our Registration Statement on Form S-1 (file no. 333-16651), filed with the SEC on November 22, 1996, as updated by the description of our common stock contained in this prospectus under the heading "Description of Capital Stock," including any further amendment or reports filed for the purpose of updating such description.

        We also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all of the shares covered by this prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

        Our current reports on Form 8-K filed with the SEC on April 9, 2003, April 16, 2003, May 28, 2003, August 27, 2003, November 19, 2003, and March 10, 2004 which furnished information relating to our quarterly earnings and our financial results for the 12-month period ended February 2, 2003, are not incorporated by reference in this prospectus.

        We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to: Coldwater Creek Inc., One Coldwater Creek Drive, Sandpoint, Idaho 83864, Attn: Investor Relations, (208) 263-2266.

Independent Auditors' Report

To the Stockholders of Coldwater Creek Inc.:

        We have audited the accompanying consolidated balance sheet of Coldwater Creek Inc. (a Delaware corporation) and subsidiaries as of February 1, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the eleven-month transition period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of Coldwater Creek Inc. and subsidiaries as of March 2, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal years ended March 2, 2002 and March 3, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the restatements described in Note 1, Note 2 and Note 17 to the financial statements, in their report dated April 10, 2002.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the fiscal 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coldwater Creek Inc. and subsidiaries as of February 1, 2003, and the results of their operations and their cash flows for the eleven-month period then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed above, the consolidated balance sheet of Coldwater Creek Inc. and subsidiaries as of March 2, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal years ended March 2, 2002 and March 3, 2001 were audited by other auditors who have ceased operations. As described in Note 2 to the financial statements, the common stock outstanding, retained earnings, and net income per share amounts for the years ended March 2, 2002 and March 3, 2001, as well as share and per share amounts for those fiscal periods in the notes to the consolidated financial statements, have been adjusted to reflect two 50 percent stock dividends, each having the effect of a 3-for-2 stock split, declared by the Board of Directors on December 19, 2002 and August 4, 2003. Also, the segment reporting disclosures for the years ended March 2, 2002 and March 3, 2001 in Note 1 and Note 17 have been adjusted to reflect a change in the composition of the company's segments. We audited the adjustments that were applied to restate the amounts and disclosures related to the Company's December 19, 2002 and August 4, 2003 stock dividends reflected in the March 2, 2002 and March 3, 2001 consolidated financial statements, and the adjustments that were applied to restate the March 2, 2002 and March 3, 2001 segment reporting amounts and disclosures in Note 1 and Note 17 of the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the March 2, 2002 and March 3, 2001 consolidated financial statements of Coldwater Creek Inc. and subsidiaries other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the March 2, 2002 and March 3, 2001 financial statements taken as a whole.

/s/ KPMG LLP
Boise, Idaho
March 10, 2003, except for the impact of the stock dividend declared on August 4, 2003 discussed in Note 2 and the segment reporting disclosures in Note 1 and Note 17, as to which the date is December 3, 2003.

This is the report of Arthur Andersen LLP from the prior year and this report has not been reissued.

Report Of Independent Auditors

To the Stockholders of Coldwater Creek Inc.:

        We have audited the accompanying consolidated balance sheets of Coldwater Creek Inc. (a Delaware corporation) and subsidiaries as of March 2, 2002 and March 3, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal years ended March 2, 2002, March 3, 2001 and February 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldwater Creek Inc. and subsidiaries as of March 2, 2002 and March 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 2, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP
Boise, Idaho April 10, 2002

COLDWATER CREEK INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

	February 1, 2003	March 2, 2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,630	$4,989
Receivables	6,112	4,927
Inventories	59,686	64,295
Prepaid and other	4,409	5,923
Prepaid and deferred catalog costs	7,133	7,770
Deferred income taxes	1,915	2,250

Total current assets	105,885	90,154
Property and equipment, net	81,214	78,282
Executive loans	548	811

Total assets	$187,647	$169,247

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$45,951	$46,514
Accrued liabilities	18,919	16,961
Income taxes payable	3,650	—

Total current liabilities	68,520	63,475
Deferred income taxes	1,631	3,794
Deferred rents	11,533	7,050

Total liabilities	81,684	74,319

Commitments and contingencies
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 60,000,000 shares authorized, 24,173,117 and 23,967,260 shares issued, respectively(a)	242	240
Additional paid-in capital	51,286	49,610
Treasury shares, at cost, 209,100 shares	(4,715)	(4,715)
Retained earnings(a)	59,150	49,793

Total stockholders' equity	105,963	94,928

Total liabilities and stockholders' equity	$187,647	$169,247

Note (a):	The above common stock issued and retained earnings amounts reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Board of Directors on December 19, 2002 and August 4, 2003.

The accompanying notes are an integral part of these financial statements

COLDWATER CREEK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share data)

	Fiscal Year Ended
	February 1, 2003(b)	March 2, 2002	March 3, 2001
Net sales	$473,172	$464,024	$458,445
Cost of sales	284,406	272,665	255,187

Gross profit	188,766	191,359	203,258
Selling, general and administrative expenses	173,330	188,902	182,770

Income from operations	15,436	2,457	20,488
Interest, net, and other(a)	170	483	1,114

Income before provision for income taxes	15,606	2,940	21,602
Provision for income taxes	6,249	1,140	8,364

Net income	$9,357	$1,800	$13,238

Net income per share — Basic(c)	$0.39	$0.08	$0.56

Weighted average shares outstanding — Basic(c)	23,898	23,832	23,619

Net income per share — Diluted(c)	$0.39	$0.07	$0.54

Weighted average shares outstanding — Diluted(c)	24,098	24,323	24,507

Note (a):	Consists primarily of interest income.
Note (b):	Fiscal 2002 is an 11-month transition period attributable to the Company's decision to change its fiscal year end.
Note (c):	The above net income per share and weighted average shares outstanding amounts reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Board of Directors on December 19, 2002 and August 4, 2003.

The accompanying notes are an integral part of these financial statements

COLDWATER CREEK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock
			Additional Paid-in Capital	Treasury Shares	Retained Earnings(a)
	Shares(a)	Par Value(a)				Total
Balance at February 26, 2000	22,958	$229	$41,586	$—	$34,755	$76,570
Net income	—	—	—	—	13,238	13,238
Net proceeds from exercises of stock options	760	8	3,917	—	—	3,925
Tax benefit from exercises of stock options	—	—	2,402	—	—	2,402

Balance at March 3, 2001	23,718	$237	$47,905	$—	$47,993	$96,135
Net income	—	—	—	—	1,800	1,800
Net proceeds from exercises of stock options	249	3	1,275	—	—	1,278
Tax benefit from exercises of stock options	—	—	430	—	—	430
Repurchase of treasury shares	—	—	—	(4,715)	—	(4,715)

Balance at March 2, 2002	23,967	$240	$49,610	$(4,715)	$49,793	$94,928

Net income	—	—	—	—	9,357	9,357
Net proceeds from exercises of stock options	206	2	1,141	—	—	1,143
Tax benefit from exercises of stock options	—	—	307	—	—	307
Contributed services	—	—	228	—	—	228

Balance at February 1, 2003	24,173	$242	$51,286	$(4,715)	$59,150	$105,963

Note (a):	The above common stock issued, par value, additional paid-in capital and retained earnings amounts reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Board of Directors on December 19, 2002 and August 4, 2003.

The accompanying notes are an integral part of these financial statements

COLDWATER CREEK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	11-Months Ended	12-Months Ended
	February 1, 2003	March 2, 2002	March 3, 2001
OPERATING ACTIVITIES:
Net income	$9,357	$1,800	$13,238
Non cash items:
Depreciation and amortization	14,037	12,646	9,427
Loss on asset disposition	801	1,054	173
Deferred rent amortization	(332)	(94)	334
Contributed services	228	—	—
Deferred income taxes	(1,829)	(249)	2,195
Tax benefit from exercises of stock options	307	430	2,402
Other	1	139	56
Net change in current assets and liabilities:
Receivables	(1,185)	2,150	(1,336)
Inventories	4,609	1,854	(5,946)
Prepaid and other	1,483	(2,170)	(2,498)
Prepaid and deferred catalog costs	637	5,051	(6,010)
Accounts payable	(563)	12,179	4,237
Accrued liabilities	1,757	(1,445)	2,660
Income taxes payable	3,650	—	(2,140)
Deferred rents	5,408	5,444	2,084

Net cash provided by operating activities	38,366	38,789	18,876

INVESTING ACTIVITIES:
Purchase of property and equipment	(18,078)	(35,296)	(25,842)
Repayments from (loans to) executives	263	386	161

Net cash used in investing activities	(17,815)	(34,910)	(25,681)

FINANCING ACTIVITIES:
Net proceeds from exercises of stock options	1,143	1,278	3,925
Common shares repurchased for treasury	—	(4,715)	—
Other financing costs	(53)	(53)	(53)

Net cash provided by (used in) financing activities	1,090	(3,490)	3,872

Net increase (decrease) in cash and cash equivalents	21,641	389	(2,933)
Cash and cash equivalents, beginning	4,989	4,600	7,533

Cash and cash equivalents, ending	$26,630	$4,989	$4,600

Cash paid for interest	$3	$15	$7
Cash paid for income taxes	1,113	2,234	8,152

The accompanying notes are an integral part of these consolidated financial statements

COLDWATER CREEK INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business and Organizational Structure

        Coldwater Creek Inc., together with its wholly-owned subsidiaries (the "Company"), a Delaware corporation headquartered in Sandpoint, Idaho, is a triple-sales channel, two-operating segment retailer of women's apparel, jewelry, footwear, gift items and home merchandise. The Company's Retail Segment consists of its full-line retail stores, resort stores and outlet stores. The Company's Direct Segment consists of its catalog and Internet-based e-commerce businesses. Beginning in the quarter ended May 3, 2003, we reclassified our outlet stores and phone and Internet orders that originate in our retail stores from our Direct Segment to our Retail Segment, to reflect the manner in which these segments are currently managed. We have reclassified prior period financial statements on a consistent basis for fiscal years 2002, 2001 and 2000.

        The Company has three wholly owned subsidiaries which currently have no substantive assets, liabilities, revenues or expenses.

2.    Significant Accounting Policies

Principals of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Fiscal Periods

        References to a fiscal year refer to the calendar year in which such fiscal year commences. Historically, the Company's fiscal year ended on the Saturday nearest February 28th. However, on December 16, 2002, the Company's board of directors approved a change in the Company's fiscal year end from the Saturday nearest February 28th to the Saturday nearest January 31st, effective in 2003. This report covers the 11-month transition period of March 3, 2002 through February 1, 2003. The Company made this decision to align its reporting schedule with the majority of other national retail companies.

        The Company's floating fiscal year-end typically results in thirteen-week fiscal quarters and a fifty-two week fiscal year, but will occasionally give rise to an additional week resulting in a fourteen-week fiscal fourth quarter and a fifty-three week fiscal year. The Company's most recently completed fiscal year ended February 1, 2003 ("fiscal 2002") consisted of forty-eight (48) weeks, due to the aforementioned change in the Company's fiscal year end, whereas its preceding fiscal years ended March 2, 2002 ("fiscal 2001") and March 3, 2001 ("fiscal 2000") consisted of fifty-two (52) and fifty-three (53) weeks, respectively.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and the disclosure of contingent assets and liabilities. Examples of these estimates and assumptions are embodied in our sales returns accrual and our inventory obsolescence calculation, among others. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary from its estimates and assumptions.

Reclassifications

        Certain amounts in the consolidated financial statements for the prior fiscal years have been reclassified to be consistent with the current fiscal year's presentation.

        Additionally, the common stock outstanding, retained earnings and net income per share amounts for all periods presented have been adjusted to reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Company's Board of Directors on December 19, 2002 and August 4, 2003.

Revenue Recognition and Sales Return Estimate

        The Company recognizes sales including shipping and handling income and the related cost of sales either at the time merchandise ordered from a catalog or web site is shipped to the customer or at the time a sale is consummated with a customer in a store. The Company maintains an allowance for sales returns based on historical experience and future expectations. Collections for unshipped orders are reflected as a component of accounts payable and are immaterial in amount. Customer list rental income is netted against selling, general and administrative ("SG&A") expenses. The Company's policy regarding gift certificates is to record revenue as the certificates are redeemed for merchandise. Prior to their redemption, the certificates are recorded as a liability.

Cash and Cash Equivalents

        Cash equivalents consist of highly liquid debt instruments with a maturity date of three months or less at the date of purchase.

Inventories

        Inventories primarily consist of merchandise purchased for resale and are stated at the lower of first-in, first-out cost or market.

Prepaid and Deferred Catalog Costs

        Catalog costs include all direct costs associated with the development, production and circulation of direct mail catalogs and are accumulated as prepaid catalog costs until such time as the related catalog is mailed. Once mailed, these costs are reclassified as deferred catalog costs and are amortized into SG&A expenses over the expected sales realization cycle, typically several weeks. The Company's consolidated SG&A expenses include amortized catalog costs of $77.6 million, $97.4 million and $104.6 million for fiscal 2002, 2001 and 2000, respectively.

Property and Equipment

        Property and equipment, including any major additions and improvements thereto, are recorded at cost. Minor additions and improvements, as well as maintenance and repairs, that do not materially extend the useful life of property or equipment are charged to operations as incurred. The net book value of property or equipment sold or retired is removed from the asset and related accumulated depreciation accounts with any resulting net gain or loss included in results of operations.

        Depreciation and amortization expense is computed using the straight-line method. The estimated useful lives for buildings and land improvements are fifteen to thirty years. The estimated useful lives for furniture and fixtures, technology hardware and software and machinery and equipment are three to seven years. Leasehold improvements are amortized over the contractual lives of the underlying operating leases or the estimated useful lives of the improvements, currently three to twenty years, whichever is less.

Deferred Rents

        Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rentals during the original term of the lease. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. Any lease incentives received by the Company are deferred and subsequently amortized on a straight-line basis over the life of the lease as a reduction of rent expense.

Deferred Income Taxes

        Deferred income tax assets and liabilities are recognized for the expected future income tax benefits or consequences, based on enacted laws, of temporary differences between tax and financial statement reporting. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits that, more likely than not based on current circumstances, are not expected to be realized.

Cost of Sales and SG&A Expenses

        The Company's consolidated cost of sales primarily consists of merchandise acquisition costs, including related buying and freight-in costs, as well as warehousing and distribution costs, shipping and handling costs, returned merchandise processing costs, and retail and outlet store occupancy costs. The Company's consolidated SG&A expenses primarily consist of selling expenses, marketing expenses, including amortization of deferred catalog costs, and general and administrative expenses. The Company's consolidated SG&A expenses include advertising costs of $5.1 million, $5.5 million and $2.6 million for fiscal 2002, 2001 and 2000, respectively. The Company considers its web based affiliate commission expenses to be advertising expenses.

Store Pre-Opening Costs

        The Company incurs certain preparation and training costs prior to the opening of a retail store. These pre-opening costs are expensed as incurred and are included in SG&A expenses. Pre-opening costs were approximately $1.3 million, $2.9 million and $1.0 million during fiscal 2002, 2001 and 2000, respectively.

Net Income Per Share

        Basic earnings per share ("EPS") is calculated by dividing income applicable to common shareholders by the weighted average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur under the Treasury Stock Method if potentially dilutive securities, such as stock options, were exercised or converted to common stock. Should the Company incur a net loss, potentially dilutive securities are excluded from the calculation of diluted EPS as they would be antidilutive.

        On December 19, 2002, and on August 4, 2003, the Company's Board of Directors declared two 50% stock dividends having the cumulative effect of a 2.25-for-1 stock split on its issued common stock, par value $0.01 per share (the "Common Stock"). The common stock outstanding, retained earnings and net income per share amounts have been adjusted for all periods presented to reflect these stock dividends.

Accounting for Stock Based Compensation

        As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has retained the compensation measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for

Stock Issued to Employees," ("APB No. 25"), and its related interpretations, for stock options. Under APB No. 25, compensation expense is recognized based upon the difference, if any, at the measurement date between the market value of the stock and the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

        The following table presents a reconciliation of the Company's actual net income to its pro forma net income had compensation expense for the 1996 Plan been determined using the compensation measurement principles of SFAS No. 123:

	Fiscal Year Ended
	February 1, 2003	March 2, 2002(1)	March 3, 2001(1)
Net Income:
As reported	$9,357	$1,800	$13,238
Impact of applying SFAS 123	(825)	(1,183)	(1,220)

Pro forma	$8,532	$617	$12,018

Net income per share:
As reported — Basic	$0.39	$0.08	$0.56
Pro forma — Basic	$0.36	$0.03	$0.51
As reported — Diluted	$0.39	$0.07	$0.54
Pro forma — Diluted	$0.35	$0.03	$0.49

(1)
The pro forma impacts on net income and net income per share for the fiscal years ended March 2, 2002 and March 3, 2001 reflect an adjustment for certain fully vested shares that were included in the calculation.

        The above effects of applying SFAS No. 123 are not indicative of future amounts. Additional awards in future years are anticipated.

        In calculating the preceding, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Fiscal Year Ended
	February 1, 2003	March 2, 2002	March 3, 2001
Risk free interest rate	3.7%	4.2%	5.6%
Expected volatility	86.8%	85.8%	80.8%
Expected life (in years)	4	4	4
Expected dividends	None	None	None

Fair Value of Financial Instruments

        The Company's financial instruments primarily consist of cash and cash equivalents, receivables and payables and loans to executives for which the carrying amounts materially approximate their fair values.

Accounting for Rebates Given by Vendors

        The Company accounts for rebates received from its merchandise vendors as an adjustment to the prices of the vendor's products. This adjustment is characterized as a reduction of the carrying amount of our inventory and, when sold, as cost of sales. The Company recorded rebates from merchandise vendors of $2.0 million, $0.8 million and $0.3 million in fiscal 2002, 2001 and 2000, respectively.

Accounting for Revenue Arrangements with Multiple Deliverables

        The Company periodically offers its customers coupons that entitle them to receive a specified dollar amount off of future purchases. The customers are required to meet certain purchasing criteria in order to receive the coupons. The Company accounts for this arrangement by deferring a proportional amount of revenue to the period that the coupon is expected to be redeemed. The Company had balances in deferred revenue related to coupon arrangements of $1.0 million at February 1, 2003 and $0.0 million at March 2, 2002 and March 3, 2001, respectively.

Recently Adopted Accounting Standards

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested for impairment, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142 effective March 3, 2002 for its fiscal 2002 consolidated financial statements with no material impact.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes." The Company adopted SFAS No. 144 effective March 3, 2002 for its fiscal 2002 consolidated financial statements with no material impact.

        In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123" ("SFAS No. 148"). This Statement amends FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of SFAS No. 148 for its fiscal 2002 consolidated financial statements. However, the Company, at this time, does not intend to change to the fair value based method of accounting for stock-based employee compensation.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." The primary objectives of FIN 46 are to provide guidance on the identification of, and financial reporting for, entities for which control is achieved through means other than through voting rights; such entities are known as variable-interest entities ("VIEs"). FIN 46 is effective for VIEs which are created after January 31, 2003 and for all VIEs for the first fiscal year or interim period beginning after June 15, 2003. The Company has evaluated the provisions of FIN 46 and determined that this interpretation will have no material effect on its consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company will adopt SFAS No. 143, as required, effective February 2, 2003 for its fiscal 2003 consolidated financial statements. Management currently believes that adoption of SFAS No. 143 will not have a material impact on the Company's consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions and by making technical corrections to existing pronouncements. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13 for transactions occurring after May 15, 2002 in its consolidated financial statements for the fiscal 2002 first quarter with no material impact. The Company will adopt all other provisions of SFAS No. 145, as required, effective February 2, 2003 for its fiscal 2003 consolidated financial statements. Management currently believes that adoption of SFAS No. 145 will not have a material impact on the Company's consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF No. 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and initially measured at fair value. EITF No. 94-3 required that a liability for an exit cost (as defined in EITF No. 94-3) was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company would be impacted by SFAS No. 146 only if it were to commit to a plan for an exit or disposal activity. Currently, the Company has not committed to a plan for an exit or disposal activity.

3.    Fiscal Year Change

        On December 16, 2002, the Company's board of directors approved a change in the Company's fiscal year end from the Saturday nearest February 28th to the Saturday nearest January 31st, effective in 2003. The Company made this decision to align its reporting schedule with the majority of other national retail companies. The table below summarizes selected unaudited financial data for the 11-months ended February 2, 2002.

February 2, 2002
(unaudited)
Net sales	$435,741
Cost of sales	254,554

Gross profit	181,187
Selling, general and administrative expenses	176,285

Income from operations	4,902
Interest, net, and other	465

Income before provision for income taxes	5,367
Provision for income taxes	2,079

Net income	$3,288

Net income per share — basic	$0.14

Net income per share — diluted	$0.13

4.    Receivables

      Receivables consist of the following:

	February 1, 2003	March 2, 2002
	(in thousands)
Trade	$4,469	$2,640
Tenant improvement	1,031	1,428
Customer list rental	549	530
Other	63	329

	$6,112	$4,927

        The Company evaluates the credit risk associated with its receivables. At February 1, 2003 and March 2, 2002 no reserve was recorded.

5.    Property and Equipment, net

        Property and equipment, net, consists of the following:

	February 1, 2003	March 2, 2002
	(in thousands)
Land	$152	$152
Building and land improvements	15,934	15,731
Leasehold improvements	53,601	41,087
Furniture and fixtures	13,406	10,054
Technology hardware and software	43,761	41,188
Machinery and equipment	7,852	7,453
Construction in progress	284	3,776

	134,990	119,441
Less: accumulated depreciation and amortization	(53,776)	(41,159)

	$81,214	$78,282

        Construction in progress is primarily comprised of leasehold improvement costs and furniture and fixtures related to new, unopened retail stores. The Company had a balance of construction costs incurred for which a liability was established of $0.4 million and $1.4 million at February 1, 2003 and March 2, 2002, respectively.

6.    Accrued Liabilities

        Accrued liabilities consist of the following:

	February 1, 2003	March 2, 2002
	(in thousands)
Accrued payroll, related taxes and benefits	$5,077	$4,150
Gift certificate liability	4,711	2,936
Other	4,610	2,467
Accrued sales returns	4,521	7,408

	$18,919	$16,961

7.    Revolving Line of Credit

      The Company was party to an agreement with a consortium of banks that provided it with an $80.0 million unsecured revolving credit facility (with a sub-limit of $10.0 million for letters of credit) and a term standby letter of credit of $1.1 million. The credit facility had a maturity date of July 31, 2003. However, the Company entered into a new credit agreement (the Agreement) with a consortium of banks effective March 5, 2003, that provides it with a $60.0 million unsecured revolving credit facility (with a sub-limit of $20.0 million for letters of credit and a $5.0 million sub-limit for same day advances) and a term standby letter of credit of $1.1 million. The interest rate under the agreement is LIBOR Rate [i.e., LIBOR divided by one minus the Reserve Requirement, increased or decreased by a margin based upon the Company's then leverage ratio, as defined in the Agreement]. The agreement provides that the Company must satisfy certain specified EBITDA (Earnings Before Interest Taxes Depreciation and Amortization), EBITDAR (i.e., EBITDA before rental/lease expenses), fixed charge coverage ratio, leverage ratio, current ratio and minimum net worth requirements, as defined in the Agreement. The Agreement also places restrictions on the Company's ability to, among other things, sell assets, participate in mergers, incur debt, pay dividends, and make investments or guarantees. The credit facility has a maturity date of March 5, 2006. The Company incurred commitment fees of $213,000, $216,000, and $114,000 in fiscal 2002, 2001 and 2000, respectively.

        The Company had $0.7 million in outstanding letters of credit at both February 1, 2003 and March 2, 2002.

8.    Income Taxes

        The Company's deferred tax assets and liabilities, representing the tax effects of temporary differences, are as follows:

	February 1, 2003		March 2, 2002
	Current	Noncurrent	Current	Noncurrent
	(in thousands)
Deferred tax assets:
Inventories	$1,451	$—	$1,293	$—
Accrued sales returns	1,790	—	2,934	—
Accrued employee benefits	649	—	831	—
Tenant improvement	—	4,602	—	—
Other	850	—	269	—

Total deferred tax assets	$4,740	$4,602	$5,327	$—

Deferred tax liabilities:
Prepaid and deferred catalog costs	$(2,825)	$—	$(3,077)	$—
Tax basis depreciation	—	(6,233)	—	(3,794)

Total deferred tax liabilities	$(2,825)	$(6,233)	$(3,077)	$(3,794)

Net deferred tax assets (liabilities)	$1,915	$(1,631)	$2,250	$(3,794)

        The Company's income tax provision includes the following:

	Fiscal Year Ended
	February 1, 2003	March 2, 2002	March 3, 2001
	(in thousands)
Current income tax provision:
Federal	$6,912	$1,223	$5,452
State	1,166	166	717
Deferred income tax provision (benefit):
Federal	(1,502)	(220)	1,940
State	(327)	(29)	255

	$6,249	$1,140	$8,364

        Reconciliations of the statutory U.S. federal income tax rates to the Company's effective income tax rates are as follows:

	Fiscal Year Ended
	February 1, 2003	March 2, 2002	March 3, 2001
Statutory income tax rate	35.0%	34.0%	35.0%
State income taxes, net of federal benefit	5.0%	4.8%	3.7%

	40.0%	38.8%	38.7%

        The Company received investment tax credits from the States of West Virginia and Idaho, which are reflected in the state income taxes, net of federal benefit line item of the foregoing reconciliation. The West Virginia tax credits, which are available through 2012, subject to annual limitations of 80% of the Company's West Virginia income tax liability, are recognized by the Company in the year in which they are used. The Company utilized $129,000, $42,000 and $182,000 of these investment tax credits to offset its West Virginia income tax liability during fiscal 2002, 2001 and 2000, respectively. The Idaho tax credits are limited to 50% of the current year's state income tax liability. The Company utilized $119,000, $40,000 and $119,000 of the Idaho tax credits to offset its Idaho state income tax liability during fiscal 2002, 2001 and 2000, respectively.

9.    Treasury Stock

        On March 31, 2001, the Company's Board of Directors approved a stock repurchase program pursuant to which the Company was authorized to repurchase in the open market up to 300,000 outstanding shares of its common stock to be held in treasury. During fiscal 2001, the Company repurchased 209,100 common shares at an average market price of $22.55 per share. The 209,100 common shares repurchased were not impacted by the two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Company's board of directors on December 19, 2002 and August 4, 2003. The Company currently does not anticipate any additional share repurchases.

10.    Net Income Per Share

        The following is a reconciliation of net income and the number of common shares used in the computations of net income per basic and diluted common share:

	Fiscal Year Ended
	February 1, 2003	March 2, 2002	March 3, 2001
	(in thousands)
Net income	$9,357	$1,800	$13,238

Average shares outstanding used to determine net income per basic common share(2)	23,898	23,832	23,619
Net effect of dilutive stock options based on the treasury stock method using average market price(1)(2)	200	491	888

Average shares used to determine net income per diluted common share(2)	24,098	24,323	24,507

(1)
Anti-dilutive stock options excluded from the above computations were 1,014, 719 and 482 for fiscal 2002, 2001 and 2000, respectively.

(2)
The common shares outstanding and dilutive and anti-dilutive share amounts for fiscal year 2002, 2001 and 2000 have been adjusted to reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Board of Directors on December 19, 2002 and August 4, 2003.

11.    1996 Stock Option/Stock Issuance Plan

      The Company's 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") was adopted by the Board of Directors and approved by a majority of stockholders on March 4, 1996. The total number of shares authorized for issuance under the 1996 Plan is 4,189,157 common shares. The 1996 Plan will terminate on March 3, 2006, unless sooner terminated by the Board of Directors.

        The 1996 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals, including officers and key employees, non-employee directors and consultants, and other independent advisors, may, at the discretion of the Plan Administrator, be granted options to purchase shares of the Company's common stock at an exercise price not less than 85% of the then fair market value of the Company's common stock for non-statutory options and 100% of the then fair market value of the Company's common stock for incentive options, (ii) the Stock Issuance Program under which such individuals may, at the Plan Administrator's discretion, be directly sold or issued, as a bonus tied to the performance of services and/or achievement of performance goals, shares of the Company's common stock at a price not less than 100% of the then fair market value and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee members of the Board of Directors to purchase shares of the Company's common stock at an exercise price equal to 100% of the then fair market value on the date of grant.

        Under the Discretionary Option Grant Program component of the 1996 Plan, employees have been granted options which remain outstanding at February 1, 2003 to purchase 1,541,886 shares of the Company's common stock. Under the Automatic Option Grant Program component of the 1996 Plan, non-employee members of the Board of Directors have been granted options which remain outstanding at March 2, 2002 to purchase 240,573 shares of the Company's common stock. Options granted under the Discretionary Option Grant Program to employees vest and become exercisable on a pro rata basis over either four or five years, as specified. The initial and subsequent annual allotments of options granted under the Automatic Option Grant Program to non-employee members of the Board of Directors are immediately exercisable and vest on a pro rata basis over three years and one year, respectively. The options expire ten years from date of issue under the Discretionary Option Grant Program, subject to earlier expiration for vested options not exercised following termination of employment, and have a maximum term of ten years under the Automatic Option Grant Program, subject to earlier expiration for vested options not exercised two years following the optionee's cessation of Board service.

        A summary of the status of the Company's stock options as of February 1, 2003, March 2, 2002 and March 3, 2001 and the changes during the fiscal years then ended, is presented below:

	February 1, 2003
	Options	Exercise Price	Weighted Average Exercise Price
Outstanding at beginning of period	2,093,876	$2.93 - 18.45	$8.83
Granted	101,250	6.75 - 10.85	10.16
Exercised	(205,857)	2.93 - 10.19	5.56
Forfeited	(206,810)	2.93 - 18.45	8.74

Outstanding at end of period	1,782,459	$2.93 - 18.45	$9.11

Exercisable	1,148,499	$2.93 - 18.45	$8.94

	March 2, 2002
	Options	Exercise Price	Weighted Average Exercise Price
Outstanding at beginning of period	2,243,912	$2.93 - 18.45	$8.34
Granted	311,064	7.29 - 12.19	9.81
Exercised	(248,968)	2.93 - 8.89	5.11
Forfeited	(212,132)	5.11 - 18.45	9.45

Outstanding at end of period	2,093,876	$2.93 - 18.45	$8.83

Exercisable	1,195,056	$2.93 - 18.45	$8.75

	March 3, 2001
	Options	Exercise Price	Weighted Average Exercise Price
Outstanding at beginning of period	2,639,648	$2.93 - 18.45	$7.11
Granted	549,225	7.55 - 17.28	10.75
Exercised	(760,454)	2.93 - 13.78	5.15
Forfeited	(184,508)	4.47 - 18.45	10.51

Outstanding at end of period	2,243,912	$2.93 - 18.45	$8.34

Exercisable	1,104,141	$2.93 - 18.45	$7.89

        The following table provides summarized information about stock options outstanding at February 1, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$00.00 — $3.33	52,916	3.1	$2.93	52,916	$2.93
$3.34 — $6.66	347,966	5.9	5.63	275,606	5.61
$6.67 — $9.99	676,829	6.6	7.65	388,650	7.33
$10.00 — $13.33	450,889	7.8	11.57	214,662	11.70
$13.34 — $16.66	200,534	5.6	13.87	168,066	13.88
$16.67 — $19.99	53,325	5.5	17.85	48,600	17.90

12.    Employee Stock Purchase Plan

      The Company's Employee Stock Purchase Plan (the "ESPP") was adopted by the Board of Directors and approved by a majority of stockholders on January 28, 1996. Under the ESPP, eligible employees may purchase shares of the Company's common stock at six-month intervals at the lesser of 85% of the fair market value on (i) the respective employee's enrollment date or (ii) the last day of each six-month purchase interval. The maximum number of shares that an employee may purchase on any one purchase date may not exceed 2,250 shares. The Company's employees purchased 45,000, 36,000 and 28,500 shares during fiscal 2002, 2001 and 2000, respectively. The average share price for these purchases was $5.81, $6.57, and $5.31 for fiscal 2002, 2001 and 2000, respectively.

13.    Retirement Plan, Incentive Based Compensation and Executive Loan Program

        Effective October 1, 1988, and as amended from time to time, the Company adopted a tax-qualified employee savings, retirement and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") under which eligible employees may elect to defer a portion of their current compensation, up to certain statutorily prescribed annual limits, and make corresponding periodic contributions into the 401(k) Plan. Contributions to the 401(k) Plan, as well as any income earned thereon, are not taxable to the employee until withdrawn from the 401(k) Plan. All employees twenty-one years of age and older with 1,000 hours of service who have been employed by the Company for at least one year are eligible to participate in the 401(k) Plan. The Company matches a certain percentage of the employees' overall contribution and may make a discretionary profit sharing contribution based on the overall profitability of the Company. The Company recognized contribution expense of $701,000, $431,000 and $885,000 for fiscal 2002, 2001 and 2000, respectively.

        Prior to the enactment of the Sarbanes-Oxley Act ("the Act"), the Company maintained an Executive Loan Program under which the Company made, at its sole discretion and with prior approvals from the Chief Executive Officer and the Board of Directors' Compensation Committee, secured long-term loans to key executives other than the Company's founders, Dennis and Ann Pence. Each loan is secured by the executive's personal net assets, inclusive of all vested stock options in the Company, bears interest at three percent per annum, and becomes due and payable on the earlier of (i) the date ten days before the date on which the vested stock options serving as partial security expire or (ii) ninety days from the date on which the executive's employment with the Company terminates for any reason. Outstanding loans were $0.5 million and $0.8 million at February 1, 2003 and March 2, 2002, respectively. None of the loans outstanding prior to enactment of the Act have had any of their terms modified.

        During fiscal 2000 and 2001, the Compensation Committee of the Company's Board of Directors authorized compensation bonus pools totaling $250,000 and $75,000, respectively, as additional incentives to retain certain designated key employees. The Company is accruing the related compensation expense to each designated key employee on a straight-line basis over a twenty-four month period based on specified performance criteria. On March 25, 2002, $200,000 of the $250,000 compensation bonus pool was considered earned and subsequently paid in full. On September 25, 2002, the remaining $50,000 of the $250,000 compensation bonus pool was considered earned and subsequently paid in full. The balance in the remaining pool will be payable provided certain specified performance criteria are met over the preceding 24-month period.

        On March 15, 2002, the Compensation Committee of the Board of Directors authorized retention compensation incentive agreements for two designated key employees in the aggregate amount of $900,000. On September 1, 2002, the Compensation Committee of the Board of Directors amended the agreements for the two previously designated key employees and authorized one additional key employee to receive a retention compensation incentive. Currently, the aggregate amount of the three agreements is $1,875,000. The Company accrued the compensation expense related to the original aggregate amount of $900,000 on a straight-line basis through September 1, 2002, with $352,000 being amortized during fiscal 2002. Of the original aggregate amount of $900,000 and the additional amount of $975,000, $1,523,000 remains unamortized and will be accrued to compensation expense on a straight-line basis over the re-established thirty-six month retention period based on specified performance criteria and the current expectation that the specified performance criteria will be met.

14.    Arrangements with Principal Shareholders

        In light of the Company not achieving its financial goals for fiscal 2001, the Company's principal shareholders, Dennis and Ann Pence, declined to accept any salaries for their executive management services from the beginning of fiscal 2002 through September 26, 2002 and through September 1, 2002, respectively. As required by generally accepted accounting principles in the United States, the Company imputed on a straight-line basis into its consolidated SG&A expenses fair market value salaries for Mr. and Mrs. Pence for these periods with corresponding offsetting credits to its consolidated additional paid-in capital. During the fiscal 2002 first quarter the imputed salaries were equivalent to Mr. and Mrs. Pence's respective $300,000 salaries for fiscal 2001. However, based on diminished participation by Mr. and Mrs. Pence during the fiscal 2002 second quarter, the imputed salaries were reduced to one-half of Mr. Pence's and one-quarter of Mrs. Pence's fiscal 2001 salaries. During the fiscal 2002 third quarter, Mr. Pence's imputed salary expense continued at one-half of his fiscal 2001 salary through September 26, 2002 after which date Mr. Pence began receiving cash remuneration for his executive management services. Effective September 1, 2002, Mrs. Pence retired from her position as the Company's Executive Creative Director. Accordingly, no salary expense related to Mrs. Pence's contributed services was imputed during the fiscal 2002 third or fourth quarters.

        Dennis and Ann Pence personally participate in a jet timeshare program. For flights by them and other corporate executives made exclusively for official corporate purposes, the Company reimburses Mr. and Mrs. Pence for (i) a usage based pro rata portion of the financing costs, (ii) a usage based pro rata portion of monthly maintenance fees, and (iii) actual hourly usage fees. Aggregate expense reimbursements totaled $725,000 and $278,000 for fiscal 2002 and 2001, respectively.

15.    Commitments

        The Company leases its East Coast Distribution Center, Coeur d'Alene, Idaho Call Center, retail and outlet store space as well as certain other property and equipment under operating leases. Certain lease agreements are noncancellable with aggregate minimum lease payment requirements, contain escalation clauses and renewal options, and set forth incremental rental payments based on store sales above specified minimums ("contingent rental payments"). The Company incurred aggregate rent expense under its operating leases of $15,152,000, $9,837,000 and $7,223,000 including contingent rent expense of $82,000, $44,000 and $237,000 for fiscal 2002, 2001 and 2000, respectively.

        As of February 1, 2003 the Company's minimum lease payment requirements, excluding contingent rental payments, are as follows (in thousands):

Fiscal 2003	$15,922
Fiscal 2004	16,443
Fiscal 2005	16,128
Fiscal 2006	16,031
Fiscal 2007	15,471
Thereafter	77,743

Total	$157,738

        Subsequent to February 1, 2003, the Company entered into additional retail leases with minimum lease payment requirements, excluding contingent rental payments, as follows (in thousands):

Fiscal 2003	$398
Fiscal 2004	616
Fiscal 2005	616
Fiscal 2006	616
Fiscal 2007	616
Thereafter	2,433

Total	$5,295

        Additionally, the Company had inventory purchase commitments of approximately $84.0 million and $52.0 million at February 1, 2003 and March 2, 2002, respectively.

16.    Contingencies

        The Company and its subsidiaries are periodically involved in litigation and administrative proceedings primarily arising in the normal course of its business. In particular, during fiscal 2002, the Company recorded costs of approximately $0.9 million associated with settling a dispute with a former merchandise vendor. In the opinion of management, the Company's gross liability, if any, and without any consideration given to the availability of insurance or other indemnification, under any pending litigation or administrative proceedings, except for the aforementioned settled litigation, would not materially affect its consolidated financial position, results of operations or cash flows.

        The Company collects sales taxes from customers transacting purchases in states in which the Company has physically based some portion of its retailing business. The Company also pays applicable corporate income, franchise and other taxes, to states in which retail or outlet stores are physically located. Upon entering a new state, the Company accrues and remits the applicable taxes. In addition, the Company accrues use taxes on catalogs mailed to states where the Company has a presence. For many states, the language related to this tax and the costs to which it applies are ambiguous. The Company has accrued for these taxes based on its current interpretation of the tax code as written. Failure to properly determine or to timely remit these taxes may result in additional interest and related penalties being assessed. Various states have attempted to collect back sales and use taxes from direct marketers whose only contacts with the taxing state are solicitations through the mail or the Internet, and whose subsequent delivery of purchased goods is by mail or interstate common carriers. The United States Supreme Court has held that these states, absent congressional legislation, may not impose tax collection obligations on an out-of-state mail order or Internet company. The Company anticipates that any legislative changes regarding direct marketers, if adopted, would be applied only on a prospective basis.

17.    Segment Reporting

        The Company's executive management, being its chief operating decision makers, work together to allocate resources to and assess the performance of the Company's business. During the Company's fiscal 2001 fourth quarter, with the most recent phase of its retail store expansion in place and certain new enabling management information systems operational, the Company's executive management no longer viewed and managed the Company collectively, but instead as two distinct operating segments, Direct and Retail. The Company's Retail Segment consists of its full-line retail stores, resort stores and outlet stores. The Company's Direct Segment consists of its catalog and Internet-based e-commerce businesses. Beginning in the quarter ended May 3, 2003, we reclassified our outlet stores and phone and Internet orders that originate in our retail stores from our Direct Segment to our Retail Segment, to reflect the manner in which these segments are currently managed. We have reclassified prior period financial statements on a consistent basis for fiscal years 2002, 2001 and 2000.

        The Company's executive management assesses the performance of each operating segment based on an "operating contribution" measure, being net sales less merchandise acquisition costs and certain directly identifiable and allocable operating costs, as described below. For the Direct operating segment, these operating costs primarily consist of catalog development, production, and circulation costs, e-commerce advertising costs and order processing costs. For the Retail operating segment, these operating costs primarily consist of store selling and occupancy costs. Operating contribution less corporate and other expenses is equal to income before interest and taxes. Corporate and other expenses consist of unallocated shared-service costs and general and administrative expenses. Unallocated shared-service costs include receiving, distribution and storage costs, merchandising and quality assurance costs as well as corporate occupancy costs. General and administrative expenses include costs associated with general corporate management and shared departmental services (e.g., finance, accounting, data processing and human resources).

        Operating segment assets are those directly used in or clearly allocable to an operating segment's operations. For the Direct operating segment, these assets primarily include inventory and prepaid and deferred catalog costs. For the Retail operating segment, these assets primarily include inventory, fixtures and leasehold improvements. Corporate and other assets include corporate headquarters, merchandise distribution and shared technology infrastructure as well as corporate cash and cash equivalents and prepaid expenses. Operating segment depreciation and amortization and capital expenditures are correspondingly allocated to each operating segment. Corporate and other depreciation and amortization and capital expenditures are related to corporate headquarters, merchandise distribution, and technology infrastructure.

        The following tables provide certain financial data for the Company's Direct and Retail operating segments as well as reconciliations to the Company's consolidated financial statements. The accounting policies of the operating segments are the same as those described in Note 2 — Significant Accounting Policies.

	Fiscal Years Ended
	(11-months)	(12-months)
	February 1, 2003	March 2, 2002	March 3, 2001
	(in thousands)
Net sales(1):
Direct(2)	$344,995	$387,921	$413,122
Retail	128,177	76,103	45,323

Consolidated net sales	$473,172	$464,024	$458,445

Operating contribution:
Direct	$52,134	$52,426	$67,730
Retail	8,292	(6,047)	(2,603)

Total operating contribution	60,426	46,379	65,127
Corporate and other	(44,990)	(43,922)	(44,639)

Consolidated income from operations	$15,436	$2,457	$20,488

Depreciation and amortization:
Direct	$2,089	$2,799	$1,620
Retail	5,880	3,086	1,268
Corporate and other	6,068	6,761	6,539

Consolidated depreciation and amortization	$14,037	$12,646	$9,427

Total assets(3):
Direct	$43,144	$49,891
Retail	73,182	64,240
Corporate and other assets	71,321	55,116

Consolidated total assets	$187,647	$169,247

Capital expenditures(3):
Direct	$263	$2,162
Retail	15,552	26,581
Corporate and other	2,263	6,553

Consolidated capital expenditures	$18,078	$35,296

(1)
There have been no inter-segment sales during the reported fiscal years.

(2)
During the fourth quarter of fiscal 2001, management decided to eliminate the Company's stand-alone Home catalog. The Company ceased mailing Home catalogs at the end of the fiscal 2002 second quarter. Net sales for the Home catalog were $6.2 million, $17.0 million and $15.2 million for fiscal 2002, 2001 and 2000, respectively.

(3)
Due to information systems limitations, the Company does not have the ability to break out the capital expenditure and total asset information by segment for the fiscal year ended March 3, 2001.

        The Company's products are principally marketed to individuals within the United States. Net sales realized from other geographic markets, primarily Canada and Japan, have collectively been less than 5% of consolidated net sales in each reported period. No single customer accounts for ten percent or more of consolidated net sales. Apparel sales have constituted approximately three-quarters of the Company's consolidated net sales during fiscal 2002, 2001 and 2000, with sales of jewelry, footwear, gift items and home merchandise constituting the respective balances.

18.    Quarterly Results of Operations (unaudited)

        The following tables contain selected quarterly consolidated financial data for fiscal 2002 and fiscal 2001 that has been prepared on the same basis as the accompanying audited consolidated financial statements and includes all adjustments necessary to present fairly, in all material respects, the information set forth therein on a consistent basis.

	Fiscal 2002
	First Quarter (3-months)	Second Quarter (3-months)	Third Quarter (3-months)	Fourth Quarter (2-months)
	(in thousands, except for per share data)
Net sales	$112,027	$92,794	$153,802	$114,548
Cost of sales	63,035	56,730	88,414	76,225
Gross profit	48,992	36,064	65,388	38,323
Selling, general and administrative expenses	44,322	37,085	55,987	35,937
Income (loss) from operations	4,670	(1,021)	9,401	2,386
Provision for (benefit from) income taxes	1,931	(378)	3,735	962
Net income (loss)	$2,772	$(650)	$5,723	$1,512
Net income (loss) per share — basic	$0.11	$(0.03)	$0.24	$0.06
Net income (loss) per share — diluted	$0.11	$(0.03)	$0.24	$0.06
	Fiscal 2001
	First Quarter (3-months)	Second Quarter (3-months)	Third Quarter (3-months)	Fourth Quarter (3-months)
	(in thousands, except for per share data)
Net sales	$112,868	$92,848	$141,707	$116,601
Cost of sales	63,316	53,686	79,404	76,260
Gross profit	49,552	39,162	62,303	40,341
Selling, general and administrative expenses	47,413	37,177	59,832	44,479
Income (loss) from operations	2,139	1,985	2,471	(4,138)
Provision for (benefit from) income taxes	869	819	999	(1,547)
Net income (loss)	$1,377	$1,296	$1,578	$(2,451)
Net income (loss) per share — basic	$0.06	$0.05	$0.07	$(0.10)
Net income (loss) per share — diluted	$0.06	$0.05	$0.07	$(0.10)

Note: The aggregate of certain of the above quarterly amounts may differ from that reported for the full fiscal year due to the effects of rounding.

PART I. FINANCIAL INFORMATION

Item 1. CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

COLDWATER CREEK INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands, except for share data)

	November 1, 2003	February 1, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,682	$26,630
Receivables	13,224	6,112
Inventories	78,730	59,686
Prepaid and other	6,136	4,409
Prepaid and deferred catalog costs	11,130	7,133
Income taxes receivable	5,728	—
Deferred income taxes	—	1,915

Total current assets	132,630	105,885
Property and equipment, net	93,003	81,214
Other	508	548

Total assets	$226,141	$187,647

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	64,982	44,599
Accrued liabilities	24,108	20,271
Income taxes payable	—	3,650

Total current liabilities	89,090	68,520
Deferred income taxes	4,583	1,631
Deferred rents	19,155	11,533

Total liabilities	112,828	81,684

Commitments and contingencies
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 60,000,000 shares authorized, 24,155,575 and 24,173,117 shares issued, respectively	242	242
Additional paid-in capital	47,827	51,286
Treasury shares, at cost, 0 and 209,100 shares, respectively	—	(4,715)
Retained earnings	65,244	59,150

Total stockholders' equity	113,313	105,963

Total liabilities and stockholders' equity	$226,141	$187,647

The accompanying notes are an integral part of these financial statements

COLDWATER CREEK INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands except for per share)

	Three Months Ended		Nine Months Ended
	November 1, 2003	November 2, 2002	November 1, 2003	November 2, 2002
Statements of Operations:
Net sales	$138,152	$128,830	$350,010	$327,215
Cost of sales	81,214	73,639	213,273	191,674

Gross profit	56,938	55,191	136,737	135,541
Selling, general and administrative expenses	47,993	47,299	126,874	128,721

Income from operations	8,945	7,892	9,863	6,820
Interest, net, and other(a)	(14)	(99)	(126)	(46)

Income before income taxes	8,931	7,793	9,737	6,774
Income tax provision	3,328	2,961	3,643	2,663

Net income	$5,603	$4,832	$6,094	$4,111

Net income per share—Basic	$0.23	$0.20	$0.25	$0.17

Weighted average shares outstanding—Basic	24,129	23,929	24,044	23,832
Net income per share—Diluted	$0.23	$0.20	$0.25	$0.17

Weighted average shares outstanding—Diluted	24,553	24,011	24,309	24,056

(a)
Consists primarily of interest income.

The accompanying notes are an integral part of these financial statements

COLDWATER CREEK INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

	Nine Months Ended
	November 1, 2003	November 2, 2002
OPERATING ACTIVITIES:
Net income	$6,094	$4,111
Non cash items:
Depreciation and amortization	12,478	11,330
Deferred rent amortization	(860)	(246)
Deferred income taxes	4,890	924
Tax benefit from exercises of stock options	271	281
Other	66	389
Net change in current assets and liabilities:
Receivables	(7,112)	800
Inventories	(19,044)	(21,622)
Prepaid and other	(1,470)	(561)
Prepaid and deferred catalog costs	(3,997)	(11,082)
Accounts payable	20,383	22,731
Accrued liabilities	1,298	4,317
Current income taxes	(9,378)	263
Deferred rents	9,668	4,383

Net cash provided by operating activities	13,287	16,018

INVESTING ACTIVITIES:
Purchase of property and equipment	(22,762)	(17,250)
Repayments of executive loans	200	437

Net cash used in investing activities	(22,562)	(16,813)

FINANCING ACTIVITIES:
Net proceeds from exercises of stock options	844	905
Other financing costs	(517)	(53)

Net cash provided by financing activities	327	852

Net (decrease) increase in cash and cash equivalents	(8,948)	57
Cash and cash equivalents, beginning	26,630	1,364

Cash and cash equivalents, ending	$17,682	$1,421

NON-CASH FINANCING ACTIVITIES
Issuance of shares under employee stock purchase plan	$141	$—
Retirement of treasury shares	4,715	—
SUPPLEMENTAL CASH FLOW DATA:
Cash paid for income taxes	$9,526	$977

The accompanying notes are an integral part of these financial statements

COLDWATER CREEK INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.     Interim Consolidated Financial Statements

Nature of Business and Organizational Structure

        Coldwater Creek Inc., together with its wholly-owned subsidiaries (the "Company"), a Delaware corporation headquartered in Sandpoint, Idaho, is a multi-sales channel, specialty retailer of women's apparel, accessories, jewelry and gift items. The Company operates in two reportable segments, Retail and Direct. The Company's Retail Segment consists of its full-line retail stores, resort stores and outlet stores. The Company's Direct Segment consists of its catalog and Internet-based e-commerce businesses.

        The Company has three wholly-owned subsidiaries. Two of these subsidiaries currently have no substantive assets, liabilities, revenues or expenses. The third subsidiary, Aspenwood Advertising, Inc., produces, designs and distributes catalogs and other advertising materials used in Coldwater Creek's business.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Fiscal Periods

        References to a fiscal year refer to the calendar year in which the fiscal year begins. Historically, the Company's fiscal year ended on the Saturday nearest February 28. However, on December 16, 2002, the Company's board of directors approved a change in the Company's fiscal year end from the Saturday nearest February 28 to the Saturday nearest January 31, effective in 2003. The last day of fiscal year 2002, therefore, was February 1, 2003.

        The Company's floating fiscal year-end typically results in 13-week fiscal quarters and a 52-week fiscal year, but will occasionally give rise to an additional week resulting in a 14-week fiscal fourth quarter and a 53-week fiscal year. References to three-month periods, or fiscal quarters, refer to the 13 weeks ended on the date indicated. References to nine-month periods, or to fiscal first nine months, refer to the 39 weeks ended on the date indicated.

Preparation of Interim Consolidated Financial Statements

        The Company's interim consolidated financial statements have been prepared by the management of Coldwater Creek pursuant to the rules and regulations of the Securities and Exchange Commission. These consolidated financial statements have not been audited. In the opinion of management, these consolidated financial statements contain all adjustments necessary to fairly present the Company's consolidated financial position, results of operations and cash flows for the periods presented. The adjustments consist solely of normal recurring adjustments. Certain information and note disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These statements should be read in conjunction with the audited consolidated financial statements, and related notes, included in the Company's most recent Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

        The Company's consolidated financial position, results of operations and cash flows for these interim periods are not necessarily indicative of the financial position, results of operations or cash flows to be realized in future periods.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect:

    •
    the reported amounts and timing of revenue and expenses;

    •
    the reported amounts and classification of assets and liabilities; and

    •
    the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary from management's estimates and assumptions.

Reclassifications and Stock Dividends

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

        During the fiscal 2003 first quarter, the Company reclassified its outlet store business and revenue from phone and Internet orders that originate in retail stores from its Direct Segment to its Retail Segment. The Company made these reclassifications to reflect the manner in which its segments are currently managed. The Company has reclassified prior period financial statements on a consistent basis for all periods presented. These reclassifications had no impact on the Company's consolidated net sales, net income, retained earnings or cash flows for any period.

        Additionally, the common stock outstanding, retained earnings and net income per share amounts for all periods presented reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Company's Board of Directors on December 19, 2002 and August 4, 2003.

Prepaid and Deferred Catalog Costs

        Catalog costs include all direct costs associated with the development, production and circulation of direct mail catalogs and are accumulated as prepaid catalog costs until such time as the related catalog is mailed. Once mailed, these costs are reclassified as deferred catalog costs and are amortized into selling, general and administrative ("SG&A") expenses over the expected sales realization cycle, typically several weeks. For the fiscal 2003 and fiscal 2002 third quarters, the Company's consolidated SG&A expenses include amortized catalog costs of $17.2 million and $20.8 million, respectively. For the fiscal 2003 and fiscal 2002 first nine months, the Company's consolidated SG&A expenses include amortized catalog costs of $45.6 million and $54.2 million, respectively.

Accounting for Stock Based Compensation

        As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has retained the compensation measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25"), and its related interpretations, for stock options. Under APB No. 25, compensation expense is recognized based on the difference, if any, at the measurement date between the market value of the stock and the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

        The following table presents a reconciliation of the Company's actual net income to its pro forma net income had compensation expense for the Company's 1996 Stock Option/Stock Issuance Plan been determined using the compensation measurement principles of SFAS No. 123 (in thousands except for per share data):

	Three Months Ended		Nine Months Ended
	Nov. 1, 2003	Nov. 2, 2002	Nov. 1, 2003	Nov. 2, 2002
Net Income:
As reported	$5,603	$4,832	$6,094	$4,111
Impact of applying SFAS 123	(205)	(212)	(581)	(611)

Pro forma	$5,398	$4,620	$5,513	$(3,500)

Net income per share:
As reported—Basic	$0.23	$0.20	$0.25	$0.17
Pro forma—Basic	0.22	0.19	0.23	0.14
As reported—Diluted	$0.23	$0.20	$0.25	$0.17
Pro forma—Diluted	0.22	0.19	0.23	0.14

        The above effects of applying SFAS No. 123 are not indicative of future amounts. Additional awards in future years are anticipated. In calculating the preceding, the fair value of each option granted during the third quarters and first nine months of fiscal 2003 and fiscal 2002 was estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Three Months Ended		Nine Months Ended
	Nov. 1, 2003	Nov. 2, 2002	Nov. 1, 2003	Nov. 2, 2002
Risk free interest rate	2.8%	2.8%	2.5%	3.7%
Expected volatility	79.3%	85.3%	78.8%	86.6%
Expected life (in years)	4	4	4	4
Expected dividends	None	None	None	None

Recent Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We adopted SFAS No. 143, effective February 2, 2003 for our fiscal 2003 consolidated financial statements with no material impact.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides for a single accounting model for assets to be disposed of, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. We adopted SFAS No. 144 for our fiscal 2003 consolidated financial statements with no material impact.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3,

"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF No. 94-3"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and initially measured at fair value. EITF No. 94-3 required that a liability for an exit cost (as defined in EITF No. 94-3) was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We would be impacted by SFAS No. 146 only if we were to commit to a plan for an exit or disposal activity. Currently, we have not committed to a plan for an exit or disposal activity.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" ("SFAS No. 148"). This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. In fiscal 2002, we adopted the disclosure requirements of SFAS No. 148. However, at this time, we do not intend to change to the fair value based method of accounting for stock-based employee compensation.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of, and financial reporting for, entities for which control is achieved through means other than through voting rights; such entities are known as variable-interest entities ("VIEs"). FIN 46 is effective for VIEs which are created after January 31, 2003 and for all VIEs for the first fiscal year or interim period beginning after December 15, 2003. We have evaluated the provisions of FIN 46 and believe that this interpretation will have no material effect on our consolidated financial statements.

2.     Receivables

        Receivables consist of the following:

	November 1, 2003	February 1, 2003
	(in thousands)
Trade	$7,395	$4,469
Tenant improvement	4,460	1,031
Customer list rental	780	549
Other	589	63

	$13,224	$6,112

        The Company evaluates the credit risk associated with its receivables. At November 1, 2003 and February 1, 2003, no allowance for doubtful receivables was deemed necessary.

3.     Accrued Liabilities

        Accrued liabilities consist of the following:

	November 1, 2003	February 1, 2003
	(in thousands)
Accrued sales returns	$4,952	$4,521
Accrued payroll, related taxes and benefits	6,303	5,077
Sales and use taxes	4,950	2,890
Gift certificate liability	3,573	4,711
Current portion of tenant allowance	2,537	1,352
Other	1,793	1,720

	$24,108	$20,271

4.     Executive Loan Program

        Before the Sarbanes-Oxley Act of 2002 (the "Act") was passed, the Company maintained an Executive Loan Program. Under this plan the Company made secured long-term loans to key executives other than the Company's founders, Dennis Pence and Ann Pence. Our Chief Executive Officer, President and Chief Financial Officer do not have loans under this program. The Company made these loans at its sole discretion and with prior approvals from the Chief Executive Officer and the Board of Directors' Compensation Committee. Each loan:

    •
    is secured by the executive's personal net assets, including all vested stock options in the Company;

    •
    bears interest at three percent per year; and

    •
    becomes due and payable on the earlier of:

    •
    the date ten days before the date on which the vested stock options expire; or

    •
    90 days from the date on which the executive's employment with the Company terminates for any reason.

        Outstanding loans were $0.3 million at November 1, 2003 and $0.5 million at February 1, 2003. These loan amounts are included in the Company's Other Asset account on its balance sheet. None of the loans outstanding prior to passing of the Act have had any of their terms modified.

5.     Deferred Compensation Program

        During fiscal 2001, 2002 and 2003, the Compensation Committee of the Company's Board of Directors authorized compensation bonus pools that, in aggregate, currently total $3.4 million. This amount includes two compensation agreements, totaling $0.2 million, authorized subsequent to November 1, 2003. These bonus pools serve as additional incentives to retain certain key employees. The Company is accruing the related compensation expense over the retention periods based on the assumption that the performance criteria specified in the agreements will be met. The total compensation, dates to be paid and retention periods are summarized as follows:

Description	Amount	Dates to be paid(1)
Five executive employees	$2,325,000	Sep-05
		Apr-06
Ten non-executive employees	805,000	Oct-05
		Apr-06
		Jul-07
Authorized subsequent to November 1, 2003:
One executive employee	$150,000	Feb-07
One non-executive employee	75,000	Feb-07
(1)
The amounts will be paid contingent upon the employee and the Company achieving the performance criteria specified in the agreements.

6.     Arrangements with Principal Shareholders

        In fiscal 2001, the Company did not meet its financial goals. In response, the Company's principal shareholders, Dennis Pence and Ann Pence, declined to accept any salaries from the beginning of fiscal 2002 through September 26, 2002 and through September 1, 2002, respectively. As required by accounting principles generally accepted in the United States of America, the Company imputed on a straight-line basis into its consolidated SG&A expenses the fair market value of salaries for Dennis Pence and Ann Pence for these periods with corresponding offsetting credits to its consolidated additional paid-in capital. During the third quarter of fiscal 2002, approximately $39,000 was imputed into the Company's consolidated SG&A expenses. During the first nine months of fiscal 2002, approximately $228,000 was imputed into the Company's consolidated SG&A expenses.

        Dennis Pence and Ann Pence personally participate in a jet timeshare program. For flights by them and other corporate executives made exclusively for official corporate purposes, the Company reimburses them for:

    •
    a usage based pro rata portion of the financing costs;

    •
    a usage based pro rata portion of monthly maintenance fees; and

    •
    actual hourly usage fees.

        Aggregate expense reimbursements totaled $303,000 and $91,000 for the third quarters of fiscal 2003 and 2002, respectively. Aggregate expense reimbursements totaled $643,000 and $645,000 for the first nine months of fiscal 2003 and 2002, respectively.

        On June 14, 2003, the Company's Board of Directors approved a charitable contribution of $100,000 to the Morning Light Foundation, Inc, a not-for-profit chartible organization. Dennis Pence, the Company's Chairman and Chief Executive Officer is the founder and a Board member of the Morning Light Foundation, Inc.

7.     Revolving Line of Credit

        On March 5, 2003, the Company entered into a credit agreement (the "Agreement") with a consortium of banks that provides it with a $60.0 million unsecured revolving line of credit. This line of credit has a $20.0 million sub-limit for letters of credit, a $5.0 million sub-limit for same day advances and a term standby letter of credit of $0.6 million. The interest rate under the Agreement is the London InterBank Offered Rate and is adjusted based on the Company's leverage ratio.

        The Agreement provides that the Company must satisfy certain specified EBITDA (Earnings Before Interest Taxes Depreciation and Amortization), EBITDAR (i.e., EBITDA before rental/lease expenses), fixed charge coverage ratio, leverage ratio, current ratio and minimum net worth requirements, as defined in the Agreement. The Agreement also places restrictions on the Company's ability to, among other things, sell assets, participate in mergers, incur debt, pay dividends, and make investments or guarantees. The Agreement has a maturity date of March 5, 2006. During the fiscal 2003 first quarter, the company incurred $0.5 million in financing costs associated with obtaining its new credit facility.

        The Company had $0.8 million and $0.7 in outstanding letters of credit for merchandise purchases at November 1, 2003 and February 1, 2003, respectively.

8.     Net Income Per Share

        The following is a reconciliation of net income (numerator) and the number of common shares (denominator) used in the computations of net income per basic and diluted common share (in thousands except for per share data):

	Three months ended		Nine months ended
	Nov. 1, 2003	Nov. 2, 2002	Nov. 1, 2003	Nov. 2, 2002
Net income	$5,603	$4,832	$6,094	$4,111

Shares used to determine net income per basic share(1)	24,129	23,929	24,044	23,832

Net effect of dilutive stock options(1)(2)	424	82	265	224

Shares used to determine net income per diluted share(1)	24,553	24,011	24,309	24,056

Earnings Per Share
Basic	$0.23	$0.20	$0.25	$0.17
Diluted	$0.23	$0.20	$0.25	$0.17
(1)
The common shares outstanding, dilutive and anti-dilutive share amounts reflect two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Board of Directors on December 19, 2002 and August 4, 2003.

(2)
Anti-dilutive stock options excluded from the above computations for the three months ended November 1, 2003 and November 2, 2002 were 366 and 1,465, respectively. Anti-dilutive stock options excluded from the above computations for the nine months ended November 1, 2003 and November 2, 2002 were 666 and 1,005, respectively.

9.     Retirement of Treasury Shares

        On March 31, 2001, the Company's Board of Directors authorized the Company to repurchase from the open market up to 300,000 outstanding shares of its common stock to be held in treasury. During fiscal 2001, the Company repurchased 209,100 common shares at an average market price of $22.53 per share. The 209,100 treasury shares were not impacted by the two 50% stock dividends, each having the effect of a 3-for-2 stock split, declared by the Company's board of directors on December 19, 2002 and August 4, 2003.

On July 25, 2003, the Company retired the 209,100 shares held in treasury. We currently do not anticipate any additional share repurchases.

10.   Commitments

        The Company leases its Distribution Center located in Mineral Wells, West Virginia, Coeur d'Alene, Idaho Call Center, retail and outlet store space as well as certain other property and equipment under operating leases. Certain lease agreements are noncancellable with aggregate minimum lease payment requirements, contain escalation clauses and renewal options, and set forth incremental rental payments based on store sales above specified minimums ("contingent rental payments"). The Company incurred aggregate rent expense under its operating leases of $5,173,000 and $4,334,000 for the third quarters of fiscal 2003 and fiscal 2002, respectively. The Company incurred aggregate rent expense under its operating leases of $14,769,000 and $11,818,000 for the first nine months of fiscal 2003 and fiscal 2002, respectively. The Company incurred contingent rent expense of $70,000 and $75,000 for the third quarters of fiscal 2003 and fiscal 2002. The Company incurred contingent rent expense of $107,000 and $93,000 for the first nine months of fiscal 2003 and fiscal 2002, respectively.

        As of November 1, 2003, the Company's minimum lease payment requirements, excluding contingent rental payments, are as follows (in thousands):

For the remainder of fiscal 2003	$4,660
Fiscal 2004	20,035
Fiscal 2005	20,982
Fiscal 2006	20,886
Fiscal 2007	20,326
Fiscal 2008 (first nine months)	14,409
Thereafter	87,099

Total	$188,397

        Additionally, the Company had inventory purchase commitments of approximately $85.4 and $82.4 million at November 1, 2003 and November 2, 2002, respectively.

11.   Contingencies

        The Company and its subsidiaries are periodically involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's gross liability, if any, and without any consideration given to the availability of insurance or other indemnification, under any pending litigation or administrative proceedings would not materially affect its consolidated financial position, results of operations or cash flows.

        The Company collects sales taxes from customers transacting purchases in states in which the Company has physically based some portion of its business. The Company also pays applicable corporate income, franchise and other taxes, to states in which retail or outlet stores are physically located. Upon entering a new state, the Company accrues and remits the applicable taxes. The Company has accrued for these taxes based on its current interpretation of the tax code as written. Failure to properly determine or to timely remit these taxes may result in interest and related penalties being assessed.

12.   Segment Reporting

        The Company's executive management, being its chief operating decision makers, work together to allocate resources to and assess the performance of the Company's business. The Company's executive management manages the Company as two distinct operating segments, Direct and Retail. Although offering customers substantially similar merchandise, the Company's Direct and Retail operating segments have distinct management, marketing and operating strategies and processes.

        Beginning in the fiscal 2003 first quarter, the Company reclassified its outlet store business and phone and Internet orders that originate in retail stores from its Direct Segment to its Retail Segment. The Company made these reclassifications to reflect the manner in which its segments are currently managed. The Company has reclassified prior period financial statements on a consistent basis for all periods presented. These reclassifications had no impact on the Company's consolidated net sales, net income, retained earnings or cash flows for any period.

        The Company's executive management assesses the performance of each operating segment based on an "operating contribution" measure, which is defined as net sales less merchandise acquisition costs and certain directly identifiable and allocable operating costs, as described below. For the Direct Segment, these operating costs primarily consist of catalog development, production, and circulation costs, e-commerce advertising costs and order processing costs. For the Retail Segment, these operating costs primarily consist of store selling and occupancy costs. Operating contribution less corporate and other expenses is equal to income before interest and taxes. Corporate and other expenses consist of unallocated shared-service costs and general and administrative expenses. Unallocated shared-service costs include merchandising, inventory planning and quality assurance costs as well as corporate occupancy costs. General and administrative expenses include costs associated with general corporate management and shared departmental services (e.g., finance, accounting, data processing and human resources).

        Operating segment assets are those directly used in or clearly allocable to an operating segment's operations. For the Direct Segment, these assets primarily include inventory and prepaid and deferred catalog costs. For the Retail Segment, these assets primarily include inventory, fixtures and leasehold improvements. Corporate and other assets include corporate headquarters, merchandise distribution and shared technology infrastructure as well as corporate cash and cash equivalents and prepaid expenses. Operating segment depreciation and amortization and capital expenditures are correspondingly allocated to each operating segment. Corporate and other depreciation and amortization and capital expenditures are related to corporate headquarters, merchandise distribution, and technology infrastructure.

        The following tables provide certain financial data for the Company's Direct and Retail Segments as well as reconciliations to the Company's consolidated financial statements. The accounting policies of the operating segments are the same as those described in Note 2—"Significant Accounting Policies" to the audited consolidated financial statements included in the Company's Fiscal 2002 Annual Report on Form 10-K.

	Three Months Ended		Nine Months Ended
	Nov. 1, 2003	Nov. 2, 2002	Nov. 1, 2003	Nov. 2, 2002
Net sales(1):
Direct	$83,830	$91,600	$221,786	$237,525
Retail	54,322	37,230	128,224	89,690

Consolidated net sales	$138,152	$128,830	$350,010	$327,215

Operating contribution:
Direct	$13,208	$16,477	$33,274	$39,576
Retail	9,262	4,642	13,512	4,396

Total operating contribution	22,470	21,119	46,786	43,972
Corporate and other	(13,525)	(13,227)	(36,923)	(37,152)

Consolidated income from operations	$8,945	$7,892	$9,863	$6,820

Depreciation and amortization:
Direct	$378	$571	$1,320	$1,828
Retail	2,128	1,548	5,891	4,596
Corporate and other	1,738	1,630	5,267	4,906

Consolidated depreciation and amortization	$4,244	$3,749	$12,478	$11,330

Total assets:
Direct			$51,231	$73,569
Retail			103,271	83,267
Corporate and other assets			71,639	45,569

Consolidated total assets			$226,141	$202,405

Capital expenditures:
Direct	$223	$66	$1,793	$441
Retail	9,403	4,520	18,273	14,592
Corporate and other	1,042	669	2,696	2,217

Consolidated capital expenditures	$10,668	$5,255	$22,762	$17,250

(1)
There have been no inter-segment sales during the reported periods.

13.   Subsequent Event

        On December 4, 2003, the Company filed a registration statement with the Securities and Exchange Commission for the sale of 2.5 million shares of its common stock to the public. This registration statement has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Coldwater Creek
SPIRIT coldwatercreek.com
Nearly 200 new styles!
FIRST THAW
Coldwater Creek
NORTHCOUNTRY
New Year
185 New Styles
Winter Sale

3,900,000 Shares

Common Stock

Prospectus
                        , 2004

Banc of America Securities LLC

Morgan Stanley

RBC Capital Markets

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table shows the various fees and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered under this registration statement. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$5,171
NASD filing fee	6,892
Nasdaq National Market listing fee	44,850
Printing and engraving expenses	150,000
Legal fees and expenses	225,000
Accounting fees and expenses	200,000
Blue Sky and NASD-related expenses (including legal fees)	5,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	53,087
Total	$700,000

        Coldwater Creek will bear all expenses shown above.

Item 15. Indemnification of Directors and Officers

        The Bylaws of the registrant provide for the indemnification of the registrant's directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware General Corporation Law (the "DGCL"). The indemnification provided under the Bylaws includes the right to be paid by the registrant the expenses (including attorneys' fees) for any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of those expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the registrant of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. The indemnification provisions under the Bylaws are not exclusive of any other rights to which the registrant's directors or officers may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise. In addition, indemnification provisions shall continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of such a person.

        As permitted by the DGCL, the registrant's Certificate of Incorporation will provide that directors of the registrant shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, the registrant and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

        The registrant has entered into indemnification agreements with each of its directors and some of its officers pursuant to which the registrant agrees to indemnify the director or officer against expenses, judgments, fines or amounts paid in settlement incurred by the director or officer and arising out of his capacity as a director, officer, employee and/or agent of the registrant or other enterprise of which he is a director, officer, employee or agent acting at the registrant's request to the maximum extent permitted by applicable law, subject to certain limitations. In addition, the director or officer shall be entitled to an advance of expenses, to the maximum extent authorized or permitted by law, to meet the obligations indemnified against, subject to certain limitations.

        Under Delaware law, the registrant may purchase and maintain insurance for the benefit and on behalf of its directors and officers insuring against all liabilities that may be incurred by the director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the registrant. The registrant had in force as of November 1, 2003 director and officer liability insurance on behalf of its directors and officers in the amount of $15.0 million.

Item 16. Exhibits

        Please see the Exhibit Index immediately following the signature page.

Item 17. Undertakings

        The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment number two to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sandpoint, state of Idaho, on March 29, 2004.

COLDWATER CREEK INC.

By:	/s/ DENNIS C. PENCE Dennis C. Pence Chairman and Chief Executive Officer

        Pursuant to the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DENNIS C. PENCE Dennis C. Pence	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 29, 2004
/s/ MELVIN DICK Melvin Dick	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 29, 2004
/s/ DUANE A. HUESERS Duane A. Huesers	Vice President of Finance (Principal Accounting Officer)	March 29, 2004
* James R. Alexander	Director	March 29, 2004
* Michelle Collins	Director	March 29, 2004
* Warren Hashagen	Director	March 29, 2004
* Curt Hecker	Director	March 29, 2004

* Robert H. McCall	Director	March 29, 2004
* Ann Pence	Director	March 29, 2004
* Georgia Shonk-Simmons	President, Chief Merchandising Officer, and Director	March 29, 2004
*By:	/s/ MELVIN DICK Melvin Dick, Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	†	Form of Underwriting Agreement
4.1	†	Specimen of Stock Certificate (filed with the Company's S-1/A, File No. 333-16651)
5.1	*	Opinion of Hogan & Hartson L.L.P.
23.1		Consent of KPMG LLP
23.2	*	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24.1	†	Power of Attorney (included on the signature page to the Company's Form S-3, File No. 333-110932)

*
To be filed by amendment or by a current report on Form 8-K pursuant to Regulation S-K, Item 601(b).

†
Previously filed

The financial schedules are not submitted because they are not applicable or not required, or because the required information is included in the registrant's financial statements or the notes thereto included or incorporated by reference in this registration statement.